SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

INTERNATIONAL POWER PLC

(Exact name of registrant as specified in its Charter)

N/A

(Translation of registrant’s name into English)

Senator House
85 Queen Victoria Street
London EC4V 4DP
United Kingdom

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

[INTERNATIONAL POWER LOGO]

International Power

annual report 2003

Our core business values

Fiscal discipline
Integrity of communication
Respect for the individual
Substance with style
Team first culture

Careful adherence to our core business values will achieve our financial objectives and fulfil our obligations to all our stakeholders.

Financial highlights

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Turnover (including joint ventures and associates)	1,273	1,129

Profit/(loss) on ordinary activities before interest and taxation
Excluding exceptional items	285	388
Including exceptional items	(57)	327

Profit/(loss) on ordinary activities before taxation
Excluding exceptional items	174	256
Including exceptional items	(184)	195

Earnings/(loss) per share (EPS) in pence
Basic excluding exceptional items	10.2p	15.5p
Basic including exceptional items	(19.7)p	10.1p

Operating cash flow	285	391

Free cash flow – see page 14	121	252

Capital expenditure
Maintenance	64	48
Growth	57	98

	As at	As at
	31 December	31 December
	2003	2002
	£m	£m
Net assets	1,562	1,769

Net debt	692	812

Gearing	44%	46%

Debt capitalisation	31%	31%

Chairman’s statement

[GRAPHIC APPEARS HERE]

Following two years of exceptional growth, I advised you in my statement last year that our earnings would be lower in 2003, and in the range of 9p – 11p per share. In the event, earnings per share at 10.2p (before exceptional items) was down 34% against 2002 and profit before interest and tax (before exceptional items) at £285 million was down 27%.

The details behind these headline figures are presented and explained elsewhere in this Report, but in summary they show that our assets outside of the US and UK did well. The extremely weak markets in Texas and New England, which in fact worsened as the year progressed, meant that losses there offset some exceptional performances elsewhere. In the UK, although wholesale margins showed some temporary improvement in mid 2003, this was short lived and therefore of limited benefit to our earnings for the year.

As we look ahead, we can still see good progress being made in many of our markets around the world. Unfortunately, without some industry re-structuring in our US markets and in the UK, possibly accompanied by some repositioning of our business and assets in these areas, we believe that the next few years could remain difficult. Importantly, we have well run and highly efficient assets in both the US and the UK, and as the current imbalance between supply and demand reduces, we expect to be among the first generators able to return our plants to profit.

I would like to comment on two other issues that will affect our decision making as we manage our existing US and UK assets, and consider how much support and investment, or otherwise, we should provide.

In the US, because the visible medium-term outlook for our markets remains weak, we are in discussions with the bank group for our US business to restructure its non-recourse debt facility. A successful conclusion to this exercise, in the interests of shareholders and all other parties, is essential to ensure our on-going commitment to these assets. In the UK, a sensible carbon allocation level which is compatible with that adopted by our European trading partners, is equally important to our investment decisions in this market. Both of these issues will become much clearer as the year progresses, and we will keep you informed at the appropriate times.

Our policy on distributions to shareholders has also developed during 2003. We implemented a share buyback programme in May, and to date have bought back some 10.7 million shares at a cost of £13 million. We also negotiated some additional flexibility in our corporate bank facility, enabling dividend distributions to commence in 2005. We will review our dividend policy at our 2004 year end, based on our cash flow performance and our business outlook.

The last year was also a year of change in your Board. At the end of November 2003, our Chief Executive Officer (CEO), David Crane, left the Board when he was offered an exceptional US-style salary package, with which we could not and did not wish to compete. We also said goodbye to Peter Giller. I would like to express my thanks to David and to Peter for their contribution to the Company over the last few years. When we knew that David was leaving, we set in train the process to find the right replacement. This involved the appointment of external search consultants, and an examination of both external as well as internal candidates. At the end of this process, I was very pleased that Phil Cox accepted our offer to become CEO. Phil had been our Chief Financial Officer since demerger and there is no-one who has a better overall understanding of our business, our markets and our objectives. Phil’s replacement is Mark Williamson, who had been the head of our finance function from demerger. At the beginning of 2004, we also welcomed two new operational Directors to the Board. Steve Riley, who recently returned from Australia, is now the Executive Director responsible for our European activities, and Tony Concannon, who until recently managed our UK assets, is now the Executive Director responsible for our business in Australia. Steve and Tony are both young men, but they have been with the Company for some time and bring to the Board their considerable experience in our industry.

I would also like to thank all the employees across the Group for their continued efforts in 2003. Wherever I go in the Group I am always impressed by their enthusiastic and professional approach to their work.

Good corporate governance remains at the forefront of our minds, and last year I undertook to report on this subject more fully. In the event, the Financial Reporting Council issued a revised Combined Code in July 2003. Although this Revised Code is not directly applicable to us for the financial year just ended, we do report in our corporate governance section, not only on our practice during 2003, but also on the application of the Revised Code, highlighting those limited areas where currently we may be at variance with its requirements.

As you will see from our CEO’s statement, we continue to actively review growth opportunities in all our core regions. We do, however, need to resolve some difficult issues this year, particularly the restructuring of our US non-recourse debt facility, to ensure that we can return to the path of earnings growth and increased shareholder value.

Sir Neville Simms
Chairman

Chief Executive
Officer’s statement

[GRAPHIC APPEARS HERE]

Dear Shareholder,

I am pleased to report earnings per share (before exceptional items) in line with our earnings guidance for 2003, but I recognise that 2003 was the difficult year we anticipated, with profits down on last year – principally due to low prices for wholesale power in two of our key markets, namely the US and the UK. The fact that we did deliver on our earnings guidance is a testament to the strength of our global portfolio.

The Operating and financial review that follows in this report will give you a full explanation of our regional performance. There were many success stories. Our European assets (outside the UK) had another excellent year, with EOP in the Czech Republic delivering a record performance and our contracted assets in Portugal and Turkey achieving high levels of availability that resulted in good financial results. This was balanced against our performance in the UK, where trading conditions remain difficult, with low margins for wholesale power generators. Our Middle East business, which is underpinned by long-term off-take contracts, continues to grow profitably, with the acquisition of the Umm Al Nar power and desalination plant in Abu Dhabi. In Australia, the strength of our contracted position has maintained financial performance in a year when underlying market prices were somewhat weaker. Our assets in the Rest of the World, namely in Malaysia and Thailand, had excellent years. In Pakistan the agreements reached in 2000 have stood firm, and we continue to be paid in full and on time.

We have also taken steps to strengthen our capital structure by issuing a new convertible bond, and by renegotiating and renewing our Corporate bank facility. These steps provide additional security and flexibility to our capital structure.

Looking forward, we have many opportunities and some challenges, all of which I believe we are well equipped to deal with. Our principal challenge is the US business, where the clear objective is to preserve value for our shareholders. A wide range of options are currently under review. The fundamental issue is oversupply, and it will probably take some time for the supply/demand imbalance in our US markets to be corrected. We are taking active steps to manage this position, including a reduction in our cost base, selective mothballing of plant that is uneconomic to run, and the renegotiation of our non-recourse project debt. At this stage, we cannot predict with certainty the outcome of these negotiations, but we remain focused on minimising the financial demands on the Group, whilst recognising the upside value from future market recovery. We have also taken a prudent view on the balance sheet value of our US merchant assets, and have written down their value by £404 million at the year end, based on our view of their long-term cash flows. Weak market conditions in the US is the sole reason our earnings guidance for 2004 is lower, with an EPS range of 7p to 9p.

We continue to be very active in reviewing growth opportunities, both in our existing merchant markets and in those that provide secure long-term contracts. Let me give you two examples. The low wholesale price environment means that selected merchant assets in both the UK and the US are potentially available at a discount to original cost, providing an opportunity to add value, scale and complementary assets in our core markets. Secondly, as an investment that will significantly increase our long-term contracted position, we announced in December 2003 that we will build four power stations in Saudi Arabia with a total capacity of 1,074 MW, all of which are fully contracted to Saudi Aramco, one of the largest oil and gas companies in the world. These plants will start operating during 2006. We continue to review further opportunities in the Middle East. Our investment criteria remain stringent and we will use your capital carefully.

We take our environmental and community responsibilities very seriously, and the corporate social responsibility section of this report will give you some practical examples of our commitment. We also announced in early 2004 our first wind farm development in Australia, and we continue to develop the capability to use more environmentally-friendly fuels in our UK coal-fired plant.

The senior management team and I have a clear vision of the future for your Company. Our strategy remains to create value through wholesale power generation in our core regions, and we have the people, the resources and the determination to ensure we deliver for the benefit of all our shareholders and stakeholders.

Philip Cox
Chief Executive Officer

Asset portfolio

THE TABLE BELOW SETS OUT DETAILS IN RELATION TO OUR OPERATING PLANTS AND PLANTS UNDER CONSTRUCTION AS AT 26 FEBRUARY 2004.

		Fuel/type	Gross	Net	Gross	Net
			capacity	capacity(2)	capacity	capacity(2)
			power	power	heat (MWth)	heat (MWth)
			MW	MW	desal (MIGD)	desal (MIGD)
					steam	steam
					(million lbs/hr)	(million lbs/hr)
Assets in operation
North America	Hartwell, Georgia	Gas (OCGT)	310	155
	Oyster Creek, Texas	Gas (Cogen/CCGT)	425	213	100 MWth	50 MWth
	Hays, Texas(1)(4)	Gas (CCGT)	1,100	1,100
	Midlothian I and II, Texas(1)	Gas (CCGT)	1,650	1,650
	Blackstone, Massachusetts(1)	Gas (CCGT)	570	570
	Milford, Massachusetts	Gas (CCGT)	160	160
	Bellingham, Massachusetts(1)	Gas (CCGT)	570	570
North America total in operation			4,785	4,418	100 MWth	50 MWth

Europe	EOP, Czech Republic(3)	Coal/Gas	585	580	1,945 MWth	1,925 MWth
	Deeside, UK	Gas (CCGT)	500	500
	Rugeley, UK	Coal (50 MW of OCGT)	1,050	1,050
	Tejo Energia (Pego), Portugal	Coal	600	270
	Uni-Mar (Marmara), Turkey	Gas (CCGT)	480	160
Europe total in operation			3,215	2,560	1,945 MWth	1,925 MWth

Middle East	Al Kamil, Oman	Gas (OCGT)	285	285
	Arabian Power Company
	(Umm Al Nar), UAE	Gas (CCGT)/desalination	870	174	162MIGD	32MIGD
Middle East total in operation			1,155	459	162MIGD	32MIGD

Australia	Hazelwood, Victoria	Coal	1,610	1,480
	Synergen, South Australia	Various (OCGT)	360	360
	Pelican Point, South Australia	Gas (CCGT)	485	485
	SEA Gas pipeline, South Australia(5)		n/a	n/a
Australia total in operation			2,455	2,325

Rest of the World	Malakoff, Malaysia(3)	Gas (OC/CCGT)	1,895	355
	Thai National Power
	(Pluak Daeng), Thailand	Gas (Cogen)	110	110	20 MWth	20 MWth
	HUBCO, Pakistan	Oil	1,290	270
	KAPCO, Pakistan	Gas/Oil (CCGT)	1,600	575
Rest of the World total in operation			4,895	1,310	20 MWth	20 MWth

TOTAL in operation around the world			16,505	11,072

Assets under construction
	Arabian Power Company
	(Umm Al Nar Expansion), UAE	Gas (CCGT)/desalination	1,550	310	25MIGD	5MIGD
	Shuweihat S1, UAE	Gas (CCGT)/desalination	1,500	300	100MIGD	20MIGD
	Saudi Aramco Cogen Projects, Saudi Arabia	Gas (Cogen)	1,074	644	4.5m lbs/hr	2.7m lbs/hr
	Malakoff, Malaysia(3)	Coal	1,890	355

TOTAL under construction around the world			6,014	1,609

(1)	Capacity shown for these assets is the nameplate capacity.
(2)	Net capacity – Group share of gross capacity.
(3)	Gross capacity amount shown for EOP and Malakoff represents the actual net interest owned directly or indirectly by EOP and Malakoff, respectively.
(4)	The generation capacity at Hays was mothballed in January 2004.
(5)	687 km gas pipeline from Victoria to South Australia.

Operating and financial review

ABOUT INTERNATIONAL POWER WE ARE AN INTERNATIONAL WHOLESALE POWER GENERATOR AND DEVELOPER WITH INTERESTS IN 12 COUNTRIES COVERING FOUR CONTINENTS. FOR REPORTING PURPOSES WE ORGANISE OUR BUSINESS INTO FIVE SEGMENTS: NORTH AMERICA, EUROPE, MIDDLE EAST, AUSTRALIA AND REST OF THE WORLD.

Our business

International Power owns, controls or operates more than 16,000 MW of generating capacity worldwide. Formed in October 2000 by the demerger of National Power, International Power is currently listed on the London and New York Stock Exchanges. Since demerger, we have increased our international presence by building new generating assets in the US, Oman and the UAE and through the acquisition of plants in Australia, the UAE and the UK.

We generate electricity from gas, oil, coal and renewable energy sources. We also maximise value through complementary activities. These include mining coal and transporting gas by pipeline in Australia, desalinating water in the Middle East and providing steam for district heating systems in Europe. Some of the power we generate is sold to customers through competitive merchant markets. The remainder is sold to single customers under long-term power purchase agreements.

Environmental care is an integral part of all our operations. New initiatives range from developing our first wind farm in Australia to increasing our capability to burn more environmentally friendly fuels in our UK coal-fired power station.

The corporate social responsibility section (see pages 36 to 42) sets out how we manage environmental impacts and our relationship with the communities in which we operate.

Our strategy

We aim to create value in wholesale power generation through operating our existing asset portfolio efficiently, trading output competitively and growing the business in our core regions of North America, Europe, the Middle East and Australia. We aim to maintain a balanced portfolio of assets in terms of fuel diversity, dispatch type, geographical spread and participation in both merchant markets and long-term contracts.

We have the people, the resources and the determination to deliver for the benefit of all our shareholders and stakeholders.

Our core skills

We operate in a capital-intensive industry where financing expertise optimises the funding structure for all our assets and investments. Growth comes from a mixture of development projects and acquisitions. We have a co-ordinated corporate and regional approach to the sourcing, selection and evaluation of acquisition opportunities. Robust technical, commercial and financial criteria ensure our capital is used wisely.

Long-term success depends on the quality of the development opportunities we secure. We have been particularly successful in the Middle East, where long-term off-take agreements significantly balance risk in developing and building new capital-intensive plant. Our development, construction management and commercial skills are essential for ensuring satisfied customers and sound financial returns.

Our business requires maximum plant availability, particularly at times of peak demand, and our experienced operations and engineering personnel help us deliver at these times of significant value. There is close integration between operations and trading teams in all our core regions to ensure speed and flexibility of response to market conditions. Our fuel procurement teams are responsible for co-ordinating our gas, coal and oil supply with the demands of our power generation profile.

Financial highlights

Profit and loss account

	Year ended		Year ended
	31 December		31 December
	2003		2002
	£m		£m
Excluding exceptional items
Turnover – gross	1,273		1,129

Profit before interest and tax	285		388
Interest	(111)		(132)
Tax	(54)		(77)
Minority interests	(7)		(6)

	113		173

Earnings per share	10.2	p	15.5	p

Including exceptional items
(Loss)/profit before interest and tax	(57)		327

(Loss)/earnings per share	(19.7	)p	10.1	p

Balance sheet

	As at	As at
	31 December	31 December
	2003	2002
	£m	£m
Net assets	1,562	1,769

Net debt	692	812
Gearing	44%	46%
Debt capitalisation	31%	31%

•	Earnings per share (before exceptional items) of 10.2p, in line with guidance

•	Profit before interest and tax (before exceptional items) of £285 million (2002: £388 million)

•	Operating cash flow of £285 million (2002: £391 million)

•	Book value of US merchant plants written down by £404 million to £600 million (as an exceptional item)

•	Balance sheet strength maintained – gearing 44%; debt capitalisation 31%

•	Interest cover (before exceptional items) of 2.6x (2002: 2.9x)

•	US$252 million convertible bond issued; US$450 million three-year revolver signed

[GRAPHIC APPEARS HERE]

Left: Umm Al Nar, UAE

Regional highlights

Segment results – excluding exceptional items

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Turnover
North America	414	315
Europe	474	440
Middle East	33	–
Australia	224	226
Rest of the World	128	148

Gross turnover	1,273	1,129
Less: turnover of joint ventures	(136)	(122)
Less: turnover of associates	(285)	(290)

Group turnover	852	717

Profit before interest and tax
North America	2	99
Europe	103	100
Middle East	23	9
Australia	101	101
Rest of the World	84	108

Segmental operating profit	313	417
Corporate costs	(28)	(29)

Operating profit (excluding exceptional items)	285	388
Exceptional items	(342)	(61)

(Loss)/profit before interest and tax	(57)	327

•	Added 1,600 MW (net) of new capacity (in operation and under construction) to portfolio

•	Acquired 20% ownership of Umm Al Nar power and water desalination plant in Abu Dhabi

•	De-mothballed 250 MW unit at Deeside, UK in Q4 2003

•	Awarded contract by Saudi Aramco for four cogeneration plants in Saudi Arabia

•	Completed 687km SEA Gas pipeline in Australia

•	Secured first wind farm project in Australia (46 MW) with 10-year power purchase agreement

The regional performance is discussed in more detail on pages 8 to 12.
Corporate costs and exceptional items are discussed on page 13.

Regional performance

North America

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Turnover	414	315

PBIT (pre-exceptional items)	2	99
Exceptional items	(404)	–

PBIT	(402)	99

Weak wholesale prices impacted our financial performance in North America during 2003. Gross turnover in North America increased to £414 million from £315 million in 2002, as all plants were operational during 2003. However, 2003 profit before interest and tax decreased to £2 million from £99 million in 2002, due to a combination of low spark spreads and declining compensation payments from Alstom.

In light of recent trading conditions and future price forecasts in the ERCOT (Texas) and NEPOOL (New England) markets, we reviewed the balance sheet book values of the US merchant plants (Hays, Midlothian, Blackstone, Bellingham and Milford). This review resulted in an impairment of these assets by an aggregate amount of £404 million. The revised net book value of these assets totals £600 million.

Given uncertainty in the ability of these merchant assets to meet all future costs including interest payments, our US subsidiary, ANP Funding 1, has proactively approached its US bank group to renegotiate the terms of its non-recourse project finance in order to provide an appropriate long-term financing structure. Discussions with the bank group will examine a wide range of options. As we are also in discussion with the US bank group regarding certain claimed technical events of default, this non-recourse debt is disclosed as current debt in our accounts.

Due to uneconomic prices, we mothballed our modern 1,100 MW combined cycle gas turbine (CCGT) Hays power station in Texas in January 2004, for an indefinite period.

	Fuel / Type	Gross	Net	Gross	Net
		capacity	capacity(2)	capacity	capacity(2)
		power	power	heat (MWth)	heat (MWth)
		MW	MW
Assets in operation
Hartwell, Georgia	Gas (OCGT)	310	155	–	–
Oyster Creek, Texas	Gas (Cogen/CCGT)	425	213	100	50
Hays, Texas(1)(3)	Gas (CCGT)	1,100	1,100	–	–
Midlothian I and II, Texas(1)	Gas (CCGT)	1,650	1,650	–	–
Blackstone, Massachusetts(1)	Gas (CCGT)	570	570	–	–
Milford, Massachusetts	Gas (CCGT)	160	160	–	–
Bellingham, Massachusetts(1)	Gas (CCGT)	570	570	–	–
North America total in operation		4,785	4,418	100	50

(1)	Capacity shown for these assets is the nameplate capacity.
(2)	Net capacity is the Group share of gross capacity.
(3)	The generation capacity at Hays was mothballed in January 2004.

[GRAPHIC APPEARS HERE]

Left: Blackstone, US

International Power operates within the wholesale generation market, with the skills and resources to play an active role in all phases of the power generation chain.

Europe

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Turnover	474	440

PBIT (pre-exceptional items)	103	100
Exceptional items	7	(103)

PBIT	110	(3)

All our European assets delivered a strong operational performance last year. Turnover increased by 8% to £474 million, principally supported by the performance of the contracted assets in this region. Our long-term contracted assets in Portugal and Turkey delivered excellent financial performance, and coupled with a record profit performance from EOP in the Czech Republic, offset the weak market conditions in the UK and helped the region generate profit before interest and tax of £103 million (2002: £100 million).

Overall profitability in the UK was lower than last year due to the termination of the tolling agreement at Rugeley (with TXU Europe) in November 2002 and weak wholesale prices during much of 2003. Following the termination of the tolling contract, the existing £160 million non-recourse debt facility for Rugeley was renegotiated and reduced to £90 million in August 2003. We continue to discuss appropriate compensation with TXU Europe’s administrators, but at present we are unable to forecast the timing of a resolution.

In the UK, in order to provide additional support for our contracted capacity during the winter period, we returned the 250 MW mothballed unit at the Deeside plant to service in October 2003.

Although UK wholesale prices showed some improvement in the second half of 2003, significant increases in gas and coal prices quickly eroded this benefit. Despite these tough market conditions, we see potential opportunities to add value by consolidating our position in the UK and we will continue to review market developments carefully.

In January 2004, the UK government announced draft carbon dioxide emission allocations and commenced industry consultation to finalise the position by the end of September this year. The draft allocations for Rugeley and Deeside were broadly in line with our expectations. Carbon dioxide allocations are an important factor in deciding whether the fitting of flue gas desulphurisation (FGD) at Rugeley is economic. This decision will be made in June 2004 when we decide on our plans for Rugeley under the Large Combustion Plant Directive (LCPD).

EOP and Pego are well placed to meet their requirements under the LCPD. FGD is already fitted at EOP, and plans are underway to build FGD at Pego during 2006.

The Portuguese government has commenced discussions with incumbent generators to make changes to existing long-term Power Purchase Agreements (PPAs). These discussions are targeted to enable the Portuguese market to integrate with the new liberalised Iberian wholesale power market that is due to commence operation in 2006. These discussions are at an early stage and are likely to continue into the second half of 2004. We believe that the government intends to preserve the value in these contracts and therefore we expect to be kept economically whole through this process.

In February 2004, we disposed of our stake in Elcogas, Spain. This investment had been fully provided against, and the release of a guarantee will result in an exceptional gain in Q1 2004.

To reflect our current management structure we now report the results of our Middle East business as a separate region rather than with the European business results, as reported last year.

	Fuel / Type	Gross	Net	Gross	Net
		capacity	capacity(1)	capacity	capacity(1)
		power	power	heat (MWth)	heat (MWth)
		MW	MW
Assets in operation
EOP, Czech Republic(2)	Coal/Gas	585	580	1,945	1,925
Deeside, UK	Gas (CCGT)	500	500	–	–
Rugeley, UK	Coal (50 MW of OCGT)	1,050	1,050	–	–
Tejo Energia (Pego), Portugal	Coal	600	270	–	–
Uni-Mar (Marmara), Turkey	Gas (CCGT)	480	160	–	–
Europe total in operation		3,215	2,560	1,945	1,925

(1)	Net capacity is the Group share of gross capacity.
(2)	Gross capacity amount shown for EOP represents the actual net interest owned directly or indirectly by EOP.

Middle East

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Turnover	33	–

PBIT (pre-exceptional items)	23	9
Exceptional items	–	–

PBIT	23	9

Turnover rose to £33 million (2002: £nil) and operating profit increased to £23 million (2002: £9 million) as a result of the acquisition of Umm Al Nar and the commencement of operations at Al Kamil.

In April, together with our partners TEPCO and Mitsui, we acquired a 20% interest in Umm Al Nar, a large power and water desalination plant. The acquisition is backed by a 23-year Power and Water Purchase Agreement (PWPA) with the Abu Dhabi Water and Electricity Company. In July, a US$1.77 billion non-recourse funding package was secured to fund the acquisition and the associated plant expansion project. Since acquisition, the plant has delivered robust financial and operational performance.

In December, together with our partner Saudi Oger, we signed an agreement with Saudi Aramco to develop, own and operate four cogeneration plants in Saudi Arabia. These facilities will have a total capacity of 1,074 MW and be capable of producing 4.5 million lbs/hr of steam. They are expected to commence operation on a phased basis between March and December 2006. On completion the plants will supply power and steam to Saudi Aramco under 20-year Energy Conversion Agreements. International Power owns 60% of the project company, with Saudi Oger holding the remaining 40%.

In February 2004, the financing for the Saudi Aramco cogeneration projects was completed. The financing comprises a non-recourse US$510 million facility that has a 17-year term. International Power’s total equity commitment to the projects amounts to US$78 million.

The construction of the Shuweihat S1 power and water plant in Abu Dhabi is progressing and the plant is expected to commence operation in Q4 2004. The first two of five gas turbines and the first of six multi-stage flash desalination units have been successfully commissioned.

	Fuel / Type	Gross	Net	Gross	Net
		capacity	capacity(1)	capacity	capacity(1)
		power	power	heat (MWth)	heat (MWth)
		MW	MW	desal (MIGD)	desal (MIGD)
				steam	steam
				(million lbs/hr)	(million lbs/hr)
Assets in operation
Al Kamil, Oman	Gas (OCGT)	285	285	–	–
Arabian Power Company (Umm Al Nar), UAE	Gas (CCGT)/desalination	870	174	162 MIGD	32 MIGD
Middle East total in operation		1,155	459	162 MIGD	32 MIGD
Assets under construction
Arabian Power Company (Umm Al Nar expansion), UAE	Gas (CCGT)/desalination	1,550	310	25 MIGD	5 MIGD
Shuweihat S1, UAE	Gas (CCGT)/desalination	1,500	300	100 MIGD	20 MIGD
Saudi Aramco Cogen Projects, Saudia Arabia	Gas (Cogen)	1,074	644	4.5m lbs/hr	2.7m lbs/hr
Middle East total under construction		4,124	1,254

(1)	Net capacity is the Group share of gross capacity.

Australia

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Turnover	224	226

PBIT (pre-exceptional items)	101	101
Exceptional items	–	–

PBIT	101	101

Reflecting the strength of our contracted position in Australia, turnover at £224 million (2002: £226 million), and operating profit at £101 million (2002: £101 million) were both flat when compared to 2002, despite relatively lower market prices in 2003. We continue to retain a strong forward contracted position through 2004.

Work is underway to further develop the open cast coal mine at Hazelwood. This project will extend the life of the mine and will provide coal reserves to support generation at Hazelwood until the end of 2009. The Hazelwood turbine upgrade programme is progressing well and is expected to increase the plant’s peak capacity from 1,610 MW to 1,740 MW by 2007.

Construction of the 687 km SEA Gas pipeline was completed on 1 January 2004 on schedule and on budget. The pipeline will be used to transport gas from the Minerva gas field in Victoria by Q4 2004.

We are pleased to report that we have secured our first wind power project at Canunda in South Australia. Construction of this 46 MW plant is expected to start in Q2 of this year, with a view to commencing commercial operation in Q2 2005. Power from this plant will be sold under a 10-year long-term contract to AGL, Australia’s largest energy retailer. With the addition of Canunda, our Australian portfolio is now well balanced with good fuel diversity, ranging from fossil fired (brown coal and efficient gas-fired) through to wind power.

	Fuel / Type	Gross	Net
		capacity	capacity(1)
		power	power
		MW	MW
Assets in operation
Hazelwood, Victoria	Coal	1,610	1,480
Synergen, South Australia	Various (OCGT)	360	360
Pelican Point, South Australia	Gas (CCGT)	485	485
SEA Gas pipeline, South Australia(2)		n/a	n/a
Australia total in operation		2,455	2,325

(1)	Net capacity is the Group share of gross capacity.
(2)	687 km gas pipeline from Victoria to South Australia.

[GRAPHIC APPEARS HERE]

Above: Wind farm, Australia

With interests in over 30 power stations around the world, we own one of the most geographically diverse asset portfolios, generating enough power to light up 20 million homes.

Rest of the World

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Turnover	128	148

PBIT (pre-exceptional items)	84	108
Exceptional items	55	42

PBIT	139	150

Our plants in the Rest of the World have delivered steady performance over the past year, with turnover of £128 million (2002: £148 million) and profit before interest and tax at £84 million (2002: £108 million).

Both of our investments in Pakistan (HUBCO and KAPCO) continue to perform well. We have sold a 5% shareholding in HUBCO in line with our policy of selectively monetising investments at the appropriate time generating cash of £21 million. Our equity interest in HUBCO now totals 20.7%. We have booked an exceptional gains of £52 million, reflecting the profit on this sale and the reversal of a previous impairment provision.

Malakoff made two acquisitions in Malaysia in 2003. It acquired 100% of Prai Power, a 350 MW CCGT plant and 90% of the equity interest in Tanjung Bin, a 2,100 MW coal-fired plant. Both acquisitions are backed by long-term PPAs with Tenaga Nasional Berhad, Malaysia’s leading utility.

Our 110 MW plant in Thailand sells the majority of its power under a long-term contract to the Electricity Generating Authority of Thailand with the remainder of its output being sold to local industrial customers. In 2003, the plant benefited from increased retail sales to its industrial customers due to the acceleration of economic growth in Thailand, which looks set to continue.

In 2003 we concluded our divestments in China, realising an exceptional gain of £3 million.

	Fuel / Type	Gross	Net	Gross	Net
		capacity	capacity(1)	capacity	capacity(1)
		power	power	heat (MWth)	heat (MWth)
		MW	MW
Assets in operation
Malakoff, Malaysia(2)	Gas (OC/CCGT)	1,895	355	–	–
Thai National Power (Pluak Daeng), Thailand	Gas (Cogen)	110	110	20	20
HUBCO, Pakistan	Oil	1,290	270	–	–
KAPCO, Pakistan	Gas/Oil (CCGT)	1,600	575	–	–
Rest of the World total in operation		4,895	1,310	20	20
Assets under construction
Malakoff, Malaysia(2)	Coal	1,890	355
Rest of the World under construction		1,890	355

(1)	Net capacity is the Group share of gross capacity.
(2)	Gross capacity amount shown for Malakoff represents the actual net interest owned directly or indirectly by Malakoff.

[GRAPHIC APPEARS HERE]

Above: Lumut power plant, Malakoff, Malaysia

Outlook

Our clear immediate priority is the successful restructuring of the US business and we are focused on finding a solution that provides value for our shareholders. Alongside our drive to deliver value from our existing asset base, we continue to review a range of growth opportunities in our core markets.

Our earnings per share guidance for 2004 remains 7p to 9p.

Corporate

Corporate costs

The Group operates from corporate offices in London and Swindon, where corporate and business functions are based to support our worldwide operations. Continued cost control resulted in the cost of providing these services being reduced to £28 million (2002: £29 million).

In addition, the Group operates regional business support offices in the US, Australia, the Czech Republic, Italy, Japan and the UAE.

These offices vary in size dependent on the scale of operations in the region, and apart from the US and Australia, are primarily focused on business development.

Exceptional items

During the year, the Group recorded two operating exceptional items:

•	impairment of US plant by £404 million;

•	reversal of past impairment of our HUBCO investment by £35 million.

The carrying values of our US plant were reviewed following the sharp decline in both current and forward electricity prices in the ERCOT and NEPOOL markets in the US. This resulted in impairment of our US merchant plants (Hays, Midlothian, Blackstone, Bellingham and Milford).

The revised US book values were determined by applying a risk adjusted discount rate of 9.7% to the post-tax cash flows expected from the plants over their remaining useful lives.

Additionally during the year, the Group recorded the following three non-operating exceptional items:

•	profit on disposal of a 5% holding in HUBCO of £17 million;

•	profit on disposal of a Czech fixed asset investment of £7 million;

•	proceeds and a gain relating to China exit of £3 million.

Net interest

Net interest payable for the year ended 31 December 2003 was £111 million (excluding exceptional items). Corporate and subsidiary operations accounted for interest payable of £79 million comprising gross interest of £123 million on bonds, bank loans and overdrafts offset by £23 million interest receivable, foreign exchange gains of £19 million and by capitalised interest of £2 million. Associates and joint ventures incurred net interest payable of £32 million. Consolidated interest cover was 2.6 times (excluding exceptional items).

Additionally during 2003, the Group recorded an exceptional interest charge of £16 million in relation to the write-off of unamortised facility costs in the US and the UK.

Tax

The tax charge for the year (pre-exceptional items) amounted to £54 million compared to £77 million in the previous year. The tax charge represents an effective tax rate of 31%, compared to 30% in the prior period.

Additionally during 2003, the Group recorded an exceptional tax credit of £26 million relating to a net write back of deferred tax following the impairment of the US plant.

We are actively seeking viable renewable energy opportunities for future development.

[GRAPHIC APPEARS HERE]

Above: Pego, Tejo Energia Portugal

Financial position and resources

Liquidity

A summarised, reclassified presentation of the Group cash flow is set out below:

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Operating (loss)/profit	(279)	105
Impairment of plant	404	103

	125	208
Depreciation and amortisation	109	112
Dividends from joint ventures and associates	68	84
Dividends received from fixed asset investments – ordinary	33	31
Movement in working capital and provisions	(50)	(44)

Operating cash flow	285	391
Capital expenditure – maintenance	(64)	(48)
Tax and interest paid	(96)	(108)
Exceptional items:
Dividends received from fixed asset investments	–	42
Refinancing charges	(4)	(25)

Free cash flow	121	252
Capital expenditure – growth	(57)	(98)
Capital expenditure – other financial investment	(9)	–
Compensation for long-term performance shortfalls	56	–
Acquisitions and disposals (2003 – exceptional)	35	(144)
Share buyback	(13)	–
Foreign exchange, hedging and other	(13)	75

Decrease in net debt	120	85
Opening net debt	(812)	(897)

Closing net debt	(692)	(812)

Operating cash flow for the year ended 31 December 2003 decreased by 27% to £285 million as compared to £391 million for the year ended 31 December 2002. The principal reasons include lower operating profit performance from the US and the UK and a reduction in dividend receipts from joint ventures and associates. Capital expenditure to maintain the operating capacity of our power stations has increased compared with the previous year, reflecting the completion of our new build capacity in Massachusetts and Texas in 2002. Capital expenditure to increase our operating capacity amounted to £57 million as compared to £98 million in the previous year, reflecting spend on the build of our US and Al Kamil plants. During the year ended 31 December 2003, the Group received £56 million from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts.

Net interest of £79 million (2002: £88 million) was paid in the year reflecting a small reduction in average debt levels over the course of the year, together with a slightly lower average cost of debt. Additionally, debt issue costs totalling £3 million are also included within the interest line. Net tax payments in the year were £14 million (2002: £20 million). Acquisitions and disposals principally comprise of cash receipts from the sale of a 5% holding in HUBCO and from the sale of our investment in VCE (Czech Republic).

Balance sheet

A summarised, re-classified presentation of the Group balance sheet is set out below:

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Fixed assets
Intangibles and tangibles	2,049	2,474
Investments	538	507

Total fixed assets	2,587	2,981
Net current liabilities (excluding short-term debt)	(90)	(138)
Provisions and creditors due after more than one year	(243)	(262)
Net debt	(692)	(812)

Net assets	1,562	1,769

Gearing	44%	46%
Debt capitalisation	31%	31%

Net assets at 31 December 2003 decreased by £207 million to £1,562 million, as compared with £1,769 million at the end of the previous year. The significant impacts on net assets in the year were a reduction in fixed assets of £404 million following the US impairment, an increase of £35 million in investments following the reversal of the HUBCO impairment and a reduction in tax creditors of £27 million following a net deferred tax write back following the US impairment.

Net debt at 31 December 2003 of £692 million is down from £812 million at 31 December 2002. This reflects the strong operating cash flow of the business and the positive impact of translation of net debt balances denominated in foreign currencies, offset by the write-off of unamortised facility fees in the US. Net debt at 31 December 2003 is shown net of facility fees of £15 million, which have been capitalised and offset against the debt in accordance with accounting standard FRS 4.

In addition, net assets were also impacted by a net gain of £15 million arising on the retranslation of our net investment in foreign entities offset by a reduction of £13 million as a result of the share buyback programme.

Net debt and capital structure

Group net debt at 31 December comprised:

	2003	2002
	£m	£m
Cash and liquid resources	743	842
Euro dollar bonds	–	(37)
Convertible bond	(200)	(231)
Loans (non-recourse)	(1,235)	(1,386)

	(692)	(812)

The above net debt of £692 million excludes the Group’s share of joint ventures’ and associates’ net debt of £712 million (2002: £503 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company. In view of the significance of this amount, it has been disclosed separately.

The Group has sufficient credit facilities in place to fund and support adequately its existing operations and to finance the purchase of new assets. These facilities comprise a revolving credit facility for US$450 million (expiry October 2006), the portion of the existing convertible bond for US$103 million not ‘put’ by bond holders (maturing November 2005), and a new convertible bond for US$252 million (maturing August 2023 but with bondholders having the right to ‘put’ the bond back to the Group in August 2010, 2013, 2018 and 2023). In addition, the Group has uncommitted bilateral credit lines from various banks at its disposal at the corporate level.

Secured non-recourse finance

The Group’s financial strategy is to finance its assets by means of limited or non-recourse project financings at the asset or intermediate holding company level, wherever that is practical. As part of this strategy, we refinanced EOP in the Czech Republic, increasing the facility to Czk 3,000 million and extending the maturity to 2007.

The non-recourse debt at Rugeley of £160 million, which was in technical default at the beginning of the year, was successfully renegotiated in August 2003 and the debt maturity reinstated to 2008 for a reduced amount of £90 million. In May 2003 at American National Power (ANP), our US bank group waived all claimed technical defaults on our US non-recourse financing and therefore this debt was redesignated to its original maturity at 30 June 2003. However, in the fourth quarter our US banks claimed further technical defaults on this financing.

Therefore as these issues were not formally resolved at 31 December 2003, the debt at ANP has been reported as current non-recourse debt in our accounts.

In line with all non-recourse finance, any support to the ANP facility would be entirely discretionary, and would not have a material impact on the Group’s liquidity or investment capability.

During 2003 both Standard & Poors and Moody’s reviewed the credit rating of our wholly owned subsidiary ANP and this resulted in a downgrade to below investment grade. This in itself is not an act of default on the ANP facility, although it does increase the interest margin of the outstanding debt.

Corporate and Group debt

Apart from the ANP facility, which is reclassified as current, there are no major debt maturities at Corporate or Group level in 2004. Significant new capital expenditure on growth projects will be financed from existing cash resources, drawing down on bank lines or issuing new fixed rate debt, depending on market conditions at the time.

On 31 December 2003, we had aggregated debt financing of £1,435 million denominated principally in US dollars, Australian dollars, sterling, Czech koruna and Thai baht. Of this amount £531 million is due for repayment in 2004, with the majority of the remaining balance due after 2008. This short-term debt includes the ANP facility already discussed in this section.

[GRAPHIC APPEARS HERE]

Left: Blackstone, US

Treasury and counterparty
risk policy

Treasury policy seeks to ensure that adequate financial resources are available for the development of the Group’s business whilst managing its currency, interest rate and counterparty credit risks. The Group’s treasury policy is not to engage in speculative transactions. Group treasury acts within clearly defined guidelines that are approved by the Board. The major areas of treasury activity are set out below.

Currency translation exposure

In common with other international companies, the results of the Group’s foreign operations are translated into sterling at the average exchange rates for the period concerned. The balance sheets of foreign operations are translated into sterling at the closing exchange rates. This translation has no impact on the cash flow of the Group. In order to hedge the net assets of foreign operations, borrowings are generally in the same currency as the underlying investment. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way.

It is our policy not to hedge currency translation through foreign exchange contracts or currency swaps.

Average and year end sterling rates for major currencies which are significant to the Group were:

			At 31
	Average		December
	2003	2002	2003	2002
US dollar	1.64	1.50	1.79	1.61
Australian dollar	2.53	2.78	2.38	2.86
Czech koruna	46.20	49.16	45.97	48.42

Currency transaction exposure

This arises where a business unit makes actual sales and purchases in a currency other than its functional currency. Transaction exposure also arises on the remittance from overseas of dividends or surplus funds. The Group’s policy is to match transaction exposure where possible, and hedge remaining transactions as soon as they are committed, by using foreign currency contracts and similar instruments.

Short-term deposits

Surplus funds are placed for short periods in investments that carry low credit risk and are readily realisable in major currencies.

Interest rate risk

The Group’s policy is to fix interest rates for a significant portion of the debt (82% as at 31 December 2003) using forward rate or interest rate swap agreements. Significant interest rate management programmes and instruments require specific approval of the Board. The weighted average interest of the fixed rate debt was 7%. Where project finance is utilised, our policy is to align the maturity of the debt with the contractual terms of the customer off-take agreement.

Counterparty credit risk

The Group’s policy is to manage its credit exposure to trading and financial counterparties within clearly defined limits. Energy trading activities are strictly monitored and controlled through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures in each of our key regions. Counterparty exposure via customer off-take agreements is monitored and managed by the local asset team with assistance from Group treasury where appropriate. In addition, Group treasury manages the Group-wide counterparty credit exposure on a consolidated basis, with the active and close involvement of the Global Risk Manager. Financial counterparty credit exposure is limited to relationship banks and commercial paper with companies which have strong investment grade credit ratings.

Our focus on fiscal discipline together with our solid financial position is a key strength.

Critical accounting policies and estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the UK. As such, we are required to make certain estimates, judgements and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements; the reported amounts of revenues and expenses during the periods presented and the related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances to ensure full compliance with UK GAAP and best practice. Actual results may differ significantly from our estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

Our Group accounting policies are detailed on pages 67 and 68. The table below identifies the areas where significant judgements are required, normally due to the uncertainties involved in the application of certain accounting policies.

Of the accounting policies identified in the table a discussion follows on the policies we believe to be the most critical in considering the impact of estimates and judgements on the Group’s financial position and results of operations.

Fixed asset valuation

Tangible fixed assets

The original cost of greenfield-developed assets includes relevant borrowing and development costs:

•	Interest on borrowings relating to major capital projects with long periods of development is capitalised during construction and written-off as part of the total cost over the useful life of the asset.

•	Project development costs (including appropriate direct internal costs) are capitalised from the point that it is virtually certain that the project will proceed to completion.

Accounting policy	Judgements/uncertainties affecting application
Fixed asset valuation	Determination of trigger events indicating impairment and measurement of fair value using projected cash flows, together with risk adjusted discount rates, or other more appropriate methods of valuation.

Consolidation policy – trade investments, associates, joint ventures and subsidiaries	Determination of the extent of influence the Group has over the operations and strategic direction of entities in which it holds an equity stake.

Liquidated damages	Determination of the appropriate accounting treatment of receipts from contractors.

Exceptional items	Determination of the transactions or events which require separate disclosure as exceptional items.

Tax provisions	Determination of appropriate provisions for taxation, taking into account anticipated decisions of tax authorities.

Assessment of the ability to utilise tax benefits through future earnings.

Depreciation of plants is charged so as to write down the assets to their residual value over their estimated useful lives.

•	Gas turbines and related equipment are depreciated over 30 years to a 10% residual value, unless the circumstances of the project or life of specific components indicate a shorter period or a lower residual value.

•	Coal plant is considered on an individual basis.

Tangible fixed assets and fixed asset investments

Management regularly considers whether there are any indications of impairment to carry values of fixed assets or investments (e.g. the impact of current adverse market conditions). Impairment reviews are generally based on risk adjusted discounted cash flow projections that inevitably require estimates of discount rates and future market prices over the remaining lives of the assets.

Consolidation policy – significant influence

The determination of the level of influence the Group has over a business is often a mix of contractually defined and subjective factors that can be critical to the appropriate accounting treatment of entities in the consolidated accounts.

We achieve influence through Board representation and by obtaining rights of veto over significant actions. We generally treat investments where the Group holds less than 20% of the equity as trade investments. Trade investments are carried in the balance sheet at cost less amounts written off. Income is recorded as earned only on the receipt of dividends from the investment.

[GRAPHIC APPEARS HERE]

Above: Hazelwood, Australia

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Above: Deeside, UK

The continuing global trends of deregulation and privatisation offer us multiple opportunities to grow.

Where the Group owns between 20% and 50% of the equity and has significant influence over the entity’s operating and financial policies, we generally treat the entity as an associated undertaking or joint venture. Equally, where the Group holds a substantial interest (but less than 20%) in an entity and is able to exert significant influence over its operations, we treat it as an associated undertaking or joint venture. Conversely, although we generally treat a holding of more than 20% of the equity as an associated undertaking or joint venture, where the Group is unable to exert significant influence over the operations of the entity, we treat it as a trade investment.

Associated undertakings and joint ventures are accounted for using the equity method of accounting, which involves including the Group’s share of operating profit, interest and tax on the respective lines of the profit and loss account, and the Group’s share of net assets within the fixed asset investments caption in the balance sheet. In addition, we provide voluntary disclosure of the amount of net debt held by these entities, although in accordance with UK GAAP, this net debt is not included in the consolidated balance sheet.

The Group generally consolidates entities in which it holds in excess of 50% of the equity and where it exerts control over the strategic direction of the entity. However, if the Group were to hold in excess of 50% of the equity but was unable to exert dominant influence over the strategic direction or operations of the entity, we would account for the entity as an associated undertaking or joint venture.

Liquidated damages

The Group receives amounts from contractors in respect of the late commissioning and under performance of new power plants. The receipts that relate to compensation for lost revenue are treated as revenue when the compensation is due and payable by the contractor. Those receipts that relate to compensation for plants not achieving long-term performance levels specified in the original contracts are recorded as a reduction in the cost of the assets.

Below: Al Kamil, Oman

[GRAPHIC APPEARS HERE]

We continue to be very active in reviewing growth opportunities, both in our existing merchant markets and in markets that provide long-term contracts.

Exceptional items

An item is considered exceptional if it derives from ordinary activities and is considered of such significance that separate disclosure is needed if the financial statements are to give a true and fair view. All exceptional items, other than those listed below are included under the statutory line-item to which they relate. In addition, separate disclosure on the face of the profit and loss account is required for the following items:

•	profits or losses on the sale or termination of an operation;

•	costs of a fundamental re-organisation or restructuring having a material effect on the nature and focus of the Company’s operations;

•	profits or losses on the disposal of fixed assets.

Determining which transactions are to be considered exceptional in nature is often a subjective matter.

Preparing for the conversion to International Financial Reporting Standards (IFRS)

For reporting periods beginning on or after 1 January 2005, the consolidated accounts of the Group must comply with IFRS.

The Group has developed a conversion plan to assess the potential impact of IFRS and to determine a clear path forward that is cost effective, minimises disruption to the business and ensures ongoing communication of the impact of IFRS on our performance targets. We have reviewed and assessed the impact of accounting literature expected to be effective on the date of transition to IFRS and will continue to monitor and assess the impact of any further pronouncements issued by the International Accounting Standards Board (IASB).

The principal areas expected to be impacted by the transition to IFRS are as follows:

•	presentation of primary financial statements;

•	recognition of derivatives and financial instruments;

•	accounting for goodwill on acquisitions;

•	accounting for employee benefits (pensions and share-based payments);

•	accounting for joint ventures, associates and trade investments.

[GRAPHIC APPEARS HERE]

Above: HUBCO, Pakistan

Board of Directors

SIR NEVILLE SIMMS (59)

CHAIRMAN

Sir Neville became a Non-Executive Director of National Power in August 1998 and was appointed Chairman of International Power in October 2000. He is currently Chairman of Carillion plc, and a member of the President’s Committee of the CBI.

Executive Directors

PHILIP COX (52)

CHIEF EXECUTIVE OFFICER

Philip joined the Company on 1 May 2000 from Invensys plc and became Chief Financial Officer in October 2000. Philip was appointed Chief Executive Officer of International Power in December 2003. He has responsibility for the overall management of the business and the delivery of its strategy. He is a Non-Executive Director of Wincanton plc.

MARK WILLIAMSON (46)

CHIEF FINANCIAL OFFICER

Mark joined the Company in September 2000 from the Simon Group plc, and became Group Financial Controller responsible for the Company’s financial reporting. Mark was appointed Chief Financial Officer of International Power in December 2003. His responsibilities include financial control and reporting, tax and risk management.

STEPHEN (STEVE) RILEY (42)

EXECUTIVE DIRECTOR, EUROPE

Steve joined the business in 1985, holding senior positions in two UK power stations. He was appointed International Power’s Managing Director, Australia in January 2000. In August 2003 he took up his current position as head of the European region.

Steve was appointed to the Board in January 2004.

ANTHONY (TONY) CONCANNON (40)

EXECUTIVE DIRECTOR, AUSTRALIA

Tony joined the business in 1982. In October 2000 Tony became International Power’s Country Manager for the United Kingdom. He took up his current role leading the Australian business in August 2003.

Tony was appointed to the Board in January 2004.

Non-Executive Directors

ADRI BAAN (60)

NON-EXECUTIVE DIRECTOR

Adri became a Non-Executive Director of the Company in June 2002. He was previously CEO of Philips Consumer Electronics, Member of the Board of Management. He is currently on the Boards of ASMI, KVWS, ICI PLC and Wolters Kluwver.

ANTHONY (TONY) ISAAC (62)

NON-EXECUTIVE DIRECTOR

Tony became a Non-Executive Director of the Company in October 2000 and is the Senior Independent Director. He is the Chief Executive of The BOC Group plc and is a Non-Executive Director of Schlumberger Limited.

JOHN (JACK) TAYLOR (65)

NON-EXECUTIVE DIRECTOR

Jack has 37 years’ experience in project finance, private equity and international banking. Having served as the Asian Development Bank’s Director-Infrastructure, Energy, and Financial Sectors Department West and Private Sector Group, following a 30-year career as a senior executive with The Chase, Jack is today active in private equity in the UK, Europe and Asia.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

TOP: SIR NEVILLE SIMMS

BOTTOM: PHILIP COX

[GRAPHIC APPEARS HERE]

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TOP: MARK WILLIAMSON

MIDDLE: STEVE RILEY

BOTTOM: TONY CONCANNON

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

TOP: ADRI BAAN

MIDDLE: TONY ISAAC

BOTTOM: JACK TAYLOR

DETAILS OF BOARD COMMITTEES AND THEIR MEMBERSHIP ARE SET OUT ON PAGES 29-30.

Senior management team

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

1 PETER BARLOW

2 PENNY CHALMERS

3 GARETH GRIFFITHS

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

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4 VINCE HARRIS

5 SEAN NEELY

6 IAN NUTT

7 KEN OAKLEY

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

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8 STEPHEN RAMSAY

9 RANALD SPIERS

10 KEN TEASDALE

PETER BARLOW

Peter is the head of Corporate Finance for International Power and is responsible for funding and bank relationships. Peter joined us in 1998 and has been especially involved in Corporate Finance, Project Finance and Treasury activities since that time.

PENNY CHALMERS

Penny heads up our corporate services. She is responsible for Group human resources, including staffing and support of development, information technology and corporate communications. Penny has 16 years’ experience in the energy sector and has been with us since 1997.

GARETH GRIFFITHS

Gareth manages Global trading, with responsibility for our trading operations in the UK, US and Australia. He has 11 years’ experience in the industry and was previously Vice President, Marketing and Trading for our US business.

VINCE HARRIS

Vince is the new head of Rest of the World and CEO of the Hub Power Company in Pakistan. He was responsible for managing the disposal of our Chinese assets. He is a chartered engineer and has 34 years’ experience in the power generation industry.

SEAN NEELY

Sean manages the Mergers and Acquisitions Group. He has 10 years’ experience in the industry. As well as acquisitions, he has previous experience in strategic planning and project finance.

IAN NUTT

Ian runs American National Power (ANP). In his last role he was our head of Global Operations and, in addition, played a critical role in asset management. He has 28 years’ experience in development, operation and maintenance of power plants.

KEN OAKLEY

Ken manages our Corporate Tax function. He joined us in October 2000 and is a chartered accountant and chartered tax advisor.

STEPHEN RAMSAY

Stephen is our Company Secretary and General Counsel. He joined the Company in 1996, after 10 years as a solicitor in private practice, first working at National Wind Power and then in the international legal group before becoming Company Secretary in October 2000.

RANALD SPIERS

Ranald is head of our Middle East region. He has been with us for 11 years, having previously worked for BP Group for 12 years across a wide spectrum of industries, including petrochemicals, detergents, oil refining, downstream gas, advanced materials and aerospace.

KEN TEASDALE

Ken heads up Operations and Engineering. He is a chartered electrical engineer and a chartered mechanical engineer. He has over 30 years’ experience in the industry and was previously CEO of Hazelwood Power Company, a 1,610 MW power station in Victoria, Australia.

[GRAPHIC APPEARS HERE]

Corporate governance

WE ARE COMMITTED TO HIGH STANDARDS OF CORPORATE GOVERNANCE AND, ALONGSIDE REPORTING ON OUR GOVERNANCE PRACTICE IN TERMS OF THE REQUIREMENTS IN FORCE AT THE BEGINNING OF 2003, WE ALSO SET OUT HOW WE COMPLY WITH THE PRINCIPLES IN THE NEW CODE, AND HOW ANY SIGNIFICANT EXCEPTIONS WILL BE ADDRESSED.

In July 2003, the Financial Reporting Council issued the revised Combined Code on Corporate Governance, which applies to reporting years beginning on or after 1 November 2003. We are committed to high standards of corporate governance and, in addition to reporting on our governance practice in terms of the requirements for 2003, we also explain how we comply with the new code.

The Board

The full Board met nine times during 2003. Tony Isaac was unable to attend two of these meetings. All other Directors were in attendance on the relevant meeting dates. Meetings of the Chairman and the Non-Executive Directors are also held without the Executive Directors being present. During 2003, two such meetings took place. The Non-Executive Directors intend to meet once a year without the Chairman present. This meeting will be chaired by Tony Isaac, the Senior Independent Non-Executive Director, and will include a review of the Chairman’s performance.

From January to 30 November 2003, the Board comprised the Chairman (Sir Neville Simms); a Non-Executive Deputy Chairman (Peter Giller); two Executive Directors (David Crane and Philip Cox) and three Non-Executive Directors (Tony Isaac, Jack Taylor and Adri Baan). Tony Isaac is the Senior Independent Non-Executive Director. The three Non-Executive Directors are considered to be independent. Peter Giller was not considered to be independent because of his former role as Chief Executive Officer of the Company.

On 30 November 2003, David Crane resigned as a Director. On 11 December 2003 Philip Cox succeeded him as Chief Executive Officer. Also on 11 December 2003 Mark Williamson was appointed as Chief Financial Officer and an Executive Director. Peter Giller resigned as Deputy Chairman and as a Director on 31 December 2003. On 1 January 2004, Steve Riley and Tony Concannon were appointed as Executive Directors. The Board believes that it now has the skills and experience necessary to provide effective leadership and control of the Company.

For the majority of 2003 the effectiveness of the Board was underpinned by a balance between Executive and Non-Executive Directors. Whilst there is at present one more Executive Director than independent Non-Executive Directors, the Chairman of the Company retains the casting vote. The Board is currently seeking to recruit a new Non-Executive Director. The Board has also indicated that it intends to appoint an additional Executive Director to head our US business in due course.

In accordance with the Combined Code and the Company’s Articles of Association, all Directors submit themselves for re-election every three years and newly appointed Directors are subject to election by shareholders at the first Annual General Meeting (AGM) after their appointment. Arrangements are in place to ensure that newly appointed Directors receive a comprehensive briefing on the Company, and training is provided for Directors on their roles and their legal obligations to ensure that they are fully conversant with their responsibilities as Directors. In accordance with this policy Tony Concannon, Steve Riley and Mark Williamson have already attended a course arranged through the Institute of Directors.

A programme of continuous training is provided for the Directors. Directors are also kept informed of changes to the regulatory regime such as the revised Combined Code, new institutional investor guidelines and the US Sarbanes-Oxley Act. All of the Directors have access to the advice and services of the Company Secretary and also to external independent advice should they so wish. Periodically the Board meets at the site of one of the Group’s assets and briefings are also given at Board meetings on particular parts of the business, including regional and functional reviews.

Below and left: EOP, Czech Republic

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Operation of the Board

The Board has responsibility for defining strategy, ensuring the successful implementation of approved projects/proposals and for the financial policies of the Group. It maintains a schedule of all matters requiring specific Board approval. Throughout 2003, this included all strategy decisions and significant capital investment proposals. The Board receives information on capital expenditure projects and investment proposals in advance of Board meetings, as well as management reports on the operational and financial performance of the business. Financial performance is monitored on a monthly basis and the overall performance of the Group is reviewed against approved budgets. At least once a year, the CEO presents a corporate strategy plan to the Board for review and approval. Each investment decision is made in the context of this plan.

The Board has established business values and standards for the Company, which provide a framework for the Company to balance the interests of all its stakeholders in the conduct of its business. The business values (FIRST) are set out at the front of this Annual Report. The Company’s Code of Business Conduct has been formally adopted by the Board and is set out on the Company’s website. This code includes a whistle blowing procedure and is in the process of being disseminated throughout the Group.

A questionnaire on Board performance is completed by each Director and discussed with the Chairman and the Company Secretary. The results of this questionnaire are discussed with the Board as a whole. Overall these evaluations confirmed that the Directors considered that the Board and its Committees worked effectively. The contribution by individual Directors to Board and Committee meetings was considered to be high. The review did highlight the imbalance of the Board and, following the departure of David Crane, it was decided to widen and strengthen the Executive Director team of the Company.

Chairman and Chief Executive Officer

There is a clear division of responsibilities at the head of the Company between the roles of the Chairman and the CEO. The Chairman is responsible for the leadership and effective operation of the Board, in terms of its agenda, decision making and the utilisation of the skills and experience of the Directors. He monitors, with the assistance of the Company Secretary, the information provided to the Board to ensure that it is sufficient, pertinent, timely and clear. The Chairman is also responsible for ensuring that there is effective engagement and communication with shareholders. The CEO is responsible for the running of the Company, and leading the executive and operational teams in implementing the strategies approved by the Board.

In addition to his role as Chairman of the Company, Sir Neville Simms is also Chairman of Carillion plc. The Board believes this does not compromise his role as Chairman of the Company.

Philip Cox is also a Non-Executive Director of Wincanton plc. His remuneration from this role is retained by him. His remuneration for the year ended 31 March 2003 was £28,000.

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Above: Coal delivery facility, Pego, Portugal

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Above: Marmara, Turkey

Non-Executive Directors and their function

Through membership of the Board Committees, the Non-Executive Directors have responsibilities for: ensuring that systems of internal control and risk management are appropriate and effective; evaluating the performance of management in meeting targets and objectives; setting the remuneration of Executive Directors; the appointment of Executive Directors; and senior management succession planning.

Board Committees

The Company has established the following committees: the Audit Committee, the Remuneration Committee and the Appointments Committee. No person other than the Committee members is entitled to attend the meetings of these Committees, except at the invitation of the Committee. The full terms of reference for each Committee are available on the Company’s website: www.ipplc.com.

Audit Committee

The Committee is responsible for selecting and fixing the remuneration of the external auditors and reviewing the effectiveness of the external audit process. The Committee also ensures policies and procedures are in place to ensure that the external auditors remain independent. In addition to reviewing the Group’s accounts, results announcements, risk management and accounting policies, the Committee monitors the effectiveness of internal control systems for the Board. The Committee monitors the work of the internal audit function and its progress against the Group’s annual internal audit plan, and also reviews reports from the external auditors.

The Audit Committee is comprised of all the independent Non-Executive Directors of the Company and the Chairman. Whilst the revised Combined Code states that the Audit Committee should be comprised of independent Non-Executive Directors only, the Board believes that due to the importance of the role of the Audit Committee, particularly in reviewing the role of the external auditors and internal control systems, it is appropriate for the Chairman to be a member of this Committee. The Audit Committee Chairman is Tony Isaac, who is a Fellow of the Chartered Institute of Management Accountants and, before becoming Chief Executive of The BOC Group plc, was its Group Finance Director. The Company Secretary acts as secretary to the Committee. During 2003 the Audit Committee met on four occasions. Tony Isaac and Jack Taylor attended each of these meetings, whilst Adri Baan and Sir Neville Simms attended three meetings each.

Time is set aside for the Committee to meet the external auditors without executive management present and these sessions have been extended to include the head of the Group’s internal audit function. In addition to the members of the Committee, regular attendees at the Audit Committee meetings included representatives of the external auditors, the Chief Executive Officer, the Chief Financial Officer, the Group Financial Controller and the head of Internal Audit.

Remuneration Committee

The Remuneration Committee is responsible for monitoring the performance of the Executive Directors of the Company against targets, and making recommendations to the Board on remuneration.

The Committee is comprised of all of the independent Non-Executive Directors of the Company and the Chairman. The Chairman of the Committee is Adri Baan. The Human Resources Manager of International Power acts as secretary to the Committee. Whilst the revised Combined Code states that the Remuneration Committee should be comprised of independent non-executive directors only, the Board believes that given the importance of executive remuneration to the Company and the Chairman’s role in maintaining contact with its principal shareholders on Directors’ remuneration, it is appropriate that the Chairman of the Company be a

Our business values – FIRST – set out the ethical manner in which we operate throughout the world.

member of the Committee. During 2003 the Remuneration Committee met on four occasions. Sir Neville Simms, Adri Baan and Jack Taylor attended each of these meetings whilst Tony Isaac attended two meetings.

Appointments Committee

The Appointments Committee is responsible for matters of management succession and the identification and appointment of Directors. The Committee is comprised of the Chairman and all of the independent Non-Executive Directors of the Company. The Chairman of the Committee is Sir Neville Simms. The Human Resources Manager of International Power acts as secretary to the Committee. During 2003 the Committee met on three occasions. Sir Neville Simms was in attendance at all three meetings, whilst Adri Baan, Tony Isaac and Jack Taylor attended two meetings each.

When reviewing candidates for the appointment of Chief Executive Officer, the Appointments Committee instructed Spencer Stuart, external search consultants. The appointment of Philip Cox was made following full evaluation of internal and external candidates, after taking into account their past experience, their personal achievements and other factors such as their knowledge and experience of the global electricity industry and the business environment of International Power. For the other executive positions filled in December 2003 and in January 2004, the Appointments Committee evaluated the balance of skills, knowledge and experience required for the business. In appointing Mark Williamson, Steve Riley and Tony Concannon, the Committee was satisfied that the candidates’ knowledge of the Group and the industry, and their past performance as senior managers, matched the skills and personal attributes necessary for the roles.

Relations with shareholders

The Board is accountable to shareholders for the performance and activities of the Group. International Power ensures that its Annual General Meeting (AGM) provides shareholders with an opportunity to receive comprehensive information on all aspects of the Group’s business activities and to question senior management about business issues and prospects.

All proxy votes are counted and the level of proxy votes lodged for each resolution is reported at the AGM. In line with best practice, the Company aims to ensure that the Notice of AGM and the Annual Report are sent to shareholders at least 20 working days before the AGM.

International Power also runs, within the terms of the regulatory framework, frequent contact programmes with industry analysts and institutional investors to discuss matters of strategy and financial performance. Contact is made principally by the Chief Executive Officer and the Chief Financial Officer. On issues of major importance, the Chairman communicates with major shareholders. The Senior Independent Non-Executive Director (Tony Isaac) is also available as an alternative point of contact if shareholders have concerns over the Chairman’s performance or where contact with the Chairman would be inappropriate. The Non-Executive Directors do not have any direct communications with institutional investors, primarily to avoid potential confusion over channels of communication. At each Board meeting an update is given on movements in major shareholdings and on contact programmes between the Executive Directors and institutional shareholders. Reports issued by financial analysts on the Company are circulated to Board members. These summaries and reports enable the Directors to gain an understanding of the views and opinions of those with an interest in the Company.

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Above: SEA Gas pipeline, Australia

All results presentations and stock exchange announcements are available to shareholders on the Company’s website, www.ipplc.com.

Accountability and audit

The Board is mindful of its responsibility to present a balanced and understandable assessment of International Power’s financial position and prospects, both to investors and regulatory authorities. The Annual Report, preliminary, interim and quarterly results are the principal means of achieving this objective.

An explanation of the respective responsibilities of the Directors and external auditors in connection with the financial statements is set out on page 61. The Directors confirm on page 60 their view that the Group is a going concern.

The Audit Committee approves all non-audit services provided by the external auditor to ensure that the objectivity and independence of the external auditor is not compromised. In line with the requirements of the Sarbanes-Oxley Act, our procedures specify the services from which the external auditor is excluded and the rigorous approval process for all other services.

Internal control

The Board has responsibility for the Group’s system of internal control and for monitoring and reviewing its effectiveness.

Systems are in place to meet the requirements of the Combined Code and the Turnbull Guidance.

Any system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. The system can only provide reasonable, and not absolute, assurance against material financial misstatement or loss. The principal features of the Group’s systems of internal control are:

Control environment

The Board encourages a culture of integrity and openness. The Company has an organisation structure with clear lines of accountability and authority across its worldwide operations, supported by appropriate reporting procedures. Each of the regional businesses is accountable to the Chief Executive and is managed within the strategic guidelines and delegated authorities adopted by the Board.

Control procedures

Control procedures have been established in each of the Company’s operations to safeguard the Group’s assets from loss or misuse and to ensure appropriate authorisation and recording of financial transactions. Risk management procedures are in place for the Company’s operations, including its energy marketing and trading activities, which are overseen by the Global Commodities Risk Committee, which comprises executive and senior management, and is chaired by the Global Risk Manager. The Group treasury function operates under defined policies and the oversight of the Treasury Committee, chaired by the Chief Financial Officer. All acquisition and investment decisions are subject to disciplined investment appraisal processes.

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Above: Thai National Power (Pluak Daeng), Thailand

Performance reporting and information

Corporate plan Executive management submits an annual corporate plan to the Board for approval. The plan for each business unit is the quantified assessment of its planned operating and financial performance for the next financial year, together with strategic reviews for the following four years. Group management reviews the plans with each operational team. The individual plans are based on key economic and financial assumptions and incorporate an assessment of the risk and sensitivities underlying the projections.

Performance monitoring Monthly performance and financial reports are produced for each business unit, with comparisons to budget. Reports are consolidated for overall review by executive management, together with forecasts for the profit and loss account and cash flow. Detailed reports are presented to the Board on a regular basis.

Performance review Each business unit is subject to a performance review with Group management regularly during the year. Actual results and forecasts for the year are compared to budget. Key operational and financial results are reviewed together with the risk profile and business environment of the reporting unit.

Investment projects These are subject to formal review and authorisation procedures with designated levels of authority, including a review by an investment appraisal committee comprising the Executive Directors and senior managers. Major projects are subject to Board review and approval.

Risk identification and management

There is a continuous process for identifying, evaluating and managing the key risks faced by the Company. Activities are co-ordinated by the Risk Committee, which is chaired by the Chief Financial Officer, and has responsibility, on behalf of the Board, for ensuring the adequacy of systems for identifying and assessing significant risks, that appropriate control systems and other mitigating actions are in place, and that residual exposures are consistent with the Company’s strategy and objectives. Assessments are conducted for all material entities.

As part of the annual business planning process, the key risks associated with achievement of principal objectives are identified and their impact quantified. During the year, significant changes in the risk profile are highlighted through the business performance reports. The principal risks are reviewed by the Risk Committee, which provides reports to the Board and the Audit Committee.

Energy marketing and trading

The objective of the Group’s energy marketing and trading operations is to maximise the return from the purchase of fuel and the sale of the associated output.

For each of the businesses that operate in merchant energy markets, local risk committees have been established to oversee the management of the market, operational and credit risks arising from the marketing and trading activities. The committees are made up of the Global and Local Risk Managers, Directors and senior managers.

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Risk management is a key part of the annual planning process.

The Group hedges its physical generating capacity by selling forward its electrical output, and purchasing its fuel input, as and when commercially appropriate and within approved control limits. This is accomplished through a range of financial and physical products. Our limited proprietary trading operations use similar methods.

Energy market risk on our asset and proprietary portfolios is measured using various techniques including Value-at-risk (VaR). VaR is used where appropriate and provides a fair estimate of the net losses or gains which could be recognised on our portfolios over a certain period and given a certain probability; it does not provide an indication of actual results. Scenario analyses are used to estimate the economic impact of sudden market movements on the value of our portfolios. This supplements the other techniques and methodologies and captures additional market risks.

Monitoring

The Board reviews the effectiveness of established internal controls through the Audit Committee which receives reports from management, the Risk Committee, the Group’s internal audit function and the external auditors on the systems of internal control and risk management arrangements.

Internal Audit reviews the effectiveness of internal controls and risk management through a work programme which is based on the Company’s objectives and risk profile and is agreed with the Audit Committee. Findings are reported to operational and executive management, with periodic reporting to the Audit Committee.

Business unit managers provide annual self-certification statements of compliance with procedures. These statements give assurance that controls are in operation and confirm that programmes are in place to address any weaknesses in internal control. The certification process embraces all areas of material risk. Internal Audit reviews the statements and reports any significant issues to the Audit Committee.

Compliance with the Combined Code

During the year the service agreements for both David Crane and Philip Cox contained a provision whereby if, before 31 December 2004, their service agreements were terminated by reason of a change of control of the Company, then their notice periods would be increased from 12 months to 24 months. This provision was agreed by the Remuneration and Appointments Committee upon the resignation of Peter Giller as CEO at the end of 2002 to provide security for the Executive Directors in the event of a change of control. David Crane’s provision lapsed upon his resignation. Philip Cox’s service agreement still has this provision in place. However, if no change of control takes place before 31 December 2004, then his notice period in the event of a change of control reverts to 12 months.

In all other respects, the Company has complied with the provisions of the Combined Code throughout the period of the review.

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Above: Rugeley, UK Left: KAPCO, Pakistan

Compliance with the revised Combined Code

The revised Combined Code applies to financial reporting years beginning on or after 1 November 2003; therefore the first reporting year to which the revised Combined Code applies for International Power is the year beginning 1 January 2004. The Board believes that it is broadly compliant with the requirements of the revised Combined Code. The Chairman, however, is a member of the Audit and Remuneration Committees. An explanation as to why the Company feels this is appropriate is provided in the narrative above. Other principal areas of variance with the revised Code requirements have already been outlined in the corporate governance report for 2003.

US corporate governance compliance

The Company has securities registered in the US and, as a result, it is required to comply with those provisions of the Sarbanes-Oxley Act 2002 (the Act) as it applies to foreign issuers. The Board continues to monitor the new rules arising from the Act and arrangements are also being developed to ensure that the Company will be able to report on its systems of internal controls over financial reporting as required for year ended 31 December 2005.

As recommended by the US Securities and Exchange Commission (SEC), the Company has established a Disclosure Committee comprising the Company Secretary, the head of Internal Audit and representatives of the investor relations, finance and company secretariat departments. The Committee meets regularly and is responsible for performing an oversight and advisory role in the disclosure process for the content and form of the annual report and Form 20-F. The Committee makes recommendations to the CEO, the CFO and the executive management on the adequacy of processes to permit the signing of certifications required by the Act.

In November 2003, the SEC approved changes to the listing standards of the New York Stock Exchange (NYSE) related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, such as International Power, must disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. There are no significant differences in the corporate governance practices undertaken by International Power as compared to those followed by US domestic companies under the NYSE standards. Under the terms of the NYSE rules, Sir Neville Simms is deemed to be an independent Director as all the payments he receives from the Company are in respect of Directors’ fees and therefore his membership of the Audit Committee, Remuneration Committee and Appointments Committee is in accordance with the requirements of the NYSE corporate governance rules. The terms of reference of the Appointments Committee only relate to succession issues rather than corporate governance principles, which are currently reserved to the Board as a whole.

We strive to play a positive role in the communities in which we operate – they are one of our most important stakeholder groups.

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Above and right: Milford, US

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Corporate social responsibility

OUR COMMITMENT ELECTRICITY IS A UNIQUE PRODUCT THAT HAS THE POWER TO ENHANCE THE QUALITY OF LIFE FOR PEOPLE THROUGHOUT THE WORLD. WITH THIS POWER COMES RESPONSIBILITY. FOR A WHOLESALE ELECTRICITY GENERATING COMPANY, IT MEANS PROTECTING OUR EMPLOYEES, THE ENVIRONMENT AND THE HOST COMMUNITIES WHO TRUST US TO DO OUR JOB SAFELY, COMPETENTLY AND EFFICIENTLY.

Corporate social responsibility (CSR) is not a new concept. Each one of our power stations and business units has, in the past, been empowered to work in line with their own business plans and targets, local and national regulatory systems for the welfare of their employees and in harmony with the communities in which they operate. They were given the freedom to be entrepreneurial and dynamic, which we believed vital in growing a new and vibrant business like International Power.

Now we have taken stock and analysed what is best within the Company. We are sharing the knowledge residing in our assets, much of it acquired from our heritage in the power sector. We are drawing together many different initiatives and individual examples of good practice into a cohesive process. This is a significant task in a Company with a range of assets spanning 12 different countries. However, through this process we expect to improve our CSR performance.

As well as taking a new, hard look at the way we operate, we are also conscious that we have to satisfy the outside world’s increasing interest in our affairs.

CSR provides a coherent, coordinated and convenient matrix for appraising our values, policies, strategies and practices. It helps us assess how we are performing. It highlights where we need to align our approach. It shows us where we need to give extra support. In time, it will deliver our commitment through measurable improvements. And it will progressively allow our achievements as a sharper, sleeker, well-organised Company to be benchmarked against other industries and other players in the power sector. Such increased transparency will, in turn, increase stakeholder confidence in everything that we do.

Translating words into action

In 2003, the International Power Board of Directors approved a new set of principles for the Company, which we call FIRST:

F	Fiscal discipline
I	Integrity of communication
R	Respect for the individual
S	Substance with style
T	Team-first culture.

FIRST is translated into direct action through a Code of Business Conduct. This covers the environment, health and safety, equal opportunities, procurement, ethical business practices, conduct in the community and charitable contributions (our website – www.ipplc.com – sets these policies out in detail). Line managers will put the policies into practice and monitor performance. The Board will, in turn, review the effectiveness of these arrangements each year.

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Left: Children from Loughborough Primary School and their mentors on the London Eye

A target was set in 2002 to incorporate CSR into our internal audit programmes. Health, safety and environmental issues are now fully integrated into the scope of our audits. In 2003, we developed a methodology for including community and employee issues which will be implemented in 2004.

Integrating CSR issues into our day-to-day business practice is part of the story. In 2003, we demonstrated our commitment to raise standards by taking part, with other leading companies, in the following initiatives:

•	For the second year we are participating in the UK-based Business in the Community (BITC) Corporate Responsibility Survey.

•	As a member of the London Accord, we took part in the Right to Read campaign in conjunction with local education authorities.

•	As a member of the UK Emissions Trading Group, we are advising the UK Department of Environment, Food and Rural Affairs on the implementation of the EU Emissions Trading Directive.

It is satisfying when our efforts are recognised. In 2003, our Pego plant in Portugal was acknowledged by Exame magazine as one of the most socially responsible in the country. Our Hays plant in the US won the 2003 Water Efficiency Achievement Award from the City of San Marcos. Our HUBCO plant in Pakistan won an award for the most Environmentally Friendly Organisation 2002 from a panel of non-government organisations and regulatory bodies.

Both Rugeley and Deeside, in the UK, have retained their ‘Investors in People’ accreditation to the year 2005.

A management system approach

All of our power stations have formal health, safety and environmental (HSE) management systems, operating to the principles of recognised international or national standards. These systems ensure that our stations not only operate in line with official regulations, International Power policies and Company standards, but also that they continue to improve their CSR performance wherever practicable.

In order that these systems are developed and maintained to the highest standards we encourage our stations to implement management systems which are certified to international or recognised national standards. For 2003 we set a corporate target to promote this process and our progress can be seen in the table opposite.

In 2003, a Health, Safety and Environment Committee (HSEC) was established to strengthen the management of HSE risks. The Committee is chaired by the head of Operations and Engineering and includes representatives from all the regions in which we operate. The Committee met on three occasions in 2003 and provided reports to the Board. The HSEC has already proved to be an effective mechanism for promoting best practice across the Company.

Back to school

Thirty of International Power’s head office staff in London have gone back to the classroom. Each week, they help children at a local primary school to improve their reading. Through regular contact with an individual ‘mentor’, the children (aged 7 to 8 years) have steadily become more confident and fluent with this essential skill. Their efforts were rewarded when a recent government education inspection officially up-rated the progress of Loughborough Primary School.

To further boost the Company’s reading improvement initiatives, UK staff have raised money by raffle (matched by International Power’s Charities and Donations Committee). Half of the £2,830 total has been earmarked for books for Loughborough Primary School. The remainder will benefit the Citizens Foundation’s sponsored school in Pakistan.

2003 Targets	2003 Progress
Encourage all assets to operate to ISO 14001 (the international environmental management system standard).	All of our assets worldwide operate formal HSE management systems. To date, nine have been certified to ISO 14001. The remainder have formal targets in their 2004 business plans to achieve certification.

Encourage all assets to operate certified health and safety and quality management systems.	In addition, four of our assets have health and safety management systems certified to recognised international or national standards (i.e. OHSAS 18001). A further three have formal targets in their 2004 business plans to achieve certification.

Three of our assets have quality management systems certified to ISO 9000 (the international quality management system standard). A further three have formal targets in their 2004 business plans to achieve certification.

Minimising environmental impact

When generating electricity, the key environmental impacts are emissions to air, water and land. These are subject to strictly defined official limits which may vary from country to country, or by region.

Wherever possible we try to improve our performance by going beyond regulatory requirements. However, when generating electricity in bulk, as with any other industrial process, there is always a small risk of an incident occurring. During 2003, across all of our stations, we reported three occasions where we did not comply with permit levels. Such incidents are investigated fully in conjunction with regulatory authorities and measures are implemented to prevent re-occurrence. Because of their minor nature none of these incidents resulted in regulatory action.

We recognise climate change as a major issue, where International Power has an important part to play in reducing its emissions of carbon dioxide (CO2). Our strategy has two main elements: our drive to operate assets more efficiently in order to minimise emissions of CO2, and to seek viable opportunities for the use of renewables in our generation portfolio.

A key measure of our performance is the amount of CO2 emitted for each kilowatt-hour of electricity generated. In 2003 the figure fell from 0.82 kilograms of CO2 per kilowatt-hour in 2002 to 0.81 kilograms of CO2 per kilowatt-hour last year (see Figure 1). The performance data also shows a reduction in the total CO2 emitted across our assets of approximately 2,214 kilo tonnes last year.

Figure 1: CO2 emissions from International Power’s power stations

Improving the energy efficiency of the generating process reduces CO2 emissions. Ongoing initiatives to cut CO2 emissions from our assets include:

•	increasing thermal efficiency by improving boiler air heater performance;

•	upgrading and refurbishing turbines;

•	increasing combustion efficiency by reducing excess air in boilers;

•	reducing in-house energy consumption;

•	increasing the operational efficiency at our mine in Hazelwood, Australia.

Our Renewables Group is actively seeking viable opportunities for a range of renewable energy options for future development. Our strategy includes the development of both wind power and biomass fuels.

During 2004 we intend to build the 46 MW Canunda wind farm in South Australia. Once operational, the wind farm will represent a significant contribution to reducing CO2 and other emissions associated with fossil fuel based electricity generation. We are also actively progressing several other wind power initiatives in Australia, Italy, the Czech Republic and the UK.

The second component of our renewable strategy is the use of biomass fuels. These include residues from agriculture, such as straw and olive cake, and those from wood and paper production. Our Rugeley power station is using these products, through a process of blending with our traditional coal supply. The majority of biomass is currently moved by road. However, we are trialling the transportation of biomass on the Grand Union Canal.

In Europe, the revised Large Combustion Plant Directive and the Emissions Trading Directive will impact the power-generating sector. We are currently discussing the implementation of these directives with the UK government to ensure that industry concerns are considered in terms of their impact on the sector. We have strategies in place to ensure the eventual requirements of this legislation are included in our business planning process.

Putting road safety first

In a continuing effort to improve safety on the roads, Hazelwood Power in Australia sponsors the local Children’s Traffic School.

The school is the only one of its type in the area. Local schools use it for their bike education and road safety programmes. It provides a safe learning environment for children of all ages. Parents are encouraged to learn the same skills as the children – use of safety equipment and respect for all road users – to reinforce road safety messages.

The school has become a popular venue for children’s birthday parties, making learning fun.

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Left: The Children’s Traffic School in Australia

Health and safety (H&S)

Last year David Crane, our then Chief Executive Officer, pledged the “best possible health and safety environment at all locations for the benefit not only of the personnel of International Power but also for the benefit of our guests and neighbours.”

In 2003 we undertook a review of the H&S performance for each of our assets. This has been driven by a desire for open dialogue with our employees and to move towards a more proactive stance on the management of H&S issues. As a result of this review we have developed a set of more comprehensive targets to be achieved in 2004, including a number designed to encourage the prevention of H&S incidents and ‘near misses’.

Figures 2a and 2b track our performance in terms of the number of Lost Time Incidents (LTIs) over the last three years.

Four of our power stations have implemented certified H&S management systems to OHSAS 18001 or the equivalent national standard.

In addition to providing a safe place of work for our employees, we have health programmes in place at the majority of our assets. These programmes provide regular health checks and encourage healthy lifestyles through a combination of training, health monitoring and subsidised gymnasium membership.

Our employees

Electricity is the same wherever in the world it is produced. But the people who produce it for International Power vary in race, colour, religion, marital status, sexual orientation and age. We believe in fairness and equal opportunities for all our employees or applicants and support the Universal Declaration of Human Rights. We will always appoint on the basis of the skills and experience required in a role. The continued application of this policy will ensure that International Power is staffed by those of the highest competence to lead the business forward.

Figure 2a: Our performance in terms of the number of Lost Time Incidents (LTIs)	Figure 2b: Our performance in terms of the Lost Time Incident rate

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Above: HUBCO’s mobile medical unit visits a local village school

During 2003, in response to a 2002 target, we collected and analysed data from the main geographical regions where we operate to gain a better understanding of our employee population and their gender split and ethnicity. Our analysis concluded that, at our operational assets, we have a mainly male employee population recruited from the local available workforce. However, at our corporate offices we have a relatively higher female representation, again recruited from the local available workforce. We will continue to ensure that our local recruitment policies enable us to benefit from the wide ranging knowledge and experience of individuals in all sectors of society.

Community involvement

Electricity touches every area of modern life. We, in turn, accept a responsibility to conduct our business with a proper concern for the world around us. Community support is a major focus of International Power’s corporate activities. We play a positive role in the communities in which we operate, not because we have to but because we want to. Our strategy is to provide local employment; support the local economy; act as a responsible neighbour and employer and contribute towards the improvement of local health and education services.

Many of our employees demonstrate personal commitment to local community initiatives through voluntary work. Where fundraising forms part of these initiatives, International Power considers match funding through our Corporate Charities Committee.

During 2003, International Power and its subsidiaries contributed £570,303 to charitable causes and other community projects. Companies in which we have a minority shareholding (associates, joint ventures and trade investments) contributed a further £157,375.

The annual variation in the level of contribution (shown in figure 3 below), reflects our policy on conduct in the community and charitable contributions where causes are carefully targeted to ensure that we improve economic, environmental, educational or social well being in demonstrable ways.

Figure 3: Charitable donations

Working to keep children healthy

HUBCO in Pakistan is at the centre of an on-going sponsorship programme to improve health care in the local community. Last year, around 300 children from four primary schools were vaccinated against Hepatitis B. Throughout 2003, a mobile clinic provided 45,000 patients with the health care and free medicines they needed. Staffed by a qualified local doctor, health visitors and a nursing assistant, the clinic visited 25 villages in the vicinity of the power station.

HUBCO’s continuing involvement in these and other preventative and curative services are recognised and have been commended by the region’s government officials.

Further details on our policy and case studies of our community involvement projects can be found on our website – www.ipplc.com.

Suppliers

International Power’s major areas of procurement cover power generation and desalination equipment, fuel supplies and maintenance services. Our supplier relationships are covered by the International Power Code of Business Conduct, which sets codes of conduct and ethics.

When constructing new power stations, our projects are often arranged as Engineer, Procure and Construct contracts, where direct responsibility for main equipment supplies is written into formal contract agreements. We prefer to limit our dealings to a small number of world-renowned manufacturers of power generation and desalination equipment. We expect these companies to work to high CSR standards.

For our maintenance contracts, where we have more direct control, we also use major international equipment suppliers.

Many of our assets have an existing fuel supplier agreement which means that we have little or no ability to influence the CSR credentials of our fuel suppliers. However, where we do contract directly with fuel suppliers we seek to ensure that their social, environmental and health and safety performance meets International Power, European or World Bank standards. During the contract negotiation phase our suppliers provide us with general details of their environmental, health and safety and community performance. In 2004 we will seek detailed CSR performance information for all of our key fuel suppliers.

As an electricity generator, we see corporate social responsibility as being an integrated approach to managing environmental, health and safety, employee, community and ethical issues completely and transparently.

2004 targets

•	Support assets towards their environment, health and safety or quality management system objectives/certification targets for December 2004.

•	Improve employee awareness of our CSR policies and initiatives.

•	Review the CSR credentials of our key fuel suppliers.

•	Implement the integration of community involvement and employee management into our existing internal audit programme.

•	Review our H&S induction processes at all of our construction and operational sites to confirm that these processes are appropriate.

•	Ensure that as a minimum each asset undertakes at least 4 safety walks for each specified area per year.

•	Ensure that as a minimum each asset undertakes at least 4 H&S toolbox talks per workgroup per year.

•	Continue working to reduce the number of LTIs and our LTI rate towards our goal of zero.

•	Continue to reduce the number of incidents requiring first-aid treatment.

[GRAPHIC APPEARS HERE]

Above and right: Bellingham, US

We see our corporate social responsibility as an integrated approach to managing environmental, health and safety, employee, community and ethical issues completely and transparently.

[GRAPHIC APPEARS HERE]

Employees

INTERNATIONAL POWER OPERATES IN AN INCREASINGLY COMPLEX BUSINESS ENVIRONMENT. WE PLACE A HIGH PRIORITY ON THE RECRUITMENT, RETENTION AND TRAINING OF STAFF AT ALL LEVELS, WHETHER EMPLOYED BY US DIRECTLY OR BY ANY OF OUR SUBSIDIARIES, JOINT VENTURES OR ASSOCIATES.

We operate an incentive-weighted compensation scheme which we believe rewards and develops staff on the following bases:

•	Achievement of tangible personal objectives: annual targets are set for all personnel, calibrated at levels designed to ensure that individuals are able to contribute to the attainment of these objectives.

•	Professional and educational advancement: we promote and facilitate mid-career training, internal and external seminars, personal development plans and other educational programmes. In addition, we encourage our employees to participate actively in their personal development and in relevant professional organisations.

•	Leadership: we expect our employees to exercise leadership in their dealings with colleagues, partners, customers and other contract parties.

This all relies on a foundation of personal integrity. We endeavour to ensure that all of our staff conduct themselves, internally and externally, in a manner of the highest integrity.

Clear communication links are critical to enhance business and commercial awareness throughout our business. Corporate publications, the International Power website and intranet, employee awareness briefings from executive management and team briefings are all used to promote communications and an understanding of the development and application of policies and strategy. We use the latest technology to aid rapid communication with all staff around the world, as well as regularly holding Global Employee Forums.

Equal opportunities

The Group is committed to equal opportunities, both from a sense of social responsibility and also because it makes sound business sense to benefit from the wide-ranging knowledge and experience of individuals in all sectors of society. This commitment to equal opportunities means that decisions to appoint, reward, train, develop and promote are taken purely on the basis of skills and abilities, as matched against the requirements of the job. The Group values its reputation as a caring employer and seeks to attract and retain high calibre employees. Opportunities for training are given a high priority to ensure that all individuals can contribute to their own career development. This approach extends itself to the fair treatment of people with disabilities in relation to their recruitment, training and development.

Employee share plans

International Power has in place a number of share-based plans under which employees of the Group and its subsidiary companies may acquire Ordinary Shares in International Power plc. These plans form an integral part of the Group’s strategy to provide appropriate reward and retention strategies for employees, to align employee and shareholder interests through incentive targets based on clear operational and financial criteria and to recruit, motivate and retain employees.

We value our reputation as a caring employer and seek to attract and retain high calibre employees.

These employee share plans are:

•	the Demerger Long-Term Incentive Plan (a one-off plan established at Demerger which is open to Executive Directors and a small number of senior managers), which ceased operation on 2 October 2003;

•	the 2002 Performance Share Plan (an annual plan open to Executive Directors and a small number of senior managers);

•	the International Power Approved Executive Share Option Scheme (a discretionary plan open to selected UK resident employees);

•	the International Power Unapproved Executive Share Option Plan (a discretionary plan for selected UK-based employees);

•	the Global Executive Share Option Plan (a discretionary plan for executives resident outside of the UK);

•	the International Power Sharesave Plan (open to all UK resident employees);

•	the International Power Global Sharesave Plan (open to employees in certain jurisdictions outside of the UK);

•	the Demerger Share Plan (open to UK employees employed by the Group as at Demerger), which ceased operation on 2 October 2003.

All of the listed plans are currently in operation, except for the Demerger Long-Term Incentive Plan and the Demerger Share Plan which ceased operation on 2 October 2003.

Executive Share Options have been granted to executives in four countries outside the UK and the Global Sharesave Plan is now in operation in four countries outside the UK. As the Group continues to grow and employee numbers continue to increase, we anticipate that the extension of share plans to overseas jurisdictions will continue apace.

Whilst Executive Directors are eligible to participate in all of the listed Plans, David Crane and Philip Cox only participated in the Demerger Long-Term Incentive Plan, the 2002 Performance Share Plan, the Approved and Unapproved Executive Share Option Plans and the International Power Sharesave Plan. Tony Concannon, Steve Riley and Mark Williamson participate in the 2002 Performance Share Plan, the Approved and Unapproved Executive Share Option Plans and the International Power Sharesave Plan. They also participated in the Demerger Share Plan.

The vesting of any awards made under each of the Demerger Long-Term Incentive Plan and the 2002 Performance Share Plan and the ability to exercise options granted under the Approved and Unapproved Executive Share Option Plans and the Global Executive Share Option Plan are all subject to the satisfaction of performance conditions. Information on the relevant performance conditions for each award or option grant under each plan is given in the Directors’ remuneration report. The exercise of options under the Sharesave Plan is not subject to any performance condition. The release of shares under the Demerger Share Plan, being an all employee share plan, was also not subject to any performance condition.

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Left: EOP, Czech Republic

Directors’ remuneration report

THE SETTING OF REMUNERATION POLICY AND THE DETERMINATION OF THE COMPENSATION OF EXECUTIVE DIRECTORS IS UNDERTAKEN ON BEHALF OF THE BOARD BY THE REMUNERATION COMMITTEE.

The Committee has access to external independent advice in relation to remuneration. During the year the Remuneration Committee appointed Towers Perrin to provide specialist advice on Director and senior management remuneration. Towers Perrin did not undertake any other services on behalf of the Company during the year ended 31 December 2003.

In addition, it received advice from James Richards, Human Resources Manager, with regard to all aspects of remuneration. The CEO attended Committee meetings to report on Executive Directors’ performance (other than his own).

This report to the shareholders by the Committee covers the following: remuneration policy (including information on share options, long-term incentive plans, Directors’ service contracts and Directors’ pension benefits); Directors’ aggregate remuneration and compensation; and Directors’ interests in the Company’s shares.

Remuneration policy

The Company’s remuneration policy for each Executive Director takes account of the changing nature of the business in both the UK and overseas. In order to compete with and meet these challenges, the Committee has designed executive remuneration along the following principles:

•	Total remuneration levels that will retain and motivate top quality executives.

•	All remuneration packages have a significant performance-related element.

•	Incentives are based on meeting specific, measurable performance objectives, and align executives’ rewards with creating value for our shareholders.

•	Total remuneration packages that include significant opportunities to acquire International Power shares consistent with our strategy of reinvestment and building a strong share ownership culture.

This policy applies to the current year and the Committee intends to continue it for the foreseeable future, taking into account developing market practice.

At the start of each financial year the Remuneration Committee establishes a framework of individual and corporate performance targets against which performance is measured.

Consideration is also given to remuneration levels in comparator companies both within the UK and internationally. The Committee also has regard to the pay of staff and management generally within the Group, to ensure that an appropriate balance is maintained in remuneration levels.

[GRAPHIC APPEARS HERE]

Left: Hartwell, US

As part of its continued review of executive remuneration policy, and to assist with the succession management plan implemented on 1 January 2003, the Chairman consulted a number of the Company’s principal institutional shareholders and other major institutional bodies regarding its executive remuneration arrangements. The Committee incorporated those arrangements into the service agreements for Philip Cox, and that held by David Crane prior to his resignation. During 2003 the Chairman consulted a number of the Company’s principal institutional shareholders and other major institutional bodies regarding its process for recruiting a CEO to replace David Crane.

In 2003 the Company has introduced two new areas of remuneration policy for Executive Directors and senior managers related to paying bonuses in shares and share retention, both of which are detailed in this report.

Elements of remuneration

Executive Directors receive a remuneration package aligned with short and medium-term corporate and personal targets. The package comprises a market competitive base salary; performance-related annual bonus (satisfied part in cash and part in shares); medium and long-term share related incentives; pension benefits; and other benefits including a health care programme and a company car allowance.

With regard to the performance related elements of Executive Director remuneration packages, they are structured to provide significant awards for superior performance.

Main fixed and performance-related elements of remuneration

FIXED ELEMENTS	PERFORMANCE ELEMENTS
Base salary	Annual bonus (paid in cash and shares)
Pension	Demerger LTIP (ceased operation on 2 October 2003)
Healthcare	Performance Share Plan
Car allowance	Executive Share Option Scheme

The total value of the fixed elements of remuneration referred to in the table above represents 137% of base salary. The value of the performance related elements (annual bonus and long term incentives) represents 260% of base salary. The level of remuneration actually receivable in respect of the performance related elements will be dependent upon the extent to which the relevant performance conditions are achieved over the relevant performance period.

Base salary as at 1 January 2004

NAME	SALARY
Philip Cox	£475,000
Mark Williamson	£250,000
Tony Concannon	£235,000
Steve Riley	£235,000

The International Power annual performance bonus is a non-pensionable payment for achieving targets set by the Board (including EPS, cash flow and personal targets). The maximum annual bonus opportunity for Executive Directors was set at 60% of base salary for the performance year 1 January to 31 December 2003. In order to increase the share ownership of Executive Directors and senior management, and to further increase the alignment of remuneration package to shareholder return, the bonus award for this period has been made part in cash and part in shares.

For this period the Committee awarded Philip Cox a cash bonus of £71,411 and 71,411 shares, recognising both the significant corporate and personal achievements during the period 1 January to 31 December 2003. Mark Williamson was appointed a Director on 11 December 2003. For the period 11 December to 31 December 2003 he was awarded a cash bonus of £2,399 and 2,399 shares. The shares for Philip Cox and Mark Williamson will be released to them on 2 March 2004.

The details of these payments are set out in the Directors’ aggregate remuneration table on page 54.

As part of the new share retention arrangements, these shares (less a proportion of the shares sold to meet taxation liabilities) are required to be held until January 2007. An Executive Director may dispose of these shares prior to January 2007 if his total beneficial interest in the shares of the Company is equal to or greater than 100% of his base salary.

It is intended that the bonuses payable for the performance years 2004 and 2005 will also be paid part in cash and part in shares, subject to the above retention arrangements.

Share Plans for Executive Directors: Performance Conditions

Demerger Long-Term Incentive Plan

Two separate performance conditions applied for awards to be made under this Plan. First that the average of the closing mid-market prices of an Ordinary Share on the London Stock Exchange for the 60 consecutive dealing days immediately prior to the third anniversary of the Demerger Date must have been equal to or greater than 152% of the Initial Price (the Initial Price having been fixed as being 295.175p per share) immediately following the Demerger. Second, that the average annual growth in normalised earnings per share of the Company for the financial reporting period of the Company ending on 31 December 2000 to the end of the financial reporting period ending on 31 December 2003 must have been equal to or greater than 7%. No awards have been made in respect of this plan and the plan ceased operation on 2 October 2003.

2002 Performance Share Plan

2002 awards

The awards made under this Plan in 2002 will normally vest after the end of a three-year period commencing on 1 January 2002 and ending on 31 December 2004 (the Performance Period). The performance condition that applies to the awards made in 2002 is based on growth in normalised earnings per share (EPS growth). Under this condition, 30% of the award will vest after 31 December 2004 if average annual EPS growth over the Performance Period is not less than RPI+7%. 100% of the award will vest if average annual EPS growth over the Performance Period is equal to or greater than RPI+12%. Vesting will be pro-rated for EPS growth between these two points.

2003 awards

As part of the Company’s succession management plan, a special conditional award was made in March 2003 to David Crane and Philip Cox which will normally vest after the end of a three-year period commencing on 1 January 2003 and ending on 31 December 2005 (the Performance Period). The performance condition that applies to the above award is based on growth in normalised earnings per share (EPS growth). Under this condition, 30% of the award will vest after 31 December 2005 if EPS performance for the year ended 31 December 2005 is not less than 11.5p. 100% of the award will vest if EPS performance for the year ended 31 December 2005 is equal to or greater than 14p. Vesting will be pro-rated for EPS performance between these two points. These special conditional awards represented 50% of the base salary of David Crane and Philip Cox.

Additionally, as part of the Company’s annual incentive arrangements, annual awards were also made in March 2003. These will normally vest after the end of a three-year period commencing on 1 January 2003 and ending on 31 December 2005 (the Performance Period). The performance condition that applies to this annual incentive award is based on growth in normalised earnings per share (EPS growth). 30% of the award will vest after 31 December 2005 if EPS performance for the year ended 31 December 2005 is not less than 11.5p. 100% of the award will vest if EPS performance for the year ended 31 December 2005 is equal to or greater than 16p. Vesting will be pro-rated for EPS performance between these two points. David Crane and Philip Cox, being the serving Executive Directors, were given annual incentive Conditional Awards of shares to the value of 100% of their base salary, subject to performance conditions. Tony Concannon, Steve Riley and Mark Williamson participate in this award up to 50% of their base salary.

David Crane’s awards under this plan lapsed upon his resignation as a Director on 30 November 2003.

2004 awards

After the release of its Preliminary Results, the Company will award Executive Directors 100% of their base salary in conditional shares under the 2002 Performance Share Plan. This award will be subject to an earnings per share performance condition. Details of the awards and the performance condition attached will be set out in a Stock Exchange announcement.

Shares will vest subject to the Remuneration Committee being satisfied with the level of achievement of the applicable performance condition.

Approved and Unapproved Executive Share Option Plans

Pre-Demerger ‘Legacy’ Share Options

In accordance with the rules at the time, there are no performance conditions attached to the National Power ‘Legacy’ Unapproved Options granted to Tony Concannon and Steve Riley prior to the demerger of National Power.

2000 and 2001 Executive Share Options

The ability to exercise those options granted on 3 October 2000 and 22 March 2001 to Tony Concannon, Steve Riley and Mark Williamson are subject to the following performance condition: that the average annual growth in normalised earnings per International Power share for the financial reporting period ending on 31 December 2000 to the reporting period ending on 31 December 2003 must be equal to or exceed 7%.

2002 Executive Share Options

Options granted to Executive Directors in May 2002 will become exercisable if average annual EPS growth over the Performance Period (being 1 January 2002 to 31 December 2004) is not less than RPI+4%. Under this grant the Executive Directors in service as at the date of the grant were given Executive Share Options to the value of 100% of their base salary, subject to performance conditions. Each of Tony Concannon, Steve Riley and Mark Williamson participate in this Plan to the value of 50% of their base salary at the time of the award.

2003 Executive Share Options

Options granted to Executive Directors in March 2003 will become exercisable based on growth in normalised earnings per share (EPS growth). Under this condition, 30% of the award will vest after 31 December 2005 if EPS performance for the year ended 31 December 2005 is not less than 11.5p. 100% of the award will vest if EPS performance for the year ended 31 December 2005 is equal to or greater than 14p. Vesting will be pro-rated for EPS performance between these two points. Under this grant the Executive Directors in service as at the date of the grant were awarded Executive Share Options to the value of 100% of their base salary. Each of Tony Concannon, Steve Riley and Mark Williamson participate in this Plan to the value of 50% of their base salary at the time of the award.

2004 Executive Share Options

After the release of its Preliminary Results, the Company will grant Executive Directors 100% of their base salary in Executive Share Options under the Approved and Unapproved Executive Share Option Plans. The exercise of these Options will be subject to an earnings per share performance condition. Details of the grant and the performance condition attached will be set out in a Stock Exchange announcement.

Options will become exercisable subject to the Remuneration Committee being satisfied that the applicable performance condition has been met.

[GRAPHIC APPEARS HERE]

Above: Lumut power plant, Malakoff, Malaysia

Selection of performance criteria

For the 2002 Performance Share Plan and the Approved and Unapproved Executive Share Option Plans, the performance conditions have been aligned with the key objective of growth in earnings per share of the Company.

For the Demerger LTIP, now closed, the performance conditions were aligned with this same objective, together with growth in the Company’s share price.

The Remuneration Committee has chosen EPS growth as the performance measure for its share plans to ensure that there is an objective measure of relative performance and the Committee has decided to measure the relative growth in EPS taking into account growth in the RPI index. This choice of EPS growth recognises that International Power is a UK-based company that operates almost entirely outside the UK, that there is no comparator group of companies against which the Company’s performance can adequately be measured in terms of Total Shareholder Return (TSR), and that EPS is an objective financial measure that can be tracked. Whilst the Committee recognises that this is not a measure that is universally liked by shareholders, the Committee believes that the targets set are challenging and, if achieved, will demonstrate significant financial performance on the part of the Directors and employees of the Company.

This approach will continue to be adopted for further awards under the 2002 Performance Share Plan and grants under the Approved and Unapproved Executive Share Option Plans.

The Remuneration Committee will assess the level of performance in respect of any performance condition objectively. Given that the principal performance measure for the Company’s Share Plans is based on growth in earnings per share, the Committee will take into account, and adjust appropriately for, the enhancement effects of any purchase and subsequent cancellation of shares, or placing of shares into Treasury, by the Company.

Total shareholder return (TSR)

As required by the Directors’ remuneration report regulations, below is a graph showing TSR for the Company as marked against a broadbased market equity index over the last five years. The index that has been used is the FT All Share, of which the Company is a constituent member.

[GRAPHIC APPEARS HERE]

Above and right: Blackstone, US

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Directors’ service contracts

Service contracts – David Crane and Philip Cox

During 2003, David Crane (who resigned on 30 November 2003) and Philip Cox each had service contracts subject to 12-months’ notice by the Company. For a limited period only (1 January 2003 to 31 December 2004), if the service agreements for David Crane and Philip Cox are terminated for a change of control, the notice period is increased to 24 months. For termination other than for cause, an Executive Director may receive a payment of 125% of annual basic salary (not in addition to the 12-months’ notice) to take account of the value of contractual benefits. For termination through the temporary change of control provision referred to above, this payment increases to 250% of annual basic salary (not in addition to the 24-months’ notice). The date upon which these contracts were entered into was 25 February 2003.

Service contracts – Newly appointed Directors

Mark Williamson (appointed a Director on 11 December 2003), Steve Riley and Tony Concannon (appointed Directors on 1 January 2004) have service contracts which are subject to 12-months’ notice by the Company. For termination by the Company, an Executive Director may receive a payment of 125% of annual basic salary (not in addition to the 12-months’ notice) which will be paid on a monthly basis until the Executive Director secures alternative employment, up to a maximum of 12 monthly payments. The date upon which these contracts were entered into was 23 February 2004.

Service contracts – Non-Executive Directors

The Chairman of International Power plc, Sir Neville Simms, has a letter of appointment with a 12-month notice period. The letter of appointment was signed on 22 February 2000. Peter Giller, for the period 1 January 2003 to 31 December 2003, was Deputy Chairman and Non-Executive Director. This arrangement terminated on 31 December 2003. The other Non-Executive Directors are appointed on a three-year fixed-term, annual fixed-fee basis.

The following table summarises the appointment and termination dates for Directors:

Non-Executive Directors	Date contract entered into	Contract expiry
Adri Baan	30 May 2002	AGM May 2006
Peter Giller	1 January 2003	31 December 2003
Tony Isaac	2 October 2000	AGM May 2006
Sir Neville Simms	22 February 2000	12 months’ notice
Jack Taylor	2 October 2000	AGM May 2005

Sir Neville Simms’ contract will expire at the 2010 AGM, following his 65th birthday, or earlier, subject to the above notice period.

Executive Directors
David Crane	25 February 2003	Terminated through resignation on 30 November 2003
Philip Cox	25 February 2003	12-months’ notice
Tony Concannon	23 February 2004	12-months’ notice
Steve Riley	23 February 2004	12-months’ notice
Mark Williamson	23 February 2004	12-months’ notice

Executive Director contracts automatically terminate on the date they reach normal retirement age which is 22 September 2011 for Philip Cox, 17 December 2023 for Tony Concannon, 16 August 2021 for Steve Riley and 29 December 2017 for Mark Williamson.

Non-Executive Directors’ fees and shareholding requirements

In order to maintain our Chairman and Non-Executive Directors’ fee levels at a comparable scale to the market place, the Company has, effective from 1 July 2003 increased these fees. The revised fees are set out in the Directors’ aggregate remuneration table on page 54. In order to receive this increase, the Chairman and Non-Executive Directors have committed to use the net value of the increase, each year, to purchase International Power shares. In addition, as part of a new shareholding requirement, they will also be required to hold these shares until their appointment terminates.

As part of this arrangement, the Chairman and Non-Executive Directors acquired the following shares:

Adri Baan	3,901
Tony Isaac	3,901
Sir Neville Simms	10,000
Jack Taylor	2,595

The structure of any further review of the Chairman’s or Non-Executive Directors’ fees will be agreed at the time of that review, and may not involve the requirement to purchase shares over and above the arrangement set out above. Save as set out above, no remuneration or other benefits (including, but not limited to, pension, life assurance, shares, share options, bonuses and other incentive arrangements) are provided as consideration for the performance of their duties.

Audit

The detail of the Directors’ remuneration, pensions and interests in share options and long-term incentive plans as disclosed on pages 53 to 59 have been audited by the Company’s external auditors.

Directors’ pension benefits

With effect from 1 January 2003 pension arrangements for David Crane and Philip Cox were provided through the Senior Section of the International Power Group of the Electricity Supply Pension Scheme, which is a scheme approved by the Inland Revenue. The scheme provides for: a normal retirement age of 60; an accrual rate of one thirtieth of pensionable salary; four times salary death-in-service benefits; a widow’s pension of 2/3 executive’s pension; and executive’s contribution of 6% of salary up to 15% of Inland Revenue earnings limits.

The benefits provided through the scheme are restricted by Inland Revenue earnings limits. These arrangements are supplemented by the Company making contributions to personal pensions, life assurance, and a Funded Unapproved Retirement Benefit Scheme, up to a cost to the Company of 30% of salary (which includes the cost of the benefit provided through the Senior Section of the International Power Group Electricity Supply Pension Scheme).

As a result of David Crane’s resignation, and his having been a member of the Pension Scheme for less than 12 months, he was refunded his pension scheme contributions, which have been included in the table below.

		Cash allowance received	Cash allowance received
	Percentage of base salary	for the year to	for the year to
	paid in lieu of pension	31 December 2003	31 December 2002
	arrangements	(£000)	(£000)
Peter Giller	n/a	n/a	n/a
David Crane	30%	131	87
Philip Cox	30%	–	87

	Accrued benefit			Transfer value of accrued benefit
		Increase in year
	At 31			At 31	At 31	Increase less	Increase in
	December	including	excluding	December	December	Directors’	year excluding
	2003	inflation	inflation	2003	2002	contributions	inflation
	£000	£000	£000	£000	£000	£000	£000
Philip Cox	4	4	4	45	–	30	30
Mark Williamson	10	4	4	96	51	37	29

•	The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year. The normal retirement age is 60.

•	Dependants’ pensions on death are 58% of members’ pension in respect of service prior to 2 October 2000 and two-thirds of members’ pension in respect of service thereafter. On death in service a lump sum of four times salary is payable. On death within the first five years of retirement, a lump sum is payable equal to the balance outstanding of the first five years’ pension payments.

•	Post-retirement increases are expected to be in line with inflation (guaranteed up to the level of 5% p.a. and discretionary above that level).

•	The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11.

•	Members of the pension scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

•	Mark Williamson joined the Board on 11 December 2003. However his entitlement is calculated on the amounts and values at 31 December 2002 and those accrued over the period 31 December 2002 to 31 December 2003.

•	Philip Cox joined the pension scheme on 1 January 2003. Prior to that date he received cash benefit in lieu of any pension arrangements.

•	In addition to the above entitlements, during the year contributions of £68,911 were paid to a funded unapproved retirement benefit scheme in respect of Philip Cox.

2003 DIRECTORS’ REMUNERATION AND INTERESTS

Directors’ aggregate remuneration

The table below shows the aggregate remuneration of the International Power plc Directors for the year ended 31 December 2003.

							Aggregate	Aggregate
							remuneration	remuneration
			Performance	Performance	Payment		year to 31	year to 31
			related bonus	related bonus	in lieu of	Other	December	December
	Salary	Fees	- cash	- shares	pension	benefits	2003	2002
	£	£	£	£	£	£	£	£
Sir Neville Simms(6)	–	192,500	–	–	–	–	192,500	175,000
Philip Cox(7)	357,056	–	71,411	96,762	68,911	15,881	610,021	509,632
David Crane(2)	435,417	–	–	–	130,625	16,883	582,925	513,311
Peter Giller(3)(4)(5)	–	100,000	–	–	–	–	100,000	675,843
Mark Williamson(8)	14,113	–	2,399	3,251	–	736	20,499	–
Jack Taylor(1)	–	35,000	–	–	–	–	35,000	30,000
Tony Isaac(1)	–	42,500	–	–	–	–	42,500	35,000
Adri Baan(1)	–	37,500	–	–	–	–	37,500	17,500
Dennis Hendrix(1)	–	–	–	–	–	–	–	12,500

Total	806,586	407,500	73,810	100,013	199,536	33,500	1,620,945	1,968,786

Notes

1.	The International Power plc Non-Executive Directors’ fees were reviewed as at 1 July 2003. The basic fee effective from this date, which covers Board membership (i.e. attendance at Board meetings, general duties as Directors, and their membership of Board Committees) is £40,000 (increased from £30,000). In addition, Tony Isaac receives an additional fee of £5,000 per annum for his role as Senior Independent Director. With effect from 1 July 2003 Tony Isaac also receives £5,000 per annum for his role as Chairman of the Audit Committee, and Adri Baan receives an additional fee of £5,000 per annum for his role as Chairman of the Remuneration Committee.

2.	As a result of David Crane’s resignation and him having been a member of the Pension Scheme for less than 12 months, he was refunded his Pension Scheme contributions which are included in the table above. He also received a company car allowance and private medical insurance, both of which are included in other benefits. These arrangements ceased on 30 November 2003.

3.	On 2 October 2000, Peter Giller received a one-off conditional award of 677,564 Ordinary Shares in the Company in respect of his three year term of employment (subject to the rules of the Restricted Share Plan). One third of the Ordinary Shares conditionally awarded to him (being 225,854) were issued to him on 2 October 2001 and a further third (225,855) were released on 2 October 2002. The final third (225,855) were issued to him on termination of his service agreement on 31 December 2002. The 2002 total remuneration stated in the table above reflects: 9/12 of the value of his 2002 release, based on the share price at 2 October 2002 of 82.875p per share at the time of the vesting of the shares; and 3/12 of the remaining third released to him on 31 December 2002 based on a share price of 95.125p per share. In addition, during 2002 he was provided with a weekly cash supplement of £1,100 in respect of housing costs.

4.	As part of Peter Giller’s termination of his service agreement he received, on 31 December 2002, the balance of his 2003 Restricted Share Plan release and the full release of his 2002 Performance Share Plan award of 255,102 shares. Both these releases were based on a share price of 95.125p, and are reflected in the 2002 total remuneration shown in the table above. He also received, as part of termination arrangements, a relocation allowance of £25,000.

5.	As part of Peter Giller’s role as Deputy Chairman and Non-Executive Director, he received a fee of £100,000. This arrangement terminated on 31 December 2003.

6.	The Chairman’s fee was reviewed as at 1 July 2003 (rather than 2 October 2002, as stated in his original contract). The fee effective from this date, is £210,000 (from £175,000).

7.	Philip Cox was appointed Chief Executive Officer on 11 December 2003. The increase in his salary, effective from that date, is included in the above table. The payment in lieu of pension detailed in the above table sets out the contributions made to Philip Cox’s Death In Service insurance premium and Funded Unapproved Retirement Benefits Scheme. He also received a company car allowance and private medical insurance, both of which are included in Other benefits. The value of the Performance related bonus-share in the above table has been calculated using a share price of 135.5p (being the mid-market quoted price for 23 February 2004).

8.	Mark Williamson was appointed an Executive Director on 11 December 2003. His remuneration from that date is included in the above table. The value of the Performance related bonus-share in the above table has been calculated using a share price of 135.5p (being the mid-market quoted price for 23 February 2004).

The following information shows the interests of the Directors as at the end of the financial year in the Company’s Long-Term Incentive Plans, Executive Share Option Plans and the Sharesave Plan. Additionally, as both Tony Concannon and Steve Riley were appointed Directors of the Company on the first day of the current financial year, full information on the interests of each of Tony Concannon and Steve Riley in the same plans is also given in this section, in the interests of full disclosure.

Long-term incentive plans

Demerger LTIP

Market value
	No. of shares			of an Ordinary		No. of shares
	under award	Conditional		Share as at	End of	under award as
	as at 1 January	awards made	Date of	date of award	performance	at 31 December
	2003	during the year	award	(pence)	period	2003
David Crane	–	–	–	–	2 October 2003	–
Philip Cox	–	–	–	–	2 October 2003	–

Details of the qualifying conditions with respect to performance under the Demerger LTIP are given in the Directors’ remuneration report on page 48. As no awards have been made under the Demerger LTIP before the end of the performance period, the Demerger LTIP ceased to operate on 2 October 2003.

2002 Performance Share Plan

Directors who served during the year

				Market value
	No. of shares			of an Ordinary		No. of shares
	under award	Conditional		Share as at	End of	under award as
	as at 1 January	awards made	Date of	date of award	performance	at 31 December
	2003	during the year	award	(pence)	period	2003
David Crane(1)	148,724	–	24 May 2002	196p	31 December 2004	–
		917,264	10 March 2003	70p	31 December 2005	–

Total Options						–

Philip Cox	148,724	–	24 May 2002	196p	31 December 2004	148,724
		675,879	10 March 2003	70p	31 December 2005	675,879

Total Options						824,603

Mark Williamson(2)	31,530	–	24 May 2002	196p	31 December 2004	31,530
		88,286	10 March 2003	70p	31 December 2005	88,286

Total Options						119,816

(1)	Awards lapsed following resignation of David Crane on 30 November 2003.

(2)	As at date of appointment 11 December 2003.

Directors appointed since 31 December 2003

				Market value
	No. of shares			of an Ordinary		No. of shares
	under award	Conditional		Share as at	End of	under award as
	as at 1 January	awards made	Date of	date of award	performance	at 31 December
	2003	during the year	award	(pence)	period	2003
Tony Concannon(1)	21,619	–	24 May 2002	196p	31 December 2004	21,619
		60,536	10 March 2003	70p	31 December 2005	60,536

Total Options						82,155

Steve Riley(1)	28,141	–	24 May 2002	196p	31 December 2004	28,141
		78,795	10 March 2003	70p	31 December 2005	78,795

Total Options						106,936

(1)	As at date of appointment 1 January 2004.

Details of the performance conditions in respect of awards made under the 2002 Performance Share Plan are given in the Directors’ remuneration report on page 48.

Executive share options

Directors who served during the year

								No. of
	No. of							shares under
	shares under							option as at
	option as at		Granted		Exercise price	Exercise	Exercise	31 December
	1 January 2003		during the year		per share	period from	period to	2003
David Crane(1)	15,306	(3)			196p	24 May 2005	24 May 2012	–
	133,418	(4)			196p	24 May 2005	24 May 2012	–
			678,571	(4)	70p	10 March 2006	10 March 2013	–

Total Options	148,724							–

Philip Cox	15,306	(3)			196p	24 May 2005	24 May 2012	15,306
	133,418	(4)			196p	24 May 2005	24 May 2012	133,418
			500,000	(4)	70p	10 March 2006	10 March 2013	500,000

Total Options	148,724							648,724

Mark Williamson(2)	4,811	(3)			311.75p	3 October 2003	3 October 2010	4,811
	27,265	(4)			311.75p	3 October 2003	3 October 2010	27,265
	6,382	(3)			235p	22 March 2004	22 March 2011	6,382
	14,893	(4)			235p	22 March 2004	22 March 2011	14,893
	31,530	(4)			196p	24 May 2005	24 May 2012	31,530
			88,285	(4)	70p	10 March 2006	10 March 2013	88,285

Total Options	84,881							173,166

(1)	Options lapsed following resignation of David Crane on 30 November 2003.

(2)	As at date of appointment 11 December 2003.

(3)	Approved Executive Share Options.

(4)	Unapproved Executive Share Options.

Directors appointed since 31 December 2003

								No. of
	No. of							shares under
	shares under							option as at
	option as at		Granted		Exercise price	Exercise	Exercise	31 December
	1 January 2003		during the year		per share	period from	period to	2003
Tony Concannon(1)	6,028	(4)			336.21p	30 November 1997	30 November 2004	6,028
	6,401	(4)			323.23p	23 December 1999	23 December 2006	6,401
	6,188	(4)			386.09p	2 December 2000	2 December 2007	6,188
	7,010	(4)			352.61p	1 December 2001	1 December 2008	7,010
	3,007	(2)			311.75p	2 October 2003	2 October 2010	3,007
	17,040	(3)			311.75p	2 October 2003	2 October 2010	17,040
	3,989	(2)			235p	22 March 2004	22 March 2011	3,989
	9,308	(3)			235p	22 March 2004	22 March 2011	9,308
	5,740	(2)			196p	24 May 2005	24 May 2012	5,740
	15,879	(3)			196p	24 May 2005	24 May 2012	15,879
			60,535	(3)	70p	10 March 2006	10 March 2013	60,535

Total Options	80,590							141,125

Steve Riley(1)	11,327	(4)			306.14p	13 December 1998	13 December 2005	11,327
	10,953	(4)			323.23p	23 December 1999	23 December 2006	10,953
	10,685	(4)			386.09p	2 December 2000	2 December 2007	10,685
	12,379	(4)			352.61p	1 December 2001	1 December 2008	12,379
	5,052	(2)			311.75p	2 October 2003	2 October 2010	5,052
	28,628	(3)			311.75p	2 October 2003	2 October 2010	28,628
	6,063	(2)			235p	22 March 2004	22 March 2011	6,063
	16,277	(3)			235p	22 March 2004	22 March 2011	16,277
	28,141	(3)			196p	24 May 2005	24 May 2012	28,141
			78,795	(3)	70p	10 March 2006	10 March 2013	78,795

Total Options	129,505							208,300

(1)	Date of appointment as Directors 1 January 2004.

(2)	Approved Executive Share Options.

(3)	Unapproved Executive Share Options.

(4)	National Power ‘Legacy’ Unapproved Executive Share Options.

Sharesave Options

Directors who served during the year

						No. of
	No. of					shares under
	shares under					option as at
	option as at	Granted	Exercise price	Exercise	Exercise	31 December
	1 January 2003	during the year	per share	period from	period to	2003
David Crane(1)	18,250	–	90p	24 December 2007	lapsed	–

Total Options						–

Philip Cox	18,250	–	90p	24 December 2007	24 June 2008	18,250

Total Options						18,250

Mark Williamson(2)	10,500	–	90p	24 December 2005	24 June 2006	10,500

Total Options						10,500

(1)	Options lapsed upon resignation of David Crane as director on 30 November 2003.

(2)	On appointment 11 December 2003.

Directors appointed since 31 December 2003

						No. of
	No. of					shares under
	shares under					option as at
	option as at	Granted	Exercise price	Exercise	Exercise	31 December
	1 January 2003	during the year	per share	period from	period to	2003
Tony Concannon(1)	8,400	–	90p	24 December 2005	24 June 2006	8,400

Total Options						8,400

Steve Riley(1)	10,500	–	90p	24 December 2005	24 June 2006	10,500

Total Options						10,500

(1)	Date of appointment as Directors 1 January 2004.

The middle market quotation for an Ordinary Share of the Company on 31 December 2003 was 123.5p and the daily quotations during the period ranged from 70.13p to 160.00p.

2002 Performance Share Plan Share Option

In respect of awards made on 10 March 2003 under the 2002 Performance Share Plan to Directors and eligible employees, on 28 March 2003 and pursuant to the rules of the Plan, the Company granted an option to the Trustee of the 2002 Performance Share Plan to acquire 3,807,057 Ordinary Shares in the Company. The option exercise price is 84p per share, being the middle market quotation for the Company’s Ordinary Shares on 27 March 2003. The total number of shares that may be received by Directors in the event of exercise of this option (and assuming full performance of the performance condition) is 903,496.

Shares held in trust

As at 31 December 2003, a total of 3,003,312 Ordinary Shares of the Company were held in two separate Employee Share Ownership Trusts (31 December 2002: 1,917,414). The Directors (together with all other employees of the Company and its subsidiaries) being potential beneficiaries of these shares have an interest in all of these shares. Of these shares, 1,273,138 were purchased in 2002 in respect of awards made under the 2002 Performance Share Plan at a cost (net of administration expenses) of £2.5 million. 255,102 of these shares were released at the end of 2002 to Peter Giller. An additional 1,800,000 shares were acquired by the Employee Share Ownership Trusts on 28 March 2003 at a total cost (net of administration expenses) of £1.5 million for the purposes of the bonus and share retention plan. In line with recommended practice, the fund balances are being written down to £nil over the period of service to which they relate. The book value of the shares placed in Trust as at 31 December 2003 was £2 million (31 December 2002: £1 million).

In respect of awards made to Directors under the Performance Share Plan as at the date of this report, the number of shares that may vest to Directors if full performance of the relevant performance condition is achieved is 230,014. Shares held in trust for this Plan relate to the Conditional Awards made in 2002.

Details of the performance conditions that apply with respect to the ability to exercise options under both the Approved and Unapproved Executive Share Option Plans, detailed on page 56 opposite, are given on page 49.

Summary of LTIPs

Directors as at 31 December 2003

Award Date	No. of shares under award	Market value at date of award	Prospective date of vesting
24 May 2002	180,254	196p	May 2005
10 March 2003	764,165	70p	May 2006

Total	944,419

Directors as at 26 February 2004

Award Date	No. of shares under award	Market value at date of award	Prospective date of vesting
24 May 2002	230,014	196p	May 2005
10 March 2003	903,496	70p	May 2006

Total	1,133,510

Summary of Directors’ Unexercised Executive Share Options

Directors as at 31 December 2003

Grant date	No. of Options	Exercisable price	Date exercisable
3 October 2000(1)	4,811	311.75p	2003–2010
3 October 2000(2)	27,265	311.75p	2003–2010
22 March 2001(1)	6,382	235p	2004–2011
22 March 2001(2)	14,893	235p	2004–2011
24 May 2002(1)	15,306	196p	2005–2012
24 May 2002(2)	164,948	196p	2005–2012
10 March 2003(2)	588,285	70p	2006–2013

Total	821,890

(1)	Approved Executive Share Options

(2)	Unapproved Executive Share Options

Directors as at 26 February 2004

Grant date	No. of Options	Exercisable price	Date exercisable
30 November 1994(3)	6,028	336.21p	1997–2004
13 December 1995(3)	11,327	306.14p	1998–2005
23 December 1996(3)	17,354	323.23p	1999–2006
2 December 1997(3)	16,873	386.09p	2000–2007
1 December 1998(3)	19,389	352.61p	2001–2008
3 October 2000(1)	12,870	311.75p	2003–2010
3 October 2000(2)	72,933	311.75p	2003–2010
22 March 2001(1)	16,434	235p	2004–2011
22 March 2001(2)	40,478	235p	2004–2011
24 May 2002(1)	21,046	196p	2005–2012
24 May 2002(2)	208,968	196p	2005–2012
10 March 2003(2)	727,615	70p	2006–2013

Total	1,171,315

(1)	Approved Executive Share Options

(2)	Unapproved Executive Share Options

(3)	National Power ‘Legacy’ Unapproved Executive Share Options

Summary of Unexercised Sharesave Options

Directors as at 31 December 2003

Grant date	No. of Options	Exercisable price	Date exercisable
1 October 2002	10,500	90p	24 Dec 2005 - 24 June 2006
1 October 2002	18,250	90p	24 Dec 2007 - 24 June 2008

Total	28,750

Directors as at 26 February 2004

Grant date	No. of Options	Exercisable price	Date exercisable
1 October 2002	29,400	90p	24 Dec 2005 - 24 June 2006
1 October 2002	18,250	90p	24 Dec 2007 - 24 June 2008

Total	47,650

Directors’ beneficial interests

Directors as at 31 December 2003

	As at 31 December 2003			As at 1 January 2003
				(or date of appointment if later)
Director	Ordinary Shares	Executive Options	Sharesave Options	Ordinary Shares	Executive Options	Sharesave Options
Adri Baan	18,901	–	–	5,000	–	–
Philip Cox	25,000	648,724	18,250	15,000	148,724	18,250
Peter Giller	40,000	–	–	744,568	–	–
Tony Isaac	8,901	–	–	5,000	–	–
Sir Neville Simms	110,000	–	–	30,000	–	–
Jack Taylor	7,595	–	–	5,000	–	–
Mark Williamson(1)	28,207	173,166	10,500	28,207	173,166	10,500

(1)	Appointed as a Director on 11 December 2003

Directors appointed since the year end

	As at 31 December 2003
Director	Ordinary Shares	Executive Options	Share save Options
Tony Concannon	2,744	141,125	8,400
Steve Riley	15,195	208,300	10,500

No Director had, at any time during the financial year, any beneficial interest in the shares of any subsidiary undertaking.

Adri Baan

Chairman of the Remuneration Committee
On behalf of the Board of Directors of International Power plc
26 February 2004

Directors’ report

Introduction

The Directors submit their report and the audited financial statements of International Power plc (the “Company”) for the year ended 31 December 2003. The principal activity of the Company is to act as the holding company for a group of companies and a number of associated companies and joint ventures (the “Group”). The principal activities of the Group are the generation and sale of electricity.

Key information

The following sections form part of this Directors’ report:

–	The Operating and financial review (pages 5 to 21).

–	Corporate governance (pages 27 to 35).

–	Employees (pages 44 and 45).

–	Directors’ remuneration (pages 46 to 59).

–	Current Directors’ biographical details and Directors who served through the year (pages 22 and 23).

–	Directors who served during the year (page 27).

–	Audited financial statements (pages 62 to 91).

Dividend

The Directors do not propose the payment of a dividend for the year ended 31 December 2003.

Charitable and political donations

The company does not make political donations. Details of charitable donations are set out on page 41.

Research and development

Pure research is not a core element of the business of the Company. Therefore, for the period under review, the Company did not undertake any expenditure on research and development. The Company will look to take advantage of technical advances as they arise and will continue to seek to develop power stations in the regions in which the Group operates making effective use of current and new technology as it arises.

Share capital

During the period 1 January to 31 December 2003, and utilising the authority given by shareholders at the 2003 Annual General Meeting, the Company purchased on the London Stock Exchange 10,652,323 of its own Ordinary Shares at a total cost of £12,847,593. These shares were cancelled by the Company following their purchase.

Resolutions will be proposed at the 2004 Annual General Meeting (AGM) to renew for a further five years the Directors’ general authority to allot shares; to renew for a year the partial disapplication of shareholders’ statutory pre-emption rights over Ordinary Shares; and, to renew the authority to purchase a proportion of the Company’s shares.

An explanation of these and other resolutions being proposed at the 2003 AGM will be provided in the Notice of AGM, which will be sent to shareholders during March 2004.

Shares held in trust

As at 31 December 2003, 3,003,312 Ordinary Shares of the Company were held in trust for the benefit of employees of the Company and its subsidiaries. These shares had a nominal value of £1,501,656 and a market value of £3,709,090. The employee share plan for which these shares may be utilised is the 2002 Performance Share Plan and the bonus and share retention plan.

Substantial shareholdings

As at the date of this report, the Company is aware of interests in 3% or more of the issued share capital of the Company on behalf of the organisations as shown in the table below.

SUBSTANTIAL SHAREHOLDINGS	NO. OF SHARES
Merrill Lynch Investment Managers Ltd	112,589,353	10.16%
BriTel Fund Trustees Ltd	51,778,561	4.67%
AXA S.A.	39,905,357	3.57%
Legal & General Investment Management Ltd	34,230,622	3.06%
Morley Fund Management Ltd	33,897,293	3.06%

Going concern

The Directors are satisfied that the Company and the Group have adequate resources to continue to operate for the foreseeable future. Accordingly, the Directors continue to adopt the ‘going concern’ basis for the preparation of the accounts.

Auditors

A resolution to re-appoint KPMG Audit Plc as auditors of the Company and to authorise the Directors to agree their remuneration will be proposed at the forthcoming AGM.

Prompt payment policy

The Company aims to observe the highest standards of business practice as both a buyer and seller of products and services. The Company’s average number of days outstanding in respect of trade creditors at 31 December 2003 was 32 days.

By order of the Board

Stephen Ramsay
Company Secretary
26 February 2004

Statement of Directors’ responsibilities

In respect of the preparation of the financial statements

The following statement, which should be read in conjunction with the statement of auditor’s responsibilities included in their report below, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and auditors in relation to the financial statements. Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent auditor’s report

To the members of International Power plc

We have audited the financial statements on pages 62 to 91. We have also audited the information in the Directors’ remuneration report that is described as having been audited. This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Report and the Directors’ remuneration report. As described above, this includes responsibility for preparing the financial statements in accordance with applicable UK law and accounting standards. Our responsibilities, as independent auditors, are established in the UK by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 33 reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Directors’ remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ remuneration report to be audited.

Opinion

In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the loss of the Group for the year then ended;

•	the financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc Chartered accountants Registered auditor 26 February 2004	8 Salisbury Square London EC4Y 8BB

Consolidated profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2003

		Year ended 31 December						Year ended 31 December
		Excluding		Exceptional		Including		Excluding		Exceptional		Including
		exceptional		items		exceptional		exceptional		items		exceptional
		items				items		items				items
		2003		2003		2003		2002		2002		2002
Note		£m		£m		£m		£m		£m		£m
1	Turnover: Group and share of joint ventures and associates	1,273		–		1,273		1,129		–		1,129
	Less: share of joint ventures’ turnover	(136)		–		(136)		(122)		–		(122)
	Less: share of associates’ turnover	(285)		–		(285)		(290)		–		(290)

1	Group turnover	852		–		852		717		–		717
2/8	Net operating costs	(727)		(404)		(1,131)		(509)		(103)		(612)

	Operating profit/(loss)	125		(404)		(279)		208		(103)		105
	Share of operating profit of:
	Joint ventures	32		–		32		26		–		26
8	Associates	95		35		130		123		–		123
8	Income from investments	33		–		33		31		42		73

1/8	Operating profit/(loss) and investment income	285		(369)		(84)		388		(61)		327
8	Non-operating exceptional items:
	Profit on sale of fixed asset investments	–		27		27		–		–		–

1	Profit/(loss) on ordinary activities before interest and taxation	285		(342)		(57)		388		(61)		327
4	Interest receivable and similar income	42		–		42		24		–		24
5/8	Interest payable and similar charges	(121)		(16)		(137)		(121)		–		(121)
5	Share of net interest of joint ventures and associates	(32)		–		(32)		(35)		–		(35)
	Net interest	(111)		(16)		(127)		(132)		–		(132)

3	Profit/(loss) on ordinary activities before taxation	174		(358)		(184)		256		(61)		195
8/9	Tax (charge)/credit on profit/(loss) on ordinary activities	(54)		26		(28)		(77)		1		(76)

	Profit/(loss) on ordinary activities after taxation	120		(332)		(212)		179		(60)		119
	Minority interests – equity	(7)		–		(7)		(6)		–		(6)

	Profit/(loss) for the financial year	113		(332)		(219)		173		(60)		113

11	Earnings/(loss) per share:
	Basic	10.2	p	(29.9	)p	(19.7	)p	15.5	p	(5.4	)p	10.1	p
	Diluted	10.1	p	(29.9	)p	(19.7	)p	15.5	p	(5.4	)p	10.1	p

The results for the years ended 31 December 2003 and 2002 derive from continuing operations. There were no material changes in the activities of the entities consolidated in these financial statements and no material acquisitions or disposals.

Consolidated balance sheet

AT 31 DECEMBER 2003

		Group
		31 December	31 December
		2003	2002
Note		£m	£m
	Fixed assets
	Intangible fixed assets:
12	Goodwill	7	8
12	Negative goodwill	(6)	(7)
	Net goodwill	1	1

13	Tangible fixed assets	2,048	2,473

14	Fixed asset investments:
	Joint ventures:
	Share of gross assets	337	300
	Share of gross liabilities	(211)	(198)
	Net investment	126	102
	Associates	315	303
	Other investments	97	102

	Total fixed asset investments	538	507

	Total fixed assets	2,587	2,981

	Current assets
15	Stocks	65	55
16	Debtors	160	134
17	Investments	70	43
	Cash at bank and in hand	673	799

	Total current assets	968	1,031
18	Creditors: amounts falling due within one year:
	Secured loans without recourse	(531)	(810)
	Other current liabilities	(315)	(595)
	Creditors: amounts falling due within one year	(846)	(1,405)

	Net current assets/(liabilities)	122	(374)

	Total assets less current liabilities	2,709	2,607
19	Creditors: amounts falling due after more than one year (including convertible debt)	(909)	(583)
20	Provisions for liabilities and charges	(238)	(255)

1	Net assets	1,562	1,769

	Capital and reserves
22/23	Called up share capital	554	559
23	Share premium account	289	289
23	Capital redemption reserve	145	140
23	Capital reserve	422	422
23	Profit and loss account	113	330

23	Shareholders’ funds – equity	1,523	1,740
	Minority interests – equity	39	29

	Total equity	1,562	1,769

The accounts were approved by the Board of Directors on 26 February 2004 and signed on its behalf by

Philip Cox	Mark Williamson
Chief Executive Officer	Chief Financial Officer

Balance sheet

AT 31 DECEMBER 2003

		Company
		31 December	31 December
		2003	2002
Note		£m	£m
	Fixed assets
13	Tangible assets	1	2
14	Investments:
	Subsidiary undertakings	1,847	1,877
	Other investments	3	1
	Total fixed asset investments	1,850	1,878

	Total fixed assets	1,851	1,880

	Current assets
16	Debtors	247	72
	Cash at bank and in hand	478	311

	Total current assets	725	383
18	Creditors: amounts falling due within one year	(890)	(676)

	Net current liabilities	(165)	(293)

	Total assets less current liabilities	1,686	1,587
19	Creditors: amounts falling due after more than one year	–	–
20	Provisions for liabilities and charges	(38)	(47)

	Net assets	1,648	1,540

	Capital and reserves
22/23	Called up share capital	554	559
23	Share premium account	289	289
23	Capital redemption reserve	145	140
23	Capital reserve	415	415
23	Profit and loss account	245	137

	Shareholders’ funds – equity	1,648	1,540

The accounts were approved by the Board of Directors on 26 February 2004 and signed on its behalf by

Philip Cox	Mark Williamson
Chief Executive Officer	Chief Financial Officer

Consolidated cash flow statement

FOR THE YEAR ENDED 31 DECEMBER 2003

		Year ended	Year ended
		31 December	31 December
		2003	2002
Note		£m	£m
24	Net cash inflow from operating activities	184	276
24	Dividends received from joint ventures and associates	68	84
	Dividends received from fixed asset investments – ordinary	33	31

		285	391
	Dividends received from fixed asset investments – exceptional	–	42
24	Returns on investments and servicing of finance – ordinary	(84)	(88)
24	Returns on investments and servicing of finance – exceptional	(4)	(25)
	Taxation	(14)	(20)
24	Capital expenditure and financial investment – ordinary	(74)	(159)
24	Capital expenditure and financial investment – exceptional	11	–
24	Acquisitions and disposals – ordinary	–	(144)
24	Acquisitions and disposals – exceptional	24	–

	Net cash inflow/(outflow) before management of liquid resources and financing activities	144	(3)
	Management of liquid resources	(20)	–
24	Financing activities	(260)	210

	(Decrease)/increase in cash in the year	(136)	207

Consolidated reconciliation of net cash flow to movement in net debt

FOR THE YEAR ENDED 31 DECEMBER 2003

		Year ended	Year ended
		31 December	31 December
		2003	2002
Note		£m	£m
26	(Decrease)/increase in cash in the year	(136)	207
26	Cash outflow/(inflow) from decrease/(increase) in debt financing	247	(210)
26	Cash outflow from increase in liquid resources	20	–

	Change in net debt resulting from cash flows	131	(3)
	Foreign exchange movement	11	98
	Other non-cash movements	(22)	(10)

	Movement in net debt in the year	120	85
	Net debt at the start of the year	(812)	(897)

26	Net debt at the end of the year	(692)	(812)

Consolidated statement of total recognised gains and losses

FOR THE YEAR ENDED 31 DECEMBER 2003

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
(Loss)/profit for the financial year	(219)	113
Exchange differences on the retranslation of net investments and related borrowings (net of £7 million tax (2002: £10 million))	15	(42)
Share of recognised loss of associated undertaking	–	(1)

Total recognised gains and losses relating to the financial year	(204)	70

Reconciliation of movements in shareholders’ funds – equity

FOR THE YEAR ENDED 31 DECEMBER 2003

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
(Loss)/profit for the financial year	(219)	113
Other recognised gains and losses relating to the year	15	(43)
Share buyback	(13)	–

Net (reduction from)/addition to shareholders’ funds	(217)	70
Opening shareholders’ funds	1,740	1,670

Closing shareholders’ funds	1,523	1,740

Notes to the accounts

FOR THE YEAR ENDED 31 DECEMBER 2003

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s financial statements.

ACCOUNTING POLICIES

i Basis of preparation of accounts

The financial statements of International Power plc and its subsidiary undertakings (the Group) are prepared under the historical cost convention and in accordance with applicable accounting standards, except for the departures noted below.

Certain energy-based futures contracts used for proprietary trading purposes are marked to market using externally derived market prices. This is a departure from the general provisions of Schedule 4 of the Companies Act 1985. An explanation of this departure is given in note xv.

ii Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiary undertakings up to 31 December 2003. The results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

An associate is an undertaking in which the Group has a long-term participating interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term participating interest and over which it exercises joint control. The Group’s share of the profits less losses of associates and of joint ventures is included in the consolidated profit and loss account. Its interest in their net assets is included in fixed asset investments in the consolidated balance sheet.

Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 April 1998, when FRS 10 (Goodwill and Intangible Assets) was adopted, was set off against reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously set off to reserves is taken back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 April 1998 is capitalised. Positive goodwill is fully amortised by equal annual instalments over its estimated useful life, currently not more than 20 years.

Negative goodwill arising on consolidation in respect of acquisitions since 1 April 1998 is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisition are recovered, whether through amortisation or sale.

On the subsequent disposal or termination of a business acquired since 1 April 1998, the profit or loss on disposal or termination is calculated after charging/(crediting) the unamortised amount of any related goodwill/(negative goodwill).

In the Company’s financial statements, investments in subsidiary undertakings, associates and joint ventures are stated at cost less amounts written off.

iii Income recognition

Turnover from plants subject to power purchase agreements (PPAs) is recognised in accordance with the contract terms in respect of owned assets or in accordance with note x for leased assets. Turnover from merchant plants is recognised as output is delivered after taking account of related hedging contracts. Liquidated damages (LDs), in respect of late commissioning, are included in other operating income. Proprietary trading income is recognised on the basis of completed contracts and the mark-to-market value of outstanding contracts at the period end.

iv Pension costs

For defined benefit arrangements, pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees’ working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet.

For defined contribution arrangements, contributions are charged to the profit and loss account as they fall due.

v Environmental liabilities

Provision for environmental liabilities is made when expenditure on remedial work is probable and the Group is obliged, either legally or constructively through its environmental policies, to undertake such work. Where the amount is expected to be incurred over the long-term, the amount recognised is the present value of the estimated future expenditure and the unwinding of the discount is included within interest payable and similar charges.

vi Foreign exchange

The profits or losses of overseas subsidiary undertakings, associates and joint ventures are translated into sterling at average rates of exchange. Balance sheets of subsidiary undertakings and net investments in associates and joint ventures are translated at closing rates.

Exchange differences arising on the retranslation at closing rates of overseas subsidiary undertakings’ balance sheets and net investments in associates and joint ventures, together with the adjustment to convert the balance of retained profits to closing rates, are taken directly to reserves.

Transactions denominated in foreign currencies arising in the normal course of business are translated into sterling at the exchange rate ruling on the date payment takes place unless related or matching forward foreign exchange contracts have been entered into, when the rate specified in the contract is used. Monetary assets and liabilities expressed in foreign currencies that are not covered by hedging arrangements are translated into sterling at the rates of exchange ruling at the balance sheet date and any difference arising on the retranslation of those amounts is taken to the profit and loss account.

vii Interest

Interest on borrowings relating to major capital projects with long periods of development is capitalised during construction and written-off as part of the total cost over the useful life of the asset. All other interest is charged to the profit and loss account as incurred. Included within the interest charge in the profit and loss account is the unwinding of discounts on long-term provisions.

viii Tangible fixed assets

Tangible fixed assets are stated at original cost less accumulated depreciation and any provisions for impairment in value. Liquidated damages, in respect of compensation for plants not achieving long-term performance levels specified in the original contracts, are recorded as a reduction in the cost of the assets. In the case of assets constructed by the Group, related works, commissioning and borrowing costs (as per FRS 15) are included in cost. Assets in the course of construction are included in tangible fixed assets on the basis of expenditure incurred at the balance sheet date.

Project development costs (including appropriate direct internal costs) are capitalised from the point that the Board confirms that it is virtually certain that the project will proceed to completion.

Development expenditure is principally incurred in identifying and developing investment opportunities and typically includes feasibility studies, pre-bid costs, legal, professional and other related advisory costs.

Depreciation is calculated so as to write down the cost of tangible fixed assets to their residual value evenly over their estimated useful lives. Estimated useful lives are reviewed periodically, taking into account commercial and technological obsolescence as well as normal wear and tear, provision being made where the carrying value may not be recoverable.

The depreciation charge is based on the following estimates of useful lives:

Years
Power stations	20-40
Fixtures, fittings, tools and equipment	4-5
Computer equipment and software	3-5
CCGT hot gas path parts	2-4

Freehold land is not depreciated.

Notes to the accounts continued

ix Decommissioning costs

Provision is made for the estimated decommissioning costs at the end of the useful economic life of the Group’s power stations and generating assets on a discounted basis. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included in interest payable and similar charges.

x Leased assets

As lessee Assets leased under finance leases are capitalised and depreciated over the shorter of the lease periods and the estimated operational lives of the assets. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account on a straight line basis.

As lessor Rentals receivable under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net cash investment in the lease in each period. The amounts due from lessees under finance leases are recorded in the balance sheet as a debtor at the amount of the net investment in the lease after making provision for bad and doubtful rentals receivable.

xi Fixed asset investments

Fixed asset investments (other than joint ventures and associates which are discussed in note ii) are stated at cost less provision for any impairment.

xii Current asset investments

Current asset investments are stated at the lower of cost and market value. These are included as liquid resources within the cash flow statement.

xiii Stocks

Plant spares, operating stocks of fuel and consumables are valued at the lower of cost and net realisable value. These are included as current assets.

xiv Deferred taxation

Deferred taxation is provided on timing differences, arising from the different treatment for accounts and taxation purposes of transactions and events recognised in the financial statements of the current year and previous years. Deferred taxation is calculated at the rates at which it is estimated that tax will arise. Deferred tax assets and liabilities are not discounted.

xv Financial instruments

The Group uses a range of derivative instruments, including interest rate swaps, options, energy-based futures contracts and foreign exchange contracts and swaps. Derivative instruments are used for hedging purposes, apart from energy-based futures contracts, some of which are used for proprietary trading purposes. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period to which they relate. Accounting for foreign currency transactions is described in the foreign exchange policy in note vi. Changes in the market value of futures trading contracts are reflected in the profit and loss account in the period in which the change occurs.

Energy-based futures contracts used for proprietary trading purposes are marked to market using externally derived market prices and subsequent movements in the fair value reflected through the profit and loss account. This is not in accordance with the general provisions of Schedule 4 of the Companies Act 1985, which requires that these contracts be stated at the lower of cost and net realisable value or that, if revalued, any revaluation difference be taken to a revaluation reserve. However, the Directors consider that these requirements would fail to provide a true and fair view of the results for the year since the marketability of energy trading contracts enables decisions to be taken continually on whether to hold or sell them. Accordingly the measurement of profit in any period is properly made by reference to market values. The effect of the departure on the financial statements is to reduce the loss for the year by £1 million (2002: increase the profit by £2 million) and decrease the net assets at 31 December 2003 by £4 million (2002: £nil).

xvi Debt instruments

New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are charged to the profit and loss account over the life of the instrument.

1 GROUP SEGMENTAL ANALYSIS

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
a) By class of business
Group turnover
Electricity generation	1,273	1,129
Less: turnover of joint ventures	(136)	(122)
Less: turnover of associates	(285)	(290)

	852	717

Profit before interest and taxation (excluding all exceptional items)
Electricity generation	313	417
Corporate costs	(28)	(29)

	285	388

b) By geographical area
Group turnover
North America	414	315
Europe	474	440
Middle East	33	–
Australia	224	226
Rest of the World	128	148

	1,273	1,129
Less: turnover of joint ventures	(136)	(122)
Less: turnover of associates	(285)	(290)

	852	717

Profit before interest and taxation (excluding all exceptional items)
North America	2	99
Europe	103	100
Middle East	23	9
Australia	101	101
Rest of the World	84	108

	313	417
Corporate costs	(28)	(29)

	285	388

An analysis of exceptional items is given in note 8.

The loss before interest and taxation after exceptional items are for: North America loss of £402 million; Europe profit of £110 million and Rest of the World profit of £139 million (2002: Europe loss of £3 million, Rest of the World profit of £150 million).

North America loss before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to £27 million (year ended 31 December 2002: £102 million).

Sales of electricity generated in each geographic region are made solely to customers in the same geographical area.

The comparative figures for turnover and operating costs have been restated to conform with the current basis of presentation. The segmental reporting has been changed in the current period to better represent the way in which the business is now managed.

Notes to the accounts continued

1 GROUP SEGMENTAL ANALYSIS continued

	31 December	31 December
	2003	2002
	£m	£m
c) Net assets employed by geographical area
North America	671	1,197
Europe	549	536
Middle East	72	75
Australia	976	787
Rest of the World	315	303
Corporate and development	(56)	(66)

Net operating assets	2,527	2,832
Borrowings	(1,435)	(1,654)
Cash and short-term deposits	743	842
Deferred tax	(205)	(219)
Corporation tax	(86)	(53)
Goodwill – on acquisition of associated undertakings	17	20
Goodwill – on acquisition of subsidiary undertakings	1	1

Net assets per consolidated balance sheet	1,562	1,769

2 NET OPERATING COSTS

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Excluding exceptional items:
Cost of sales	729	558
Other operating costs	64	85
Other operating income	(66)	(134)

Net operating costs	727	509

Other operating income includes compensation for the late commissioning of plant, billings in respect of operations and maintenance services and profits on sale of development sites. Exceptional items would increase cost of sales by £404 million (2002: £103 million).

3 PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Profit/(loss) on ordinary activities before taxation is stated after charging/(crediting):
Depreciation of tangible fixed assets	108	111
Amortisation of intangible fixed assets	–	(1)
Other amortisation	1	2
Development costs net of recoveries and amounts capitalised	14	8
Operating exceptional items (note 8)	369	103
Property lease rentals payable (net of recoveries)	3	2
Foreign exchange (gains)/losses (net)	(19)	7
Auditors’ remuneration – statutory audit:
Fees due to the lead auditors, KPMG (including audit of the Company £0.5 m (2002: £0.4m))	1.0	0.7
Fees due to other auditors	0.1	0.1
	1.1	0.8
Auditors’ remuneration – other fees paid to the lead auditors and their associates for services:
Accounting consultations (including services to the Company £0.3m (2002: £0.3m))	0.3	0.4
Due diligence assistance (including services to the Company £0.1m (2002: £0.2m))	0.1	0.2

The Audit Committee and the firm of external auditors have safeguards to avoid the possibility that the auditors’ objectivity and independence could be compromised. These safeguards include the implementation of a policy on the use of the external auditor for non-audit related services. This policy has been revised during the year to incorporate the provisions of the Sarbanes-Oxley Act 2002 and subsequent Securities and Exchange Commission (SEC) rules.

Where it is deemed that the work to be undertaken is of a nature that is generally considered reasonable to be completed by the auditor of the Group for sound commercial and practical reasons, the conduct of such work will be permissible provided that it has been pre-approved by the Audit Committee. Examples of pre-approved services include the completion of regulatory audits, provision of taxation and regulatory advice, reporting to the SEC and the completion of certain financial due diligence work. All these services are also subject to a pre-defined fee limit. Any work performed in excess of this limit must be approved by the Chief Financial Officer and the Audit Committee.

4 INTEREST RECEIVABLE AND SIMILAR INCOME

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Group interest receivable and similar income
Interest receivable and similar income	23	24
Foreign exchange gains (net)	19	–

Total Group interest receivable and similar income	42	24

5 INTEREST PAYABLE AND SIMILAR CHARGES

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
a) Group interest payable and similar charges
Interest on:
Bank loans and overdrafts	101	102
Other borrowings	22	17
	123	119
Foreign exchange losses (net)	–	7
Interest capitalised	(2)	(5)

Group interest payable and similar charges – ordinary	121	121
Exceptional interest (note 8)	16	–

Total Group interest payable and similar charges	137	121

b) Interest payable of joint ventures and associates
Share of interest payable of joint ventures	10	12
Share of interest payable of associates	22	23

Total interest payable of joint ventures and associates	32	35

6 DIRECTORS’ AND EMPLOYEES’ REMUNERATION

a) Directors’ remuneration

Details of Directors’ remuneration are set out on pages 46 to 59.

b) Employees’ remuneration

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Salaries and other staff costs, including Directors’ remuneration were as follows:
Wages and salaries	68	63
Social security costs	4	3
Pension costs (note 7)	6	5

Total employees’ remuneration	78	71
Less: amounts capitalised as part of assets in the course of construction	(1)	(1)

Total staff costs	77	70

Notes to the accounts continued

6 DIRECTORS’ AND EMPLOYEES’ REMUNERATION continued

Employee numbers

	Year ended	Year ended
	31 December	31 December
	2003	2002
	No.	No.
Average number of employees during the financial year, analysed by geographic segment was:
North America	212	207
Europe	746	769
Middle East	342	43
Australia	591	593
Rest of the World	362	367
Corporate and development	163	146

Total average number of employees	2,416	2,125

7 PENSION SCHEME FUNDING

UK: The majority of pensions for UK employees are funded through the industry-wide scheme, the Electricity Supply Pension Scheme (ESPS) which is a defined benefit scheme with assets invested in separate trustee administered funds. The ESPS is divided into sections, and the International Power Group of ESPS was opened to members on 1 April 2002 and employees’ past service rights were transferred into the Group later that year.

For 2002 SSAP 24 disclosures, the pension expense was taken to be equal to the total contributions paid, as assets and liabilities in respect of members’ pensionable service prior to 1 April 2002 were not transferred to the Group until late 2002.

Pension costs for 2003 have been calculated using assumptions consistent with those used to assess the initial rate of contributions paid by the Group, and based on market conditions at the start of the accounting period.

The pension cost for 2003 is £3.1 million, comprising £2.6 million regular cost and £0.5 million variation cost.

The principal assumptions used to calculate these pension costs are set out below:

Pre-retirement investment return	6.5% pa
Post-retirement investment return	5.0% pa
Salary increases	3.8% pa
Pension increases in deferment	2.5% pa
Pension increases in payment	2.5% pa

The actuarial value of assets as at 31 March 2003, the date of the first formal actuarial valuation, was £33 million. The accrued liabilities valued on the projected unit method using assumptions set out below, were £43 million. The market value of assets was, therefore, 77% of accrued liabilities. Arrangements have been made to make good the past service deficit over the average future working lifetime of the membership (calculated to be approximately 12 years).

The principal assumptions used for the 31 March 2003 valuation are:

Pre-retirement investment return	6.6% pa
Post-retirement investment return	5.1% pa
Salary increases	4.1% pa
Pension increases in deferment	2.7% pa
Pension increases in payment	2.7% pa

AUSTRALIA: Employees at Hazelwood participate in a standard Australian superannuation fund called Equipsuper. This plan provides benefits primarily for employees in the electricity, gas and water industry, and was developed from the scheme sponsored by the State Electricity Commission of Victoria.

At 31 December 2003, the actuarial value of assets was 104% of accrued liabilities. The assets were £54 million and liabilities £52 million. The pension cost for 2003 was £2 million.

The principal assumptions are set out below:

Valuation date

31 December
2003
Principal assumptions:
Investment return	7.5% pa
Salary increases	5.0% pa
Pensions increases	n/a

In other countries employees are members of local social security schemes and in some cases defined contribution plans. The charge for 2003 in respect of defined contribution plans was £1 million.

FRS17

In accordance with the requirements of FRS 17 (Retirement Benefits), this note discloses the main financial assumptions made in valuing the liabilities of the schemes and the fair value of assets held. However, as permitted by FRS 17, the costs, accruals and prepayments recorded in the financial statements continue to be reported under the requirements of SSAP 24 (Accounting for Pension Costs).

The valuation used for FRS 17 disclosures for the UK schemes has been based on the most recent actuarial valuations at 30 November 2001, 31 March 2002 and 31 March 2003, and updated by qualified independent actuaries to take account of the requirements of FRS 17 to assess the liabilities of the schemes at 31 December 2003.

The Group operates a number of defined benefit schemes for employees of its overseas businesses. Full actuarial valuations of these schemes have been carried out within the last three years and results have been updated to 31 December 2003 by qualified independent actuaries.

The assumptions used to calculate scheme liabilities under FRS 17 are:

	31 December 2003		31 December 2002		31 December 2001
	UK	Australia	UK	Australia	UK	Australia
	%	%	%	%	%	%
Financial assumptions
Discount rate	5.40	7.50	5.50	7.00	5.80	7.25
Rate of increase in salaries	4.30	4.00	3.80	4.00	4.00	4.00
Inflation rate	2.80	3.00	2.30	3.50	2.50	3.00
Increase to deferred benefits during deferment	2.90	n/a	2.50	n/a	2.60	n/a
Increases to pensions payments	2.90	n/a	2.50	n/a	2.60	n/a

The amounts required to be disclosed by FRS 17 in respect of the performance statements were:

	Group	Group
	2003	2002
	£m	£m
Analysis of amounts that would have been charged to operating profit in respect of defined benefit schemes
Current service	(5)	(3)
Past service cost	–	(1)

Total operating charge	(5)	(4)

	Group	Group
	2003	2002
	£m	£m
Analysis of amounts that would have been credited to other finance income
Expected return on schemes’ assets	5	5
Interest on schemes’ liabilities	(5)	(4)

Net return	–	1

	Group	Group
	2003	2002
	£m	£m
Analysis of amounts that would have been recognised in the consolidated statement of total recognised gains and losses
Actual return less expected return on schemes’ assets	5	(11)
Experience gains/(losses) arising on schemes’ liabilities	(3)	(1)
Changes in the assumptions underlying the present value of schemes’ liabilities	(7)	(5)
Currency translation adjustment	1	–

Actuarial loss recognised in the consolidated statement of total recognised gains and losses	(4)	(17)

	Group	Group
	2003	2002
History of experience gains and losses
Difference between the actual and expected return on schemes’ assets:
Amount (£m)	5	(11)
Percentage of schemes’ assets	5%	15%
Experience gains and losses on schemes’ liabilities:
Amount (£m)	(3)	(1)
Percentage of schemes’ liabilities	3%	1%
Total amount recognised in the consolidated statement of total recognised gains and losses:
Amount (£m)	(4)	(17)
Percentage of the present value of schemes’ liabilities	4%	22%

Notes to the accounts continued

7 PENSION SCHEME FUNDING continued

	31 December 2003		31 December 2002		31 December 2001
	UK	Australia	UK	Australia	UK	Australia
	%	%	%	%	%	%
The assets in the schemes and expected rates of return (weighted averages) were:
Long-term rate of return expected
Equities	7.8	7.6	7.0	7.5	7.4	7.5
Bonds	5.1	4.8	4.5	5.5	4.9	5.5
Other	6.6	6.1	4.8	5.5	–	5.5

	UK	Australia	Total	UK	Australia	Total	UK	Australia	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets in schemes
Equities	36	35	71	27	24	51	19	23	42
Bonds	5	14	19	4	12	16	16	12	28
Other	4	5	9	3	4	7	–	5	5

Total market value of assets	45	54	99	34	40	74	35	40	75
Present value of scheme liabilities	(58)	(50)	(108)	(43)	(36)	(79)	(39)	(25)	(64)

(Deficit)/surplus in the scheme	(13)	4	(9)	(9)	4	(5)	(4)	15	11
Related deferred tax asset/(liability)	4	(1)	3	3	(1)	2	1	(5)	(4)

Net pension (liability)/asset	(9)	3	(6)	(6)	3	(3)	(3)	10	7

Other assets principally comprise property and cash.

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserve at 31 December would be as follows:

	Group	Group	Group
	2003	2002	2001
	£m	£m	£m
Net assets
Net assets excluding pension asset/(liability)	1,562	1,769	1,697
FRS 17 pension (liability)/asset	(6)	(3)	7

Net assets including FRS 17 pension (liability)/asset	1,556	1,766	1,704

Reserves
Profit and loss reserve excluding net pension (liability)/asset	113	330	260
Net pension (liability)/asset	(6)	(3)	7

Profit and loss reserve including FRS 17 pension (liability)/asset	107	327	267

	Group	Group
	2003	2002
	£m	£m
Movement in (deficit)/surplus during the year:
(Deficit)/surplus in the schemes at the beginning of the year	(5)	11
Current service cost	(5)	(3)
Contributions	5	4
Past service cost	–	(1)
Other finance income	–	1
Actuarial loss	(4)	(17)

Deficit in the schemes at the end of the year	(9)	(5)

8 EXCEPTIONAL ITEMS

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
Net operating exceptional items charged/(credited):
Deeside impairment	–	45
Rugeley impairment	–	58
Impairment of US plant	404	–
Reversal of HUBCO impairment	(35)	–

Net operating exceptional items	369	103

Exceptional income from investments:
Backlog dividend received from KAPCO	–	(42)

Exceptional income from investments	–	(42)

Total operating exceptional items and investment income	369	61

Non-operating exceptional items credited:
Profit on disposal of a 5% holding in HUBCO	(17)	–
Profit on disposal of a Czech fixed asset investment	(7)	–
Release of provision in respect of sale of Chinese operations	(3)	–

Non-operating exceptional items	(27)	–

Exceptional interest charges:
Write off of unamortised finance charges	16	–

Exceptional interest payable and similar charges	16	–

Total exceptional items before attributable taxation	358	61

Taxation on exceptional items	(26)	(1)

Total exceptional items after attributable taxation	332	60

The revised carrying values of the plants were determined by applying a risk-adjusted discount rate of 9.7% to the post-tax cash flows expected from the plant over their remaining useful lives.

9 TAX ON PROFIT ON ORDINARY ACTIVITIES

	Year ended	Year ended
	31 December	31 December
	2003	2002
	£m	£m
a) Analysis of charge in year
Current taxation
UK corporation tax at 30% (year ended 31 December 2002: 30%)	26	25
Foreign taxation	13	21
Share of joint ventures’ taxation	2	2
Share of associates’ taxation	16	17

Total current taxation charge for year	57	65

Deferred taxation
Origination and reversal of timing differences	(30)	11
Share of joint ventures’ deferred taxation	1	–

Total deferred taxation charge for year	(29)	11

Total taxation charge for the year	28	76

Included in the tax on profit are the following amounts relating to exceptional items:
Operating exceptional items (deferred tax)	(27)	(14)
Exceptional income from investments (current tax)	–	13
Non-operating exceptional items (current tax)	2	–
Exceptional interest charges (current tax)	(1)	–

Taxation credit on exceptional items	(26)	(1)

Notes to the accounts continued

9 TAX ON PROFIT ON ORDINARY ACTIVITIES continued

b) Reconciliation of current tax charge

The tax charge for the year on ordinary activities varied from the standard rate of UK corporation tax as follows:

	2003			2002
	Current	Deferred	Total	Current	Deferred	Total
	tax	tax		tax	tax
	£m	£m	£m	£m	£m	£m
Corporation tax at 30%	52	–	52	77	–	77
Permanent differences	6	–	6	5	–	5
Origination or reversal of timing differences	2	(2)	–	(25)	25	–
Tax holidays	(10)	–	(10)	(9)	–	(9)
Effect of tax rate applied to overseas earnings	6	–	6	4	–	4

Tax charge for the year before exceptional items	56	(2)	54	52	25	77
Exceptional items	1	(27)	(26)	13	(14)	(1)

Tax charge for the year	57	(29)	28	65	11	76

10 PROFIT OF THE PARENT COMPANY

The profit of the parent company for the financial year amounted to £121 million (year ended 31 December 2002: loss of £176 million). By virtue of Section 230 of the Companies Act 1985, the Company is exempt from presenting a separate profit and loss account.

11 EARNINGS PER SHARE

	Year ended	Year ended
	31 December	31 December
	2003	2002
	pence	pence
a) Earnings per share – basic
Before exceptional items	10.2	15.5
Exceptional items	(29.9)	(5.4)

After exceptional items	(19.7)	10.1

b) Earnings per share – diluted
Before exceptional items	10.1	15.5
Exceptional items	(29.9)	(5.4)

After exceptional items	(19.7)	10.1

	£m	£m
c) Basis of calculation – earnings
Profit attributable to shareholders before exceptional items	113	173
Exceptional items	(332)	(60)

Loss/profit attributable to shareholders after exceptional items	(219)	113

	Million	Million
d) Basis of calculation – number of Ordinary Shares
Weighted average number of issued Ordinary Shares	1,114.1	1,117.6
Weighted average number of shares held by Employee Share Ownership Plans (ESOPs)	(3.2)	(2.2)

	1,110.9	1,115.4
Dilutive potential Ordinary Shares:
Employee share schemes	9.2	2.6

Weighted average number of Ordinary Shares taking account of applicable dilutive instruments	1,120.1	1,118.0

FRS 14 requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. A net loss per share would only be increased by the exercise of out-of-the money share options. Since it seems inappropriate to assume that option holders would act irrationally, no adjustment has been made for out-of-the-money options and hence diluted EPS (after exceptional items) equals basic EPS (after exceptional items).

12 INTANGIBLE FIXED ASSETS

	Goodwill	Negative	Total
		goodwill
	£m	£m	£m
The Group
Cost
At 1 January 2003	10	(10)	–
Exchange rate differences	1	(1)	–

At 31 December 2003	11	(11)	–

Amortisation
At 1 January 2003	(2)	3	1
(Charged)/credited in the year	(2)	2	–

At 31 December 2003	(4)	5	1

Net book value at 31 December 2003	7	(6)	1

Net book value at 31 December 2002	8	(7)	1

Goodwill arising on the acquisition of joint ventures and associated undertakings is set out in note 14 – fixed asset investments.

13 TANGIBLE FIXED ASSETS

	Freehold	Plant,	Assets in	Total
	land and	machinery	course of
	buildings	and	construction
		equipment
	£m	£m	£m	£m
a) The Group
Cost
At 1 January 2003	82	2,903	88	3,073
Additions	4	68	48	120
Compensation for long-term performance shortfalls	–	(127)	–	(127)
Reclassifications and transfers	2	98	(111)	(11)
Disposals	(1)	(5)	–	(6)
Exchange rate differences	2	76	(2)	76

At 31 December 2003	89	3,013	23	3,125

Depreciation and diminution in value
At 1 January 2003	18	582	–	600
Provided during the year	3	105	–	108
Impairment	–	404	–	404
Compensation for long-term performance shortfalls	–	(33)	–	(33)
Reclassifications and transfers	–	(5)	–	(5)
Disposals	–	(3)	–	(3)
Exchange rate differences	1	5	–	6

At 31 December 2003	22	1,055	–	1,077

Net book value at 31 December 2003	67	1,958	23	2,048

Net book value at 31 December 2002	64	2,321	88	2,473

Interest capitalised in the year was £2 million. On a cumulative basis, the net book value of interest capitalised is £85 million.

The total value of land that is not depreciated included within freehold land and buildings is £27 million (31 December 2002: £28 million).

Notes to the accounts continued

13 TANGIBLE FIXED ASSETS continued

		Plant,	Total
	Freehold	machinery
	land and	and
	buildings	equipment
b) The Company	£m	£m	£m
Cost
At 1 January 2003	1	5	6
Additions	–	–	–

At 31 December 2003	1	5	6

Depreciation and diminution in value
At 1 January 2003	1	3	4
Provided during the year	–	1	1

At 31 December 2003	1	4	5

Net book value at 31 December 2003	–	1	1

Net book value at 31 December 2002	–	2	2

14 FIXED ASSET INVESTMENTS

	Joint ventures	Associated undertakings
	Share of	Share of	Goodwill	Other	Total
	net assets	net assets		investments
a) The Group	£m	£m	£m	£m	£m
At 1 January 2003	102	283	20	102	507
Share of post-tax profit	19	94	(2)	–	111
Additions	8	–	–	2	10
Distribution and loan repayments	(10)	(58)	–	(1)	(69)
Disposals	–	(4)	–	(4)	(8)
Reclassifications and transfers	7	–	–	–	7
Amortisation	–	–	–	(1)	(1)
Exchange rate differences	–	(17)	(1)	(1)	(19)

At 31 December 2003	126	298	17	97	538

Included within the Group’s share of net assets of joint ventures and associated undertakings is net debt of £712 million (31 December 2002: £503 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company.

	31 December	31 December
	2003	2002
Group share of associated undertakings’ net assets	£m	£m
Share of fixed assets	821	602
Share of current assets	226	221

	1,047	823
Share of liabilities due within one year	(79)	(157)
Share of liabilities due after more than one year	(670)	(383)

	(749)	(540)

Share of net assets	298	283

	31 December	31 December
	2003	2002
Group share of joint ventures’ net assets	£m	£m
Share of fixed assets	302	260
Share of current assets	35	40

	337	300
Share of liabilities due within one year	(37)	(46)
Share of liabilities due after more than one year	(174)	(152)

	(211)	(198)

Share of net assets	126	102

The Group investments that are listed on a recognised stock market are those in The Hub Power Company Limited (HUBCO) and Malakoff Berhad. Both are associated undertakings.

At 31 December 2003, the Group’s share of HUBCO was valued at £90 million (2002: £126 million) on the major Pakistan stock markets and the Group’s share in Malakoff Berhad was valued at £128 million (2002: £108 million) on the Kuala Lumpur stock market. Market values for both Group shareholdings were in excess of the respective book values at the year end.

Kot Addu Power Company Limited (KAPCO), in which the Group holds 36% of the shares, is classified as a trade investment because International Power plc does not exercise significant influence over the company.

	Subsidiary undertakings
	Investment	Loans	Other	Total
			investments
b) The Company	£m	£m	£m	£m
At 1 January 2003	1,015	862	1	1,878
Additions	1,172	362	2	1,536
Distribution and loan repayments	(438)	–	–	(438)
Disposals	(94)	(784)	–	(878)
Amortisation	–	–	–	–
Impairment	(227)	(15)	–	(242)
Exchange rate differences	–	(6)	–	(6)

At 31 December 2003	1,428	419	3	1,850

Details of the principal subsidiary undertakings, associates and joint ventures are provided in note 32.

Within other investments are a number of International Power plc Ordinary Shares held in Employee Share Ownership Trusts (ESOTs). These shares are held by the ESOTs to meet awards made under a number of employee share plans (see note 22). At 31 December 2003, the ESOTs held a total of 3,003,312 International Power plc Ordinary Shares (2002: 1,917,414). At 31 December 2003, the market value of these shares was £3,709,090. The maximum number of shares required to meet all outstanding awards (assuming full vesting of those awards) as at 31 December 2003 was 842,171 (2002: 1,730,255).

15 STOCKS

	Group		Company
	31 December	31 December	31 December	31 December
	2003	2002	2003	2002
	£m	£m	£m	£m
Plant spares	18	14	–	–
Fuel stocks	18	15	–	–
Consumables	29	26	–	–

Total stocks	65	55	–	–

16 DEBTORS

	Group		Company
	31 December	31 December	31 December	31 December
	2003	2002	2003	2002
	£m	£m	£m	£m
Amounts recoverable within one year:
Trade debtors	50	48	–	–
Due from subsidiary undertakings	–	–	217	55
Other debtors	54	23	27	14
Prepayments and accrued income	53	59	3	3

Total amounts recoverable within one year	157	130	247	72

Amounts recoverable after more than one year:
Other debtors	3	4	–	–

Total amounts recoverable after more than one year	3	4	–	–

Total debtors	160	134	247	72

17 CURRENT ASSET INVESTMENTS

	Group		Company
	31 December	31 December	31 December	31 December
	2003	2002	2003	2002
	£m	£m	£m	£m
Current asset investments	70	43	–	–

Current asset investments are primarily short-term money market deposits used for fund management and treasury purposes.

Notes to the accounts continued

18 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group		Company
	31 December	31 December	31 December	31 December
	2003	2002	2003	2002
	£m	£m	£m	£m
Trade creditors	71	106	1	1
Amounts due to subsidiary undertakings	–	–	814	562
Other creditors	58	34	14	11
Other taxation and social security	–	–	1	1
Corporation tax	86	53	19	12
Accruals and deferred income	100	134	41	52
Bank loans (secured)	531	810	–	–
6.25% Euro Dollar Bonds 2003	–	37	–	37
2% Convertible US Dollar Bonds 2005	–	231	–	–
Total bonds	–	268	–	37

Total creditors: amounts falling due within one year	846	1,405	890	676

The bank loans are secured by fixed and floating charges over the assets of certain subsidiary undertakings.

Secured loans without recourse

Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary undertaking and are secured solely on the assets of the subsidiary undertaking concerned.

At 31 December 2003, we were in discussions with bank groups in relation to claimed technical defaults on the non-recourse debt for the US merchant portfolio. As these issues were not formally resolved at 31 December 2003, the debt at ANP has been reported as current non-recourse debt in our accounts.

19 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Group		Company
	31 December	31 December	31 December	31 December
	2003	2002	2003	2002
	£m	£m	£m	£m
Other creditors	5	7	–	–
Bank loans (secured):
between one and five years	262	138	–	–
over five years	442	438	–	–
Total bank loans	704	576	–	–
2% Convertible US Dollar Bonds 2005	62	–	–	–
6.25% Convertible US Dollar Bonds 2023	138	–	–	–
Total bonds	200	–	–	–

Total creditors: amounts falling due after more than one year	909	583	–	–

The bank loans are secured by fixed and floating charges over the assets of certain subsidiary undertakings.

Convertible bonds

2% Convertible US Dollar Bonds 2005

On 24 November 2000, International Power (Cayman) Limited, a wholly-owned subsidiary company incorporated in the Cayman Islands, issued US$357 million 2% convertible notes due 2005, convertible into Preference Shares of International Power (Cayman) Limited at the holder’s option, exchangeable for Ordinary Shares of, and unconditionally guaranteed on a senior unsecured basis by, International Power plc.

The notes are convertible into Ordinary Shares of International Power plc at a conversion price of 300p at any time between 4 January 2001 and 23 November 2005. Each US$1,000 principal amount of notes will entitle the holder to convert into a US$1,000 paid up value of Preference Shares of International Power (Cayman) Limited. Investors may elect to receive their Ordinary Shares in the form of American Depositary Receipts.

On 24 November 2003, US$254 million of the notes were redeemed at the holder’s option at a redemption price of 107.1% of its principal amount, together with accrued and unpaid interest. The balance of US$103 million will remain for a further two-year period at an effective interest rate of 4.6%.

The ‘unput’ convertible unsecured notes will be redeemed on 24 November 2005 at a redemption price of 112.4% of its principal amount. Accordingly the convertible bond is now shown within long-term liabilities.

3.75% Convertible US Dollar Bonds

On 22 August 2003, International Power (Jersey) Limited, a wholly-owned subsidiary company incorporated in Jersey, issued US$252.5 million 3.75% convertible notes due 2023, convertible into Preference Shares of International Power (Jersey) Limited at the holder’s option, immediately exchangeable for Ordinary Shares of, and unconditionally guaranteed by, International Power plc.

19 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (continued)

The notes are convertible into Ordinary Shares of International Power plc at a conversion price of 200p at any time between 2 October 2003 and 12 August 2023. Each US$1,000 principal amount of notes will entitle the holder to convert into a US$1,000 paid up value of Preference Shares of International Power (Jersey) Limited.

The notes may be redeemed at the holder’s option at their principal amount, together with accrued interest, to the date fixed for redemption.

If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 22 August 2023 at a redemption price equivalent to their principal amount.

Premium on redemption of convertible bonds

Provision is made for the possible premium on redemption of the 2005 and 2023 convertible bonds. This is included within the carrying amount of the bonds. At 31 December 2003, the amount accrued was £8 million (31 December 2002: £13 million). The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

20 PROVISIONS FOR LIABILITIES AND CHARGES

	Deferred	Rationalisation	Other	Total
	tax	and restructuring
a) The Group	£m	£m	£m	£m
At 1 January 2003	219	11	25	255
Charged to profit and loss	28	1	1	30
Credited to profit and loss	(58)	–	(4)	(62)
Provisions utilised/released	–	(3)	(2)	(5)
Transfer to corporation tax	(4)	–	–	(4)
Foreign exchange	20	–	4	24

At 31 December 2003	205	9	24	238

The majority of the rationalisation and restructuring provision relates to liabilities in respect of onerous property leases and employee-related compensation. Other provisions primarily comprise amounts provided for long service and annual leave liabilities and for mine site restoration. These liabilities are not expected to arise in the short-term.

	Deferred	Rationalisation	Total
	tax	and restructuring
b) The Company	£m	£m	£m
At 1 January 2003	36	11	47
Provisions utilised/released	–	(3)	(3)
Reclassifications and transfers	(6)	–	(6)

At 31 December 2003	30	8	38

21 DEFERRED TAXATION

Deferred taxation accounted for in the consolidated balance sheet and the potential amounts of deferred taxation are:

	31 December	31 December
	2003	2002
	£m	£m
Full potential deferred tax liabilities
Tangible fixed assets accelerated capital allowances	(175)	(237)
Other timing differences	(21)	(24)
Dividends of overseas subsidiary undertakings	(16)	(17)

Total gross deferred tax liabilities	(212)	(278)
Less: deferred tax liabilities not provided	–	–

Total deferred tax liabilities provided	(212)	(278)

Full potential deferred tax assets
Provisions	3	2
Tax losses	86	45
Other timing differences	35	12

Total gross deferred tax assets	124	59
Less: deferred tax assets not recognised	(117)	–

Total deferred tax asset recognised	7	59

Net deferred tax liability recognised	(205)	(219)

Deferred tax assets would be offset against suitable taxable profits when they arise.

Notes to the accounts continued

22 SHARE CAPITAL

	Authorised Ordinary		Issued and fully paid
	Shares of 50p	£m	Ordinary Shares of 50p	£m
At 1 January 2003	1,700,000,000	850	1,117,561,520	559
Issue of shares under the Sharesave Scheme	–	–	1,944	–
Issue of shares under Executive Share Option Scheme	–	–	180,853	–
Shares bought back and cancelled	–	–	(10,652,323)	(5)

At 31 December 2003	1,700,000,000	850	1,107,091,994	554

Deferred Shares

The Company has 21 Deferred Shares of 1 pence each in issue. These shares were issued to ensure the demerger was effected as efficiently as possible. The holders of Deferred Shares have no rights to receive dividends or to attend or vote at any general meeting.

Unclassified Share

Further to the redemption of the Special Share in August 2000, the Company’s authorised share capital includes one unclassified share of £1.

Employee Share Plans

a) Share Options Plans

The Company operates the following employee share plans for which shares may be issued by the Company out of authorised but unissued share capital upon exercise of options: the 2002 Performance Share Plan; the UK Approved and Unapproved Executive Share Option Plans; the Global Executive Share Option Plan; the UK Approved Sharesave Plan and the Global Sharesave Plan. The UK Approved Sharesave Plan and the Global Sharesave Plan are savings related and enable employees to invest up to a maximum of £250 per month.

		Number of Ordinary Shares (millions)
		Sharesave	Executive	Performance	Total
		Schemes	Share Option	Share
Note			Schemes	Plan
i)	Outstanding at 1 January 2003	3.7	11.2	–	14.9
	Granted	2.2	11.8	3.8	17.8
ii)	Exercised/lapsed	(0.2)	(0.3)	–	(0.5)

	Total options outstanding at 31 December 2003	5.7	22.7	3.8	32.2

			Number of Ordinary Shares
	Option	Date	31 December	31 December
	price	exercisable	2003	2002
i) Options outstanding
Sharesave Schemes	307.51p	2003	–	4,486
	250.00p	2003	775	775
	188.00p	2004	12,159	18,856
	188.00p	2006	8,976	17,952
	200.00p	2004	6,780	6,780
	200.00p	2006	7,592	16,029
	90.00p	2005	1,076,670	1,181,040
	90.00p	2007	2,492,950	2,492,950
	110.00p	2006	291,557	–
	110.00p	2008	216,667	–
	79.00p	2006	875,724	–
	79.00p	2008	748,259	–
Executive Share Option Schemes	297.94p	1996-2003	52,935	54,085
	336.21p	1997-2004	101,858	101,858
	306.14p	1998-2005	290,736	290,736
	323.23p	1999-2006	472,639	472,639
	386.09p	2000-2007	555,541	555,541
	352.61p	2001-2008	761,052	766,660
	331.42p	2002-2007	33,206	33,206
	311.75p	2003-2010	2,689,810	2,704,525
	235.00p	2004-2011	1,935,593	1,949,477
	217.00p	2004-2011	165,778	165,778
	196.00p	2005-2012	4,038,393	4,056,787
	70.00p	2006-2013	11,609,290	–
Performance Share Plan 2002	84.00p	2005-2006	3,807,057	–

Total options outstanding			32,251,997	14,890,160

	Option	Number	Nominal	Consideration
	price	of options	value
			£	£
ii) Options exercised
Executive Share Option Schemes	70.00p	180,853	90,426	126,597
Sharesave Schemes	90.00p	1,944	972	1,750

Total options exercised during the year		182,797	91,398	128,347

b) Profit Sharing Share Scheme

In addition to the above, the Company operates an Inland Revenue Approved Profit Sharing Share Scheme. No further appropriations have been made in respect of this scheme. On 26 May 2003, 454,285 shares in International Power plc, representing the balance of the shares held in trust were released to 1,885 present and former employees of the Group. No further appropriations were made in respect of this scheme during the year.

c) Demerger Share Plan

At demerger, the Board of the Company established the Demerger Share Plan to provide an incentive to those employees (other than Executive Directors) who were remaining in continuous full-time employment with the Company. On 3 October 2000, the Board made conditional awards of 288,359 shares to 181 employees of the Company. No specific purchases of shares were made in respect of this Plan as the Company utilised the balance of shares unallocated from two former employee share plans which ceased operation at demerger to meet the vesting of conditional awards under this plan. During the year, a total of 15,241 shares were released to individuals ceasing employment with the Company in accordance with their entitlement under the rules of the Demerger Share Plan. On 3 October 2003, the Demerger Share Plan vested and a total 244,094 shares were released to employees.

d) 2002 Performance Share Plan

At the AGM in May 2003, shareholders approved the establishment of the 2002 Performance Share Plan. The Company granted to the Trustee an option to acquire 3,807,057 Ordinary Shares in the Company at an option price of 84 pence per share. This option can only be exercised to the extent required to satisfy conditional awards made on 10 March 2003 under the 2002 Performance Share Plan. These conditional awards can only vest after the end of the relevant performance period and only to the extent to which the performance conditions have been achieved. The performance period ends on 31 December 2005. No shares were released in respect of this share plan during 2003.

e) Managers’ share bonus arrangements

During 2003 a total of 1,800,000 shares in International Power were acquired in respect of the annual incentive arrangements for Executive Directors and senior managers for a consideration of £1.5 million. These shares have been placed in an Employee Share Ownership Trust.

f) Employee Share Schemes

The Group takes advantage of the exemption granted under UITF 17 (Employee Share Schemes) whereby no compensation expense need be recorded for SAYE employee schemes.

23 RESERVES

	Share	Share	Capital	Capital	Profit	Total
	capital	premium	redemption	reserve	and loss	shareholders’
		account	reserve		account	funds – equity
	£m	£m	£m	£m	£m	£m
a) The Group
At 1 January 2003	559	289	140	422	330	1,740
Share buyback	(5)	–	5	–	(13)	(13)
Loss for the financial year	–	–	–	–	(219)	(219)
Other recognised gains and losses relating to the year (net)	–	–	–	–	15	15

At 31 December 2003	554	289	145	422	113	1,523

	£m	£m	£m	£m	£m	£m
b) The Company
At 1 January 2003	559	289	140	415	137	1,540
Share buyback	(5)	–	5	–	(13)	(13)
Profit for the financial year	–	–	–	–	121	121

At 31 December 2003	554	289	145	415	245	1,648

The share premium account, capital redemption reserve and capital reserve are not distributable.

The cumulative amount of goodwill set off to reserves prior to the adoption of FRS 10 on acquisition of subsidiary undertakings is £95 million (31 December 2002: £95 million). £143 million of the Company’s profit and loss reserve is not distributable as it arose from unrealised gains on intra-group transfers.

Notes to the accounts continued

24 NOTES TO THE CASH FLOW STATEMENT

		Year ended	Year ended
		31 December	31 December
		2003	2002
Note		£m	£m
	a) Reconciliation of operating profit to net cash inflow from operating activities
	Operating (loss)/profit	(279)	105
13	Impairment	404	103

		125	208
13	Depreciation	108	111
12	Goodwill amortisation	–	(1)
14	Other amortisation	1	2
	Movement in working capital:
	Increase in stocks	(5)	(29)
	(Increase)/decrease in debtors	(25)	19
	Decrease in creditors	(13)	(37)
	(Decrease)/increase in provisions	(7)	3

	Net cash inflow from operating activities	184	276

	b) Dividends received from joint ventures and associates
	Dividends from joint ventures	10	12
	Dividends from associates	58	72

	Total dividends received from joint ventures and associates	68	84

	c) Returns on investments and servicing of finance
	Other interest and dividends received	26	24
	Debt and loan interest paid	(105)	(102)
	Debt issue costs paid	(3)	(8)
	Dividends paid to minority shareholders	(2)	(2)

	Returns on investments and servicing of finance – ordinary	(84)	(88)
	Returns on investments and servicing of finance – exceptional:
	Refinancing charges	(4)	(25)

	Net cash outflow from returns on investments and servicing of finance	(88)	(113)

	d) Capital expenditure and financial investment
	Purchase of tangible fixed assets:
	Maintenance	(64)	(48)
	Growth	(57)	(96)

	Purchase of tangible fixed assets	(121)	(144)
	Receipts from sale of fixed assets	1	–
	Compensation for long-term performance shortfalls	56	–
	Purchase of shares for employee share schemes	(2)	(2)
	Loan advanced to joint venture	(8)	–
	Cash paid in respect of net investment hedges	–	(13)

	Net cash outflow from capital expenditure and financial investment – ordinary	(74)	(159)
	Net cash inflow from capital expenditure and financial investment – exceptional:
	Receipts from sale of fixed asset investment	11	–

	Net cash outflow from capital expenditure and financial investment	(63)	(159)

		Year ended	Year ended
		31 December	31 December
		2003	2002
		£m	£m
	e) Acquisitions and disposals
	Purchase of subsidiary undertakings	–	(144)

	Acquisitions and disposals – ordinary	–	(144)
	Receipts from partial disposal of investment in HUBCO	21	–
	Receipts from sale of subsidaries	3	–

	Acquisitions and disposals – exceptional	24	–

	Net cash inflow/(outflow) from acquisitions and disposals	24	(144)

	f) Financing activities
23	Share buyback	(13)	–
26	Bank loans	(247)	210

	Net cash (outflow)/inflow from financing activities	(260)	210

25 ACQUISITIONS

In April 2003, the Group acquired a 20% interest in Arabian Power Company (Umm Al Nar). A US$440 million equity bridge facility was provided to Arabian Power Company in July 2003. The Group’s obligation under the facility at 31 December 2003 is a letter of credit for US$88 million.

26 NET DEBT

	1 January	Exchange	Other	Cash flow	31 December
	2003	differences	non-cash		2003
			movements
	£m	£m	£m	£m	£m
Cash
Cash at bank and in hand	799	10	–	(136)	673

Liquid resources
Current asset investments	43	7	–	20	70

Debt financing
Loans due within one year	(847)	56	63	197	(531)
Loans due after more than one year	(576)	(85)	(81)	38	(704)
Convertible bonds	(231)	23	(4)	12	(200)

Total debt financing	(1,654)	(6)	(22)	247	(1,435)

Total net debt	(812)	11	(22)	131	(692)

Notes to the accounts continued

27 FINANCIAL INSTRUMENTS

A discussion of the Group’s objectives and policies with regard to risk management and the use of financial instruments can be found in the Operating and financial review. Financial instruments comprise net debt (see note 26) together with other instruments deemed to be financial instruments including long-term debtors, creditors and provisions for liabilities and charges.

a) Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all the following disclosures other than the currency risk disclosures as relevant. The fair value of short-term debtors and creditors approximates to the carrying value because of their short maturity. In accordance with FRS 13 (Derivatives and other financial instruments), deferred tax has been excluded from the following disclosures.

b) Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group as at 31 December 2003 was:

	31 December 2003			31 December 2002
	Total	Floating rate	Fixed rate	Total	Floating rate	Fixed rate
		financial	financial		financial	financial
		liabilities	liabilities		liabilities	liabilities
Currency	£	£	£	£	£	£
Sterling	91	7	84	171	59	112
US dollar	767	128	639	971	194	777
Australian dollar	554	117	437	487	110	377
Czech koruna	46	9	37	51	34	17
Others	15	–	15	17	1	16

Total	1,473	261	1,212	1,697	398	1,299

All the Group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of financial liabilities. There are no material financial liabilities on which interest is not paid.

The effect of the Group interest swaps was to classify £437 million of floating rate Australian dollar borrowings as fixed rate, £438 million of floating rate US dollar borrowings as fixed rate, £84 million of floating rate sterling borrowings as fixed rate and £37 million of floating rate Czech koruna borrowings as fixed rate, in the above table.

In addition to the above, the Group’s provisions are considered to be floating rate financial liabilities as, in establishing the provisions, the cash flows have been discounted.

The floating rate financial liabilities comprise bank borrowings bearing interest rates fixed in advance for various time periods up to 12 months by reference to LIBOR for that time period. The figures in the following tables take into account interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities and financial assets.

	31 December 2003		31 December 2002
	Fixed rate financial liabilities		Fixed rate financial liabilities
	Weighted	Weighted	Weighted	Weighted
	average	average period	average	average period
	interest rate	for which	interest rate	for which
		rate is fixed		rate is fixed
Currency	%	Years	%	Years
Sterling	7.09	5	7.09	6
US dollar	6.16	2	5.08	3
Australian dollar	8.01	6	8.01	7
Czech koruna	3.98	3	13.02	–
Others	7.25	3	7.25	4

Weighted average	6.84	4	6.23	4

c) Interest rate risk profile of financial assets

The Group had the following financial assets as at 31 December 2003:

	31 December 2003			31 December 2002
	Total	Floating rate	Fixed rate	Total	Floating rate	Fixed rate
		financial	financial		financial	financial
		assets	assets		assets	assets
Currency	£	£	£	£	£	£
Sterling	412	412	–	158	158	–
US dollar	147	147	–	266	266	–
Euro	157	157	–	307	307	–
Australian dollar	2	2	–	101	101	–
Czech koruna	21	21	–	6	6	–
Others	7	7	–	8	8	–

Total	746	746	–	846	846	–

The cash deposits comprise deposits placed in money market funds, and a variety of investments with maturities up to three months. All investments are in publicly quoted stocks or treasury instruments. Letters of credit totalling £132 million are supported on a cash collateral basis at 31 December 2003.

d) Currency exposures

As explained on page 17 of the Operating and financial review, the Group’s objective in managing the currency exposures arising during the normal course of business (in other words, its structural currency exposures) is to fully hedge all known contractual currency exposures, where possible. As at 31 December 2003 and 31 December 2002, these exposures were not considered to be material.

Currency exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. It is not Group policy to hedge currency translation through forward contracts or currency swaps.

e) Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities, other than short-term creditors and accruals, was as follows:

	31 December	31 December
	2003	2002
	£	£
In one year or less, or on demand	531	1,078
In more than one year but not more than two years	97	39
In more than two years but not more than five years	249	128
In more than five years	596	452

Total	1,473	1,697

As discussed in note 18, the Group is in discussions with bank groups in relation to claimed technical defaults on the non-recourse debt for the US merchant asset portfolio. Until these issues are resolved and documented, the debt at ANP is reported as current non-recourse debt in our accounts.

Notes to the accounts continued

27	FINANCIAL INSTRUMENTS continued

f) Borrowing facilities

The Group has substantial borrowing facilities available to it. The undrawn committed facilities available at 31 December 2003 in respect of which all conditions precedent have been met are detailed below.

	31 December 2003			31 December 2002
	Facility	Undrawn	Available	Undrawn	Available
	£m	£m	£m	£m	£m

US$450 million Corporate revolving credit facility (October 2006)[1]	251	129	129	–	–
US$570 million Corporate revolving credit facility (October 2003)	–	–	–	279	279
US$1,215 million ANP Funding 1 construction and term loan (June 2006)[2]	679	–	–	110	–
US$120 million ANP Funding 1 revolving credit facility (June 2006)[2]	67	50	–	66	–
US$40 million ANP Funding 1 bank support facility (June 2006)[2]	22	22	–	25	–
Czk 1,000 million EOP revolving credit facility (May 2007)	22	22	22	17	17
Czk 2,000 million EOP term facility (May 2007)	44	–	–	–	–
US$99 million Al Kamil term facility (April 2017)	55	–	–	3	–
£30 million Corporate letter of credit facility[3]	30	1	1	1	1
£14 million Subsidiary facilities in various currencies	14	7	3	21	2

Total	1,184	231	155	522	299

1.	The drawn element of the US$450 million Corporate revolving credit facility relates to letters of credit issued.

2.	As disclosed in note 18, the Group is in discussions with bank groups in relation to non-recourse debt for ANP Funding 1. The undrawn portion of this facility has therefore been shown as unavailable in the above table, and will become substantially available when these issues have been formally resolved and documented.

3.	These facilities include a £30 million letter of credit facility which becomes committed for any letters of credit that have been drawn.

     At 31 December 2003, £29 million of letters of credit had been drawn from this facility.

Uncommitted facilities available at 31 December 2003 were:

	31 December 2003			31 December 2002
	Total	Drawn	Undrawn	Total	Drawn	Undrawn
	£m	£m	£m	£m	£m	£m

Facility
Bank borrowings and overdraft facilities	25	–	25	37	–	37
Thai National Power working capital facility	1	–	1	1	–	1
Pelican Point working capital facility	4	–	4	3	–	3

Total	30	–	30	41	–	41

     Bank borrowing facilities are normally reaffirmed by the banks annually although they can theoretically be withdrawn at any time.

g) Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of all the Group’s financial assets and liabilities as at 31 December 2003.

	31 December 2003		31 December 2002
	Book	Fair	Book	Fair
	value	value	value	value
	£m	£m	£m	£m

Primary financial instruments held or issued to finance the Group’s operations
Short-term borrowings and current portion of long-term borrowings	(531)	(531)	(1,078)	(1,078)
Long-term borrowings	(942)	(953)	(619)	(621)
Cash deposits and current asset investments	746	746	846	846

	Year ended					Year ended
	31 December 2003					31 December 2002
	Book	Fair	Gain/	Gross	Gross	Gross	Gross
	value	value	(loss)	gain	(loss)	gain	(loss)
	£m	£m	£m	£m	£m	£m	£m

Derivative financial instruments held to manage the interest rate, currency profile and exposure to energy prices
Interest rate swaps and similar instruments	–	(38)	(38)	–	(38)	–	(71)
Currency swaps	–	–	–	–	–	–	–
Forward foreign currency contracts	–	–	–	–	–	–	(1)
Energy derivatives	–	37	37	100	(63)	69	(39)

The methods and assumptions used to estimate fair values of financial instruments are as follows:

i)	For investments of up to three months, trade debtors, other debtors and prepayments, trade creditors, other current liabilities, long-term and short-term borrowings, the book value approximates to fair value because of their short maturity.

ii)	The fair value of investments maturing after three months has been estimated using quoted market prices.

iii)	The fair value of long-term borrowings and interest rate swaps has been calculated using market prices when available or the net present value of future cash flows arising.

iv)	The fair value of the Group’s forward exchange contracts, foreign currency swaps and foreign currency options has been calculated using the market rates in effect at the balance sheet dates.

v)	The fair value of energy derivatives is measured using market based methodologies that provide a consistent measure across diverse energy products. Within the above fair values, only the financial assets and liabilities have been marked-to-market as defined by the requirements of the accounting standard.

h) Hedges

As explained on page 17 of the Operating and financial review, the Group’s policy is to hedge the following exposures:

i)	Interest rate risk – using interest rate swaps, options and forward rate agreements.

ii)	Structural and transactional currency exposures – using currency borrowings, forward foreign currency contracts, currency options and swaps.

iii)	Currency exposures on future expected sales – using currency swaps, forward foreign currency contracts, currency options and swaps.

iv)	Energy price fluctuations – using physical hedges through the operation of energy supply and trading activities together with financial products.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised or expires. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

		Foreign	Energy	Total net
	Debt	exchange	derivatives	gain/(loss)
	£m	£m	£m	£m

Unrecognised gains and (losses) on hedges at 1 January 2003	(71)	(1)	30	(42)
Gains and (losses) arising in previous years that were recognised in the year ended 31 December 2003	(1)	(1)	25	23

Gains and (losses) arising in previous years that were not recognised in the year ended 31 December 2003	(70)	–	5	(65)
Gains and (losses) arising in the year ended 31 December 2003 that were not recognised in the year	32	–	32	64

Unrecognised gains and (losses) on hedges at 31 December 2003	(38)	–	37	(1)

Of which:
Gains and (losses) expected to be recognised in the year ended 31 December 2004	(3)	–	30	27
Gains and (losses) expected to be recognised in the year ended 31 December 2005 or later	(35)	–	7	(28)

The hedging of structural currency exposures associated with foreign currency net investments is recognised in the consolidated balance sheet.

Notes to the accounts continued

28	COMMITMENTS

a) Lease and capital commitments

	Group		Company
	31 December	31 December	31 December	31 December
	2003	2002	2003	2002
	£m	£m	£m	£m

Capital commitments: contracted but not provided	75	54	–	–
Property leases (annual commitment): expiring within one year	1	1	–	–
expiring between one and five years	–	–	–	–
expiring after five years	5	5	5	5

b) Fuel purchase and transportation commitments

The Group has contracts with fuel suppliers for the supply and transportation of fuel to its power stations. The expiry of these contracts ranges from 2004 to 2021.

29	CONTINGENT LIABILITIES

a) Legal proceedings against the Company

The Company is aware of the following matters, which involve or may involve legal proceedings against the Group:

i)	Claims and potential claims by or on behalf of current and former employees, including former employees of the Central Electricity Generating Board (CEGB), and contractors in respect of industrial illness and injury.

Innogy has agreed to indemnify International Power on an after-tax basis to the extent of 50% of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings to the extent such liability is not insured by Electra Insurance Limited.

ii)	In 1994 separate complaints were made by the National Association of Licensed Opencast Operators (NALOO) and the South Wales Small Miners Association (SWSMA) to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government. The complaint alleges violations of EU Competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB’s practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English courts by members of NALOO. An appeal against the Commission findings was brought by a faction of SWSMA, which was initially ruled out of time, but an appeal was reinstated. Progress with this claim will be influenced by the outcome of the NALOO appeal. The European Court has ruled that the Commission is under an obligation to investigate the complaint by NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission have appealed against the ruling to the European Court of Justice which delivered a judgement on 2 October 2003 for the main part dismissing the appeal. The ruling confirmed that the Commission has the power to investigate and the matter is now with the Commission for consideration. It is not practicable to estimate legal costs or possible damages at this stage. The Commission ruled on the complaint in 1998 and did not make any findings against the Company.

Innogy has agreed to indemnify International Power on an after-tax basis to the extent of 50% of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings.

The Directors are of the opinion, having regard to legal advice received, the Group’s insurance arrangements and provisions carried in the balance sheet, that it is unlikely that the matters referred to above will, in aggregate, have a material effect on the Group’s financial position, results of operations or liquidity.

b) Taxation

The Company is aware of a number of issues which are, or may be, the subject of disputes with the tax authorities in the territories where the Group has operations. The principal exposures where significant amounts of tax could arise are in respect of potential exposures relating to the UK tax losses generated from the acquisition of Australian subsidiaries and related financing arrangements. Discussions are continuing with the UK Inland Revenue to reach agreement on these issues.

The Directors are of the opinion, having regard to the professional advice received, that adequate provision has been made for the settlement of any taxation liabilities that might arise.

c) Bonds and guarantees

Various growth and expansion projects are supported by bonds, letters of credit and guarantees issued by the Company totalling £424 million. £11 million of this is in respect of the loan facilities of its Elcogas investment which was provided for in the year ended 31 December 2001. In February 2004 , this guarantee and the Company’s loan obligations have been cancelled following the disposal of the investment.

Energy trading activities relating to merchant plant are supported by letters of credit and guarantees totalling £110 million.

30	RELATED PARTY TRANSACTIONS

Operations and maintenance contracts

In the course of normal operations, the Group has contracted on an arm’s-length basis to provide power station operation and maintenance services to joint ventures and associated undertakings. During the year the Group derived income of £37 million (year ended 31 December 2002: £16 million) from these arrangements. Included in creditors is £ nil (2002: creditor – £2 million) in relation to these contracts.

31	POST BALANCE SHEET EVENTS

In February 2004, the Group sold its investment in Elcogas, Spain. This investment had been fully provided against and the release of a guarantee will result in an exceptional gain in the first quarter of 2004.

32	DETAILS OF PRINCIPAL SUBSIDIARY UNDERTAKINGS, ASSOCIATES AND JOINT VENTURES

Subsidiary undertakings

	Country of
	incorporation and	Percentage
Name and nature of business	registration	shareholding
Hazelwood Power Partnership (power generation) *	Australia	Partners’ Capital	92%
Elektrárny Opatovice AS (power generation) *	Czech Republic	Ordinary Shares	99%
International Power Global Developments Limited (project development – overseas)	England and Wales	Ordinary Shares	100%
Pelican Point Power Limited (power generation) *	England and Wales ‡	Ordinary Shares	100%
Rugeley Power Limited (power generation)	England and Wales	Ordinary Shares	100%
Deeside Power Development Company Limited (power generation)	England and Wales	Ordinary Shares	100%
International Power Fuel Company Limited (fuel supplies)	England and Wales	Ordinary Shares	100%
National Power International Holdings BV (investment holding company) *	The Netherlands **	Ordinary Shares	100%
Synergen Power Pty Limited (power generation) *	Australia	Ordinary Shares	100%
Thai National Power Company Limited (power generation) *	Thailand	Ordinary Shares	100%
Midlothian Energy Limited Partnership (power generation) *	US	Partners’ Capital	100%
Milford Power Limited Partnership (power generation) *	US	Partners’ Capital	100%
ANP Funding 1 LLC (financing company) *	US	Ordinary Shares	100%
International Power (Cayman) Limited (financing company)	Cayman Islands **	Ordinary Shares	100%
IPR Insurance Company Limited (insurance captive) *	Guernsey	Ordinary Shares	100%
International Power (Jersey) Limited (financing company)	Jersey **	Ordinary Shares	100%
International Power (Finance) Limited (financing company)	England and Wales	Ordinary Shares	100%
ANP Blackstone Energy Company, LLC (power generation) *	US	Ordinary Shares	100%
ANP Bellingham Energy Company, LLC (power generation) *	US	Ordinary Shares	100%
Hays Energy Limited Partnership (power generation) *	US	Partners’ Capital	100%
International Power Holdings Limited (investment holding company)	England and Wales	Ordinary Shares	100%
Advanced Turbine Products LLC (manufacturer of turbine parts) *	US	Partners’ Capital	82%
Al Kamil Power Company SAOC (power generation) *	Oman	Ordinary Shares	100%
Tihama Power Generation Company Limited (power generation)	Saudi Arabia	Ordinary Shares	60%
International Power Australia Holdings (1) Limited (investment holding company) *	England and Wales	Ordinary Shares	100%

All subsidiary undertakings operate in their country of incorporation, except as indicated below. All subsidiary undertakings have 31 December year ends. The Group also has a number of overseas branch offices.

Associates

	Country of
	incorporation,
	registration	Accounting	Percentage
Name and nature of business	and operation	period end	shareholding
Malakoff Berhad (power generation) *	Malaysia	31 August	Ordinary Shares	18%
The Hub Power Company Limited (power generation) *	Pakistan	30 June	Ordinary Shares	21%
Carbopego – Abastecimento de Combustiveis, SA (fuel supplies) *	Portugal	31 December	Ordinary Shares	33%
Pegop-Energia Electrica, SA (power station operations) *	Portugal	31 December	Ordinary Shares	45%
Tejo Energia – Producao e Distribuicao de Energia Electrica, SA (power generation) *	Portugal	31 December	Ordinary Shares	45%
Shuweihat CMS International Power Company PJSC (power generation) *	UAE	31 December	Ordinary Shares	20%
Uni-Mar Enerji Yatirimlari AS (power generation) *	Turkey	31 December	Ordinary Shares	33%
Arabian Power Company PJSC (power generation)	UAE	31 December	Ordinary Shares	20%

Joint ventures

	Country of
	incorporation,
	registration	Accounting	Percentage
Name and nature of business	and operation	period end	shareholding
Prazská Teplárenská AS (power generation) *	Czech Republic	31 December	Ordinary Shares	49%
Hartwell Energy Limited Partnership (power generation) *	US	31 December	Partners’ Capital	50%
Oyster Creek Limited Partnership (power generation) *	US	31 December	Partners’ Capital	50%
South East Australia Pty Limited (gas pipeline) *	Australia	31 December	Ordinary Shares	33%

*     Held by an intermediate subsidiary undertaking.

‡    Operates in Australia.

**  Operates in the UK.

Five-year financial summary

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

				Year ended
				31 December
				2000	Nine months
	Year ended	Year ended	Year ended	International	ended	Year ended
	31 December	31 December	31 December	Power	31 December	31 March
	2003	2002	2001	Proforma	2000	2000
	£m	£m	£m	£m	£m	£m

Turnover: Group and share of joint ventures’ and associates’	1,273	1,129	1,103	1,002	2,340	4,421
Less: share of joint ventures’ and associates’ turnover	(421)	(412)	(546)	(606)	(483)	(670)

Group turnover	852	717	557	396	1,857	3,751
Net operating costs – ordinary	(727)	(509)	(392)	(323)	(1,680)	(3,185)
Net operating costs – exceptional	(404)	(103)	(2)	(71)	(227)	(1,358)
Operating (loss)/profit	(279)	105	163	2	(50)	(792)
Share of operating profit of joint ventures and associates – ordinary	127	149	161	148	110	140
Share of operating profit of joint ventures and associates – exceptional	35	–	–	–	–	–
Income from investments – ordinary	33	31	–	–	–	–
Income from investments – exceptional	–	42	–	–	–	–
Non-operating exceptional items	27	–	32	(99)	(105)	1,296
Net interest payable and similar charges – ordinary	(111)	(132)	(123)	(104)	(111)	(192)

Net interest payable and similar charges – exceptional	(16)	–	(29)	–	–	–

(Loss)/profit on ordinary activities before taxation	(184)	195	204	(53)	(156)	452

Profit on ordinary activities before taxation and exceptional items	174	256	203	117	176	514
Exceptional items	(358)	(61)	1	(170)	(332)	(62)
Taxation	(28)	(76)	(64)	(37)	(21)	(17)

(Loss)/profit after taxation	(212)	119	140	(90)	(177)	435
Minority interests	(7)	(6)	(2)	(6)	(4)	(1)

(Loss)/profit for the financial year	(219)	113	138	(96)	(181)	434
Ordinary dividends	–	–	–	–	–	(175)
Demerger dividend	–	–	–	(392)	(392)	–

Retained (loss)/profit	(219)	113	138	(488)	(573)	259

Basic earnings/(loss) per share:
Excluding exceptional items	10.2p	15.5p	12.3p	6.6p	13.5p	38.0p
Attributable to exceptional items	(29.9)p	(5.4)p	–	(15.2)p	(29.7)p	(2.3)p

Including exceptional items	(19.7)p	10.1p	12.3p	(8.6)p	(16.2)p	35.7p

Diluted (loss)/earnings per share including exceptional items	(19.7)p	10.1p	12.0p	(8.6)p	(16.2)p	35.6p

The above five-year table sets out the consolidated numbers for International Power plc (formerly National Power PLC) except for the nine months ended 31 December 2000 and year ended 31 March 2000 which are those of National Power PLC.

The table below represents the historical summary of the International Power business:

INTERNATIONAL POWER

Pre-exceptional items

				Year ended	Nine months
	Year ended	Year ended	Year ended	31 December	ended	Year ended
	31 December	31 December	31 December	2000	31 December	31 March
	2003	2002	2001	Proforma	2000	2000
	£m	£m	£m	£m	£m	£m

Turnover: Group and share of joint ventures and associates	1,273	1,129	1,103	1,002	762	1,021
Less: share of joint ventures’ and associates’ turnover	(421)	(412)	(546)	(682)	(478)	(664)

Group turnover	852	717	557	320	284	357
Net operating costs	(727)	(509)	(392)	(247)	(225)	(303)

Operating profit	125	208	165	73	59	54
Share of operating profit of joint ventures and associates	127	149	161	148	108	137

Income from investments	33	31	–	–	–	–

Profit before interest and taxation	285	388	326	221	167	191

CONSOLIDATED BALANCE SHEETS

	As at	As at	As at	As at	As at
	31 December	31 December	31 December	31 December	31 March
	2003	2002	2001	2000	2000
	£m	£m	£m	£m	£m

Fixed assets	2,587	2,981	3,152	3,028	4,320

Stocks	65	55	25	21	57
Debtors	160	134	158	132	647
Investments	70	43	47	–	1,269
Cash at bank and in hand	673	799	596	107	855

Current assets	968	1,031	826	260	2,828
Creditors: amounts falling due within one year	(846)	(1,405)	(615)	(358)	(1,185)
Net current assets/(liabilities)	122	(374)	211	(98)	1,643

Total assets less current liabilities	2,709	2,607	3,363	2,930	5,963

Creditors: amounts falling due after more than one year	(909)	(583)	(1,436)	(1,101)	(2,504)
Provisions for liabilities and charges	(238)	(255)	(230)	(243)	(1,032)

Net assets	1,562	1,769	1,697	1,586	2,427

Net debt	692	812	897	1,071	490
Gearing	44%	46%	53%	68%	20%
Debt capitalisation	31%	31%	35%	40%	17%

Capital expenditure (including acquisitions)	130	319	467	566	1,296

Additional information for US shareholders

This information is derived from the financial statements included in the Company’s report on Form 20-F for the year ended 31 December 2003, which will be filed with the US Securities and Exchange Commission. Form 20-F should be referred to for a complete discussion of the differences between UK GAAP and US GAAP that affect the Group.

EFFECT ON PROFIT AFTER TAX (NET INCOME) OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US GAAP

		Year ended		Year ended
		31 December		31 December
		2003		2002
Note		£m		£m
	Net income
	(Loss)/profit attributable to ordinary shareholders under UK GAAP	(219)		113
	Adjustments:
a)	Pensions	–		2
b)	Impairment of plant
	Impairment of US plant	404		–
	Reinstatement of HUBCO impairment	(35)		–
	Impairment of UK plant	–		102
	Impact on depreciation charge	(7)		(3)
c)	Purchase accounting and goodwill
	Impairment of goodwill	(28)		(51)
	Fair value and purchase accounting	3		2
d)	Development expenditure	1		1
e)	Onerous property lease provision	2		–
f)	Liquidated damages and associated costs	(19)		(71)
g)	Restructuring costs	(3)		3
h)	Derivatives and hedging activities	(35)		5
i)	Deferred finance costs	12		–
j)	Disposal of a 5% holding in HUBCO	1		–
k)	Retranslation of foreign currency denominated subsidiary	–		18
l)	Deferred tax	1		(16)
m)	Stock compensation schemes	(2)		–
	Tax effect of US GAAP adjustments	(93)		12

	Net (loss)/income under US GAAP before cumulative effect of accounting policy change	(17)		117
	Cumulative effect of US GAAP accounting policy change:
c)	Impairment of goodwill	–		(44)
	Tax effect	–		–

	Net (loss)/income under US GAAP	(17)		73

	(Loss)/earnings per Ordinary Share:
	(Loss)/earnings per share under US GAAP before cumulative effect of accounting policy change
	Basic and diluted	(1.5	)p	10.5	p

	(Loss)/earnings per share under US GAAP after cumulative effect of accounting policy change
	Basic and diluted	(1.5	)p	6.5	p

EFFECT ON SHAREHOLDERS’ FUNDS – EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US GAAP

		As at	As at
		31 December	31 December
		2003	2002
Note		£m	£m
	Shareholders’ funds – equity
	Total shareholders’ funds – equity under UK GAAP	1,523	1,740
	Adjustments:
a)	Pensions	10	9
b)	Impairment of plant	547	199
c)	Purchase accounting and goodwill	(20)	9
d)	Development expenditure	(15)	(17)
e)	Onerous property lease provision	(1)	(3)
f)	Liquidated damages and associated costs	(144)	(140)
g)	Restructuring costs	–	3
h)	Derivatives and hedging activities	(1)	(41)
i)	Deferred finance costs	12	–
m)	Stock compensation schemes	(3)	(1)
n)	Employee share trust arrangements	(2)	(1)
l)	Deferred tax	(48)	(49)
	Cumulative tax effect of US GAAP adjustments	(78)	49

	Total shareholders’ funds – equity under US GAAP	1,780	1,757

A brief discussion of the significant differences between UK and US accounting principles follows:

a) Pensions

There are differences in the methods of valuation required under UK and US GAAP for valuing assets and liabilities of defined benefit pension plans. US GAAP is generally more prescriptive in respect of actuarial assumptions and the allocation of costs to accounting periods.

b) Impairment of plant

Under UK GAAP, an impairment provision is recognised when the discounted cash flows are less than the carrying amount of the related assets. Under US GAAP, an impairment provision for assets is made when the undiscounted expected future cash flows fail to recover the carrying amount of the related assets. Accordingly, a US GAAP difference arises when the carrying amount of the assets is greater than the discounted future cash flows but less than the undiscounted future cash flows. This difference in the carrying value results in different levels of depreciation under UK and US GAAP.

Under UK GAAP, an impairment may be reversed when the recoverable amount exceeds the carrying amount. Under US GAAP, recognition of subsequent recoveries in fair value is prohibited. Accordingly, the HUBCO impairment reversed in 2003 under UK GAAP has been reinstated for US GAAP.

c) Purchase accounting and goodwill

Under UK GAAP, goodwill arising on acquisitions after 1 April 1998, accounted for under the purchase method, is capitalised in the balance sheet and amortised over a period not exceeding 20 years. Prior to that date such goodwill arising on acquisitions was and remains eliminated against reserves. Under US GAAP, goodwill arising on purchase business combinations is capitalised in the balance sheet. With effect from 1 January 2002 goodwill is not subject to amortisation but is evaluated for impairment annually or whenever changes in circumstances indicate that goodwill might be impaired. Goodwill impairments were recorded in 2003 and 2002. A cumulative charge of £44 million was made at 1 January 2002 on adoption of the US standard FAS 142 (Goodwill and Intangible Assets).

d) Development expenditure

Under UK GAAP, the Group capitalises certain development expenditure as described in more detail in accounting policy note viii to the consolidated financial statements. US GAAP requires such costs to be expensed as incurred.

e) Onerous property lease provision

Under UK GAAP, a provision in respect of an onerous property lease is stated on a discounted basis. Under US GAAP, this provision is measured on an undiscounted basis. Accordingly, the impact of the discounting is reversed under US GAAP.

f) Liquidated damages and associated costs

Under UK GAAP, liquidated damages relating to amounts receivable from contractors in respect of the late commissioning of new power plants are recorded as income when they represent compensation for lost earnings. This is offset by certain costs, including interest and costs associated with the rectification of the plant, which are expensed in the period in which liquidated damages are recorded as revenue. Under US GAAP, this net amount is recorded as a reduction in the cost of the asset, regardless of the nature of the compensation. These differences in the asset cost result in different levels of depreciation under UK and US GAAP.

Those receipts that relate to compensation for plants not achieving long-term contractual performance levels are recorded as a reduction in the cost of the assets under both UK and US GAAP.

Additional information for US shareholders continued

g) Restructuring costs

Under UK GAAP, when a decision has been taken to restructure the business and a constructive obligation has been created to meet the qualifying expenditure, the necessary provision is made. Under US GAAP, the requirements for charging restructuring costs to income are more prescriptive and include the need for all significant actions arising from the restructuring plan to be determined and the completion dates to be identified by the balance sheet date. Accordingly, the charge for restructuring costs made under UK GAAP in 2002 was reversed and charged to the profit and loss account in 2003 under US GAAP.

h) Derivatives and hedging activities

Under UK GAAP, the Group recognises only derivatives of a speculative nature at fair value on the balance sheet with related gains and losses charged or credited to the profit and loss account. Gains or losses on other derivative instruments are deferred until the hedged transactions actually occur.

Under US GAAP, the Group recognises all qualifying derivatives (including certain derivatives embedded in other instruments) at fair value on the balance sheet. Gains and losses arising on derivatives that do not meet the US GAAP hedge accounting criteria, along with the accretion of the discounted value of debt where bifurcation is required, are recognised in the profit and loss account. Gains and losses on the Group’s derivatives that qualify for cash flow hedge accounting are initially recognised in reserves (to the extent that the hedge is effective) and subsequently reclassified to the profit and loss account as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in earnings.

i) Deferred finance costs

For UK GAAP purposes an exceptional interest charge of £12 million has been recorded in 2003 in relation to the write off of deferred finance costs in respect of the ANP bank facility. The facility is currently in technical default and negotiations with the banks are ongoing. It is not possible to reliably estimate the nature or timing of any renegotiated facility. For US GAAP purposes the deferred finance costs remain capitalised as amounts continue to be outstanding under the ANP facility.

j) Disposal of a 5% holding in HUBCO

Applying the accounting differences between UK and US GAAP can result in differences in the carrying values of net assets under UK and US GAAP. As a consequence of this, different gains and losses may result on the subsequent disposal of the asset.

k) Retranslation of foreign currency denominated subsidiary

During 2001, the Group disposed of its interest in UFG and retained approximately Euro 450 million of these funds in a Euro-denominated foreign enterprise with the intention of reinvesting the proceeds into Euro-denominated generating assets. Under UK GAAP, this foreign enterprise retained its Euro functional currency, with exchange gains and losses being recorded in reserves. Under US GAAP, its functional currency is that of its parent and, as such, gains and losses on translation of these funds are recognised through the income statement.

l) Deferred tax

Under UK GAAP a deferred tax asset or liability is not recognised on the difference between the tax and book values of an asset or liability that existed at the date of a business combination. Under US GAAP, deferred tax is recognised on this difference.

m) Stock compensation schemes

Under UK GAAP, no cost is recorded for the Sharesave Scheme. For other stock compensation schemes, the intrinsic value, being the difference between the book value of the shares before granting the options and the option price, is charged over the period of performance to which the award relates (the vesting period). Under US GAAP, the compensation expense for both schemes is measured as the difference between the market value of the shares at the date of grant and the option price and is spread over the same vesting period. Share options which are exercisable if certain performance criteria are achieved are accounted for as variable awards and compensation expense is calculated at the end of each year by reference to the market price of the shares that are considered likely to vest and recognised over the vesting period.

n) Employee share trust arrangements

Under UK GAAP, Ordinary Shares in the Group held by employee share trusts are included at historical book value. Under US GAAP, such shares are classified as treasury stock and presented at their historical cost as a deduction to shareholders’ equity.

Shareholder profile

AS AT 31 DECEMBER 2003

CATEGORY OF HOLDINGS	Number of	Percentage	Ordinary	Percentage
	shareholders	of total	Shares	of issued
		shareholders		share capital
Private individuals	555,074	99.21	192,535,606	17.40
Nominee companies	3,974	0.71	890,037,522	80.39
Limited and public limited companies	305	0.05	12,658,539	1.14
Other corporate bodies	141	0.03	5,745,858	0.52
Pension funds, insurance companies and banks	17	0.00	6,114,469	0.55

Total	559,511	100.00	1,107,091,994	100.00

RANGE OF HOLDINGS	Number of	Percentage	Ordinary	Percentage
	shareholders	of total	Shares	of issued
		shareholders		share capital
1 – 199	187,150	33.45	28,350,880	2.56
200 – 499	289,440	51.73	77,249,902	6.98
500 – 999	58,464	10.45	37,563,273	3.39
1,000 – 4,999	21,678	3.87	37,568,515	3.39
5,000 – 9,999	1,663	0.30	10,338,950	0.93
10,000 – 49,999	597	0.11	11,069,960	1.00
50,000 – 99,999	118	0.02	8,414,015	0.76
100,000 – 499,999	199	0.04	46,010,662	4.16
500,000 – 999,999	63	0.01	43,742,951	3.95
1,000,000 – highest	139	0.02	806,782,886	72.88

Total	559,511	100.00	1,107,091,994	100.00

Shareholder services and information

Annual General Meeting (AGM)

The 2004 Annual General Meeting (AGM) will be held on Tuesday 11 May 2004. Further details will be set out in the Notice of the AGM to be sent out in April 2004.

The Company’s current policy is not to pay any dividends on Ordinary Shares. There is, in any event, a current prohibition on the payment of dividends by the Company by the terms of a Credit Facility, dated 16 October 2003. The Company currently makes returns to shareholders by making share buybacks. The Company will review its dividend policy at the end of 2004, based on cash flow performance and business outlook.

Electronic proxy voting

For the AGM you may, if you wish, register the appointment of a proxy electronically by logging on to the following website: www.sharevote.co.uk. You will need your voting reference numbers (the three 8-digit numbers shown on your Proxy Form). Alternatively, if you have already registered for a shareview portfolio with Lloyds TSB Registrars, then log on to your portfolio at www.shareview.co.uk and click on company meetings.

Shareview

www.shareview.co.uk is a service offered by Lloyds TSB Registrars that enables you to check your holdings in many UK companies and helps you to organise your investments electronically. If you have access to the internet you can register for this portfolio service which is easy to use, secure and free by logging on to www.shareview.co.uk. Once you have registered for a portfolio, you can also use this service to change your address details on line.

Individual Savings Accounts (ISAs)

Information on the International Power corporate ISA, which offers a tax-efficient way of holding shares, can be obtained from the ISA manager, The Share Centre on 01296 414144 or from International Power’s website.

Shareholder enquiries

If you have any queries on the following:

–	transfer of shares;

–	change of name or address;

–	lost share certificates;

–	lost or out-of-date dividend cheques and payment of dividends directly into a bank or building society account;

–	death of the registered holder of shares;

–	receiving duplicate copies of the Annual Report;

–	receiving the Annual Report in addition to the Summary Annual Report.

Please contact Lloyds TSB Registrars on 0870 600 3978 or write to them at The Causeway, Worthing, West Sussex BN99 6DA.

Additional information can be found on the Lloyds TSB website at www.lloydstsb-registrars.co.uk.

Share dealing services

Lloyds TSB Registrars have in place a low-cost share dealing service for both the purchase and sale of shares. Commission on both sales and purchases is 0.75% per transaction, subject to a minimum dealing charge of £7.50. This is a postal service only. For information on the low-cost dealing service, or to obtain a dealing form, please contact Lloyds TSB Registrars on 0870 600 3978.

General enquiries

Please contact:
Stephen Ramsay
Company Secretary
International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP.
Tel: 020 7320 8706

Corporate investor & media enquiries

Please contact:
Aarti Singhal
Head of Communications
International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP.
Tel: 020 7320 8681

Website

The 2003 Annual Report and Summary Annual Report are available at www.ipplc.com, which also carries a wide range of other information on the Group.

Corporate social responsibility

Our annual corporate social responsibility report is available on our website.

SEC reporting

Our 20-F, including US GAAP reconciliation, will be available on our website prior to 30 April 2004.

Financial calendar

Announcement of Q1 results	6 May 2004
Annual General Meeting	11 May 2004
Announcement of interim results for the period ended 30 June 2004	3 August 2004
Announcement of Q3 results	5 November 2004

Glossary

ABI	Association of British Insurers, a body which, inter alia, sets standards of corporate governance on behalf of insurance companies.

ANP	American National Power.

Availability	A measure giving the proportion of electrical energy that was available during the year, after taking account of both planned and unplanned plant outages.

BACT	Best available control techniques.

BITC	Business in the Community, a charitable foundation.

Bond	Security that obligates the issuer (International Power) to make specified payments to the bondholder (financial institutions).

CO2	Carbon dioxide.

CSR	Corporate social responsibility.

CCGT	Combined cycle gas turbine – turbines, that are typically fuelled by natural gas, are used to drive generators to produce electricity. The exhaust gases are then passed through a boiler to produce steam that in turn drives an additional turbine coupled to a generator.

Cogen	The simultaneous generation of heat and electricity, typically where the need for both arises for industrial or commercial purposes.

Debt capitalisation	Net debt divided by the sum of the net debt and total equity.

Demerger Agreement	The demerger agreement dated 21 August 2000 between National Power, Innogy Holdings and Innogy.

EH&S	Environmental, health and safety.

EPS	Earnings per share, calculated by dividing the profit after interest and tax by the number of shares in issue.

EV	Enterprise value – market capitalisation plus debt capitalisation.

ERCOT	The Electric Reliability Council of Texas – is the corporation that administers the power grid for the state of Texas.

ESPS	Electricity Supply Pension Scheme.

FRS	Financial Reporting Standard.

Gearing	Net debt divided by total equity.

Generator nameplate capacity (installed)	The maximum output of a generator under specific conditions designated by the manufacturer. Installed generator nameplate capacity is commonly expressed in megawatts (MW) and is usually indicated on a nameplate physically attached to the generator.

GT24B	Proprietary gas turbine built by Alstom Power.

Heat rate	A measure of the amount of heat required to produce a unit of electricity.

HUBCO	The Hub Power Company.

IASB	International Accounting Standards Board.

IFRS	International Financial Reporting Standards.

IGCC	Integrated gasification/combined cycle – a combined cycle gas turbine that is fired on a gas fuel derived from the gasification of liquid or solid carbonaceous material, eg. oil residues or coal.

ISO 14001	The international standard of environment management systems.

KAPCO	Kot Addu Power Company.

Merchant market	A merchant market is a deregulated market.

Glossary continued

Merchant plant	Our merchant plants operate in deregulated markets selling power into the traded market without long-term power purchase agreements (PPAs).

MIGD	Millions of imperial gallons per day.

MW	Megawatt; one MW equals 1,000 kilowatts.

MWth	One megawatt of thermal power.

NEPOOL	The New England Power Pool – together with the ISO New England (Independent System Operator, New England) is responsible for managing the region’s electric bulk power generation and transmission systems.

NOx	Oxides of nitrogen.

Non-recourse debt	Debt secured on an asset.

OCGT	Open cycle gas turbine. Turbines, typically fuelled by gas or diesel oil, are used to drive the generators to produce electricity.

OHSAS 18011	Occupational Health and Safety Assessment Series 18011. A management system specification, developed by the British Standards Institute, for health and safety which is compatible with ISO 9001:1994 (Quality) and ISO 14001:1996 (Environmental) management.

O&M	Operations and maintenance, usually used in the context of operating and maintaining a power station.

Off-take agreement	Power purchase agreement between International Power and its customer (the offtaker) whereby the customer takes the electricity generated by a power station.

PAT	Profit after tax.

PBIT	Profit before interest and tax.

Peak load	The maximum demand during a specified high demand period. This may require use of plant (for example, pumped storage) that is generally idle.

Put	To sell a security back to the issuer at a pre-determined price.

RPI	Retail Price Index.

Recourse debt	Debt secured by the Company.

Reliability	A measure giving the proportion of planned electrical energy that was actually available during the year, after taking account of unplanned plant outages.

Safety walk	A formally structured safety inspection of all operational areas to assess aspects of general safety, good housekeeping, lighting etc.

SCR	Selective catalytic reduction – equipment to reduce the concentration of NOx in flue gases.

Spark spread	The difference between the power price and fuel costs.

Tolling contract	A form of long-term electricity contract where the buyer of the electricity also supplies the fuel and the generator provides the energy conversion services in the form of the plant and operational services required to change the energy in the fuel into electricity.

Toolbox talk	Team discussions held on topics related to health and safety, environment, technical and business environment as a means of improving communication.

Trade investment	A business entity over which the investor does not excercise significant influence.

UK GAAP	Generally Accepted Accounting Principles in the UK.

WE ARE CONTINUALLY UPDATING INFORMATION TO KEEP YOU INFORMED OF DEVELOPMENTS WITHIN THE COMPANY, PLEASE VISIT THE INTERNATIONAL POWER WEBSITE AT :

www.ipplc.com

[graphic appears here]

Available on the website:

•	latest presentations

•	press releases

•	share price information

•	financial data and reports

Registered Office
International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP

Registered in England and Wales No: 2366963

This document is printed throughout using soya-based inks on environmentally-responsible paper. The paper supply chain via both mill and merchant is covered by international standard ISO 14001.

Published by International Power plc
www.ipplc.com

Designed and produced by Natural
www.naturalassociates.com
Printed in the UK by Royle Corporate Print

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERNATIONAL POWER PLC

By:		/s/ STEPHEN RAMSAY

	Name:	Stephen Ramsay
	Title:	Company Secretary

Date: April 21, 2003